FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: June 30, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Annual report for the year ended March 31, 2004

2.	English summary and translation of Annual Report for the year ended March 31, 2004 filed with Japanese government pursuant to the Securities and Exchange Law of Japan

THE NEW VALUE FRONTIER

KYOCERA

Driving growth: Meeting tomorrow's challenges today

Annual Report 2004

Contents

01	Financial Highlights
02	To Our Shareholders
05	Review of Operations
06	Fine Ceramics Group
08	Electronic Device Group
10	Equipment Group
12	Others
13	Corporate Governance
15	Financial Section
72	Major Consolidated Subsidiaries and Affiliates
73	Board of Directors, Corporate Auditors and Executive Officers
73	Investor Information

Company Profile

“To be a creative company that continues to grow”– this has been the Kyocera (“Kyocera” as a consolidated group) mission since Kyocera Corporation was founded in 1959, reflecting its unswerving commitment to shareholders. As we plan our future by “always seeking better ways,” continuous growth will remain a top priority.

By continuously pursuing excellence while adhering to universal principles, we in the Kyocera Group will capitalize on our unique value system and technologies. Kyocera will lead the way to the value that rapidly changing markets demand. Not only will we create new technologies and new products, but entirely new markets. In so doing, we will generate new value from every Kyocera Group company worldwide.

Kyocera is concentrating its efforts on the telecommunications and information processing, environmental preservation, and quality-of-life markets. It goes without saying that the fields of telecommunications and information processing will play a major role in the “Ubiquitous Network Age.” Due to our early awareness of this trend, we have already acquired leading technologies and expertise in this area. More than 80% of Kyocera’s revenue is derived from products and services within the IT (Information Technology) industries. We offer a wide variety of tools to support continued development in this area – ranging from fine ceramic components to electronic devices, equipment, services and networks.

From a mid-to long-term perspective, Kyocera believes that robust markets will also develop for environmental preservation technologies – which focus on promoting conservation and reducing environmental burdens through such products as solar cells, photovoltaic generating systems and cartridge-free document solutions equipment. We anticipate further growth for quality-of-life applications as well, which enrich the human experience through better health, safety, convenience and enjoyment. Kyocera will cultivate these fields and serve them through business operations that consistently create new value.

In this manner, Kyocera will strive for mid- to long-term growth –meeting shareholders’ expectations and earning society’s trust as “The Company” that creates new value on a global scale.

Forward-Looking Statements

Certain of the statements made in this annual report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers: and events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as SARS. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this annual report.

Financial Highlights

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31
	2002	2003	2004	2004
Net sales	¥1,034,574	¥1,069,770	¥1,140,814	$10,969,365
Net income	31,953	41,165	68,086	654,673
Earnings per share:
Basic	¥169.02	¥220.91	¥364.79	$3.51
Diluted	168.88	220.86	364.78	3.51
Cash dividends declared per share:
Per share of common stock	60.00	60.00	60.00	0.58
Total assets	¥1,645,458	¥1,635,014	¥1,794,758	$17,257,288
Stockholders’ equity	1,039,478	1,003,500	1,153,746	11,093,712
Depreciation	¥76,252	¥64,988	¥60,861	$585,202
Capital expenditures	54,631	40,614	54,937	528,240

Notes:	A) The yen in millions and the U.S. dollars in thousands, except per share amounts.
B) The U.S. dollar amounts have been translated at the rate of ¥104 = US$1, the rate prevailing at March 31, 2004.

01	Kyocera – Driving growth: Meeting tomorrow’s challenges today

To Our Shareholders

Driving Growth Aggressively

Fiscal 2004 was a year in which Kyocera completed structural reform initiatives while strengthening its various operational bases for continued growth.

Review of Fiscal 2004 Results

For Kyocera, which aims to build a business capable of generating consistent growth throughout the 21st century, the year ended March 31, 2004 (fiscal 2004) marked the completion of several structural reform initiatives and the realization of efforts on various fronts to reinforce the operational base. The achievement of concrete gains in these areas was reflected in the results, making fiscal 2004 a year of particular significance.

Consolidated net sales and profits both rose on a year-on-year basis. Net sales increased by 6.6% to ¥1,140,814 million ($10,969 million), while profit from operations climbed 30.7% to ¥108,962 million ($1,048 million). Income before income taxes rose 51.3% to ¥115,040 million ($1,106 million). Net income increased by 65.4% to ¥68,086 million ($655 million). Diluted earnings per share amounted to ¥364.78 ($3.51).

Kyocera continued to pursue a strategy of high-value-added diversification designed to raise profitability in both the components and equipment businesses. Operating conditions in the electronics industry were substantially improved amid expanding markets for digital consumer products, personal computers and mobile-phone handsets. Kyocera posted higher revenues across all operating segments.

Profits rose in the components businesses as a result of higher revenues combined with the effects of group-wide structural reforms. Gains from these reforms, including higher productivity and reduced unit costs, began to materialize in the second half of fiscal 2004. In equipment operations, revenue growth and an increased proportion of China-based production both contributed to higher profits in the information equipment sector. In telecommunications equipment and optical instruments, development costs for next-generation products and increased promotional expenses put downward pressure on earnings, resulting in lower profits compared with fiscal 2003. Elsewhere, the transfer of the substitutional portion of the employee benefit obligation program to the Japanese government resulted in reduced pension and severance costs, generating a one-time gain of ¥18,917 million ($182 million) (which was reflected in both profit from operations and income before income taxes).

For a more detailed analysis of business performance, please refer to pages 17-33 (Operating and Financial Review and Prospects).

Actions in Fiscal 2004

In fiscal 2004 Kyocera made solid progress in strengthening the Electronic Device Group and U.S. mobile phone operations through structural reforms and ongoing initiatives. Specific achievements included optimizing the global production system for ceramic capacitors; establishing Kyocera Electronic Devices Llc. (KED) as a global marketing subsidiary to boost sales of electronic components; improving quality control systems at the U.S. mobile-phone operations; and creating a new telecommunications R&D facility in the U.S., which augmented Kyocera’s global mobile-phone handset operations and development infrastructure.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	02

Our actions were not merely concerned with solving short-term problems. We also made progress in laying the foundations for the next phase of growth across many operating divisions. For instance, Kyocera engineered corporate splits for both its quartz crystal products and organic material components businesses to create expanded, integrated operations. These moves will enable Kyocera to generate further growth in these operations by maximizing synergy. They have created a strong base from which to pursue industry leadership in both sectors.

Kyocera also made preparations to expand its presence in business sectors with high demand potential, such as fuel cells and organic EL (electroluminescent) displays. These areas hold promise as future earnings drivers.

Fiscal 2005 Outlook

Kyocera expects the operating environment to improve further in fiscal 2005 as the Japanese economy recovers amid continued economic expansion overseas, led by the U.S. and Asian markets. Electronics industry prospects are also good due to projected growth in demand for mobile phones and digital consumer products.

We are confident that the steps we have successfully taken – structural reforms, other initiatives to reinforce our operational base, as well as preparatory moves targeted at future expansion – will drive growth in fiscal 2005 and beyond. They lay the path to continued high-value-added diversification, which remains the cornerstone for achieving Kyocera’s strategic objective to build a business capable of generating continuous growth in sales and profits over the coming years and decades.

Key Business Issues

Kyocera faces three major challenges in fiscal 2005 to raise performance further:

•	Pursue maximum operational synergy within Kyocera Group operations, while continuing to develop new customers and markets.

•	Expand sales in areas where Kyocera commands a high market share.

•	Generate new business by creating markets for new applications of existing technology.

Having completed a number of performance-enhancing programs in fiscal 2004, Kyocera is now ready to target higher rates of growth through the following ongoing business development efforts.

1) Increased group synergy

Kyocera plans to pursue greater group synergy in development, production and sales activities to expand revenues and profits. In our components businesses, this will include stronger sales connections between AVX Corporation (AVX) and other parts of the Electronic Device Group. At the same time, we plan to raise revenue by developing new customers in China and other Asian markets. In quartz crystal products, following the corporate split completed in fiscal 2004, we plan to maximize synergy within our sales organizations and the development and production capabilities of Kyocera Kinseki Corporation. In addition, with increased production in China contributing to higher

03	Kyocera — Driving growth: Meeting tomorrow’s challenges today

To Our Shareholders

profitability, Kyocera plans to expand China-based manufacturing capacity to maximize earnings growth. In the equipment business, our objective is to optimize mobile-phone development and production capabilities in Japan, China and the United States. In information equipment, Kyocera will continue to seek cost reductions through China-based production.

2) Sales expansion in highly promising areas

Our goal is to increase sales of Kyocera products that command a high share of the digital consumer product market, which is poised for expansion. As the market for camera-equipped mobile phones continues to grow, Kyocera will strive to expand sales of ceramic packages, which are used in imaging elements. Other areas of prospective revenue growth include organic packages and multi-layer substrates for computer equipment and digital consumer products; fine ceramic components used in semiconductor and liquid crystal display (LCD) fabrication equipment; and sapphire substrates. Elsewhere, we plan to expand our global presence in the solar energy business, where demand continues to grow, by raising our global capabilities and production capacity.

3) New applications of existing technology

Kyocera plans to establish additional profit streams by developing new markets through innovative applications of existing technology. As just one example, Kyocera is supplying new handsets and base stations based on PHS (Personal Handy Phones) technology for a wireless broadband Internet-access service that began commercial operations in Australia in March 2004. We hope to build on this achievement by developing products for other markets to enhance our leading position in the PHS industry.

In executing these strategies, we will aim to earn the respect of the global business community for the standards we have set in performance and corporate responsibility. In doing so, Kyocera hopes to build a business capable of generating consistent growth throughout this century. We kindly ask all Kyocera stockholders and other stakeholders for their continued support and understanding as we move forward.

June 2004

Kyocera — Driving growth: Meeting tomorrow’s challenges today	04

Review of Operations

Fine Ceramics Group

Electronic Device Group

Equipment Group

Others

Kyocera — Driving growth: Meeting tomorrow's challenges today 05

05	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Review of Operations

Fine Ceramics Group

Fiscal 2004 Consolidated Results

Net sales: ¥255,805 million ($2,460 million); up 7.1% year on year (YOY)

Operating profit: ¥31,139 million ($299 million); up 65.7% YOY

06 Kyocera — Driving growth: Meeting tomorrow's challenges today

Kyocera – Driving growth: Meeting tomorrow’s challenges today	06

Fine Ceramic Parts

Ceramic substrates

Semiconductor process equipment

components

LCD process equipment components

Sapphire substrates

Semiconductor Parts

Multilayer packages

(Surface-Mount Device (SMD) packages)

Metalized products

Fiber-optic network components

Organic packages and substrates

Consumer-Related Products

Solar energy products

Cutting tools

Dental and orthopedic implants

(BIOCERAM)

Jewelry and applied ceramic products

Fiscal 2004 Results

This segment experienced rising demand in virtually all product categories, including fine ceramic components used in semiconductor and LCD process equipment; sapphire substrates for LCD projectors and LEDs; surface-mount device (SMD) packages used in mobile-phone handsets; and packages for semiconductor-based image sensors used in camera-equipped mobile phone and digital still cameras (DSCs). Kyocera also generated substantial revenue growth from solar electric generating systems, notably in Europe; and ceramic cutting tools, principally in Asia. Also, the consolidation of Kyocera SLC Technologies Corporation (KST) in September 2003 added revenues from sales of organic packages and substrates for system LSIs.

Segment earnings benefited from buoyant component demand as production levels recovered throughout the electronics industry. Increased revenues, productivity gains and reduced costs combined to raise operating profit 65.7% year-on-year to ¥31,139 million ($299 million). Semiconductor parts and consumer-related products both posted particularly impressive gains.

Business Outlook and Strategy

Kyocera expects mobile-phone adoption rates to continue rising globally in fiscal 2005, fueling handset sales and stimulating demand for advanced features such as built-in digital cameras. Kyocera plans to increase sales of image-sensor packages for use in camera phones, and related products such as SMD packages for electronic components.

Demand for components is expected to increase as the market for digital consumer electronics continues to expand. Extending fiscal 2004 initiatives, Kyocera will focus on increasing its market share and promoting sales of strategic products, such as ceramic components for semiconductor and LCD process equipment; sapphire substrates used in LEDs and LCD projectors; and organic packages and substrates.

In addition to supplying components to the “telecommunications and information processing” fields, Kyocera will develop new business in the “environmental preservation” and “quality of life” markets for its sustained growth over medium- and long-term.

In the environmental sector, global demand continues to grow for solar power systems. Kyocera commenced assembly of photovoltaic modules in China during fiscal 2004, and is now pursuing additional plans to develop a global manufacturing network for solar energy products. To strengthen its sales channels in Japan, Kyocera will increase its solar product sales outlets by 50%, with new stores under either direct management or franchise.

Kyocera is also conducting R&D on commercial fuel cells, which offer great potential for environmental preservation. The initial R&D goal is to commercialize ceramic-based solid-oxide fuel cells for residential power generation systems in the 1 kW output class.

In the “quality of life” market, Kyocera aims to expand its medical materials business to support increasing demand. To strengthen this business by concentrating resources, Kyocera has reached an agreement with Kobe Steel, Ltd. to merge the medical materials operations of both companies into a new firm, Japan Medical Materials Corporation (tentative name), which will be established on September 1, 2004. As a dedicated manufacturer of medical materials, the new company will benefit from the specialized expertise of Kyocera and Kobe Steel in ceramics, titanium alloys and related material processing technologies, and aim to further expand its business throughout Japan, into Asia and, ultimately, other world markets.

07	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Review of Operations

Electronic Device Group

Fiscal 2004 Consolidated Results

Net sales: ¥256,906 million ($2,470 million); up 12.7% YOY
Operating profit: ¥5,047 million ($49 million); down 57.3% YOY

08 Kyocera — Driving growth: Meeting tomorrow's challenges today

Kyocera – Driving growth: Meeting tomorrow’s challenges today	08

Capacitors

(ceramic capacitors, tantalum capacitors)

Timing devices (TCXOs, VCOs)

High-frequency modules

Thin-film products (thermal print-

heads, LCDs)

Connectors

Fiscal 2004 Results

Electronic equipment manufacturing began to recover in Asia and other parts of the world in mid-2003, creating an upturn in demand for components used in mobile-phone handsets. As a result, Kyocera recorded significantly higher net sales of ceramic capacitors, connectors and LCDs. An eight-month net sales contribution from Kinseki, Limited (now Kyocera Kinseki Corporation), which became a consolidated subsidiary in August 2003, further boosted the segment growth, helping to raise net sales 12.7% compared with fiscal 2003.

Although structural reforms continued in both manufacturing and sales, segment profit was reduced by certain significant one-time charges. Among these, AVX, a U.S. subsidiary, wrote down inventories of tantalum materials and purchase commitments based on long-term contracts. In addition, the closure of production facilities for ferrites created other exceptional costs after AVX’s withdrawal from that business. Total one-time charges related to such actions amounted to ¥13.3 billion ($128 million). This depressed total segment operating profit, which fell 57.3% compared with fiscal 2003, to ¥5,047 million ($49 million).

Structural reforms began to affect earnings favorably in the second half of fiscal 2004, with particular improvements in the ceramic capacitor and timing device businesses.

Business Outlook and Strategy

In addition to seeking greater benefits from the structural reforms undertaken in fiscal 2004, Kyocera plans to increase sales and profits by strengthening synergies in development, production and sales throughout its global network.

By pursuing synergies with newly established Kyocera Kinseki Corporation, striving to lower unit costs through economies of scale, and leveraging Kyocera’s worldwide network to optimize sales and service resources, Kyocera plans to strengthen its position as a leading global producer of quartz crystal components. In addition, through increased synergy with KED, established as an AVX subsidiary during fiscal 2004, Kyocera plans to boost net sales of electronic components outside Japan, including quartz crystal products and connectors.

To raise market share in specific segments, Kyocera will enhance its development and sales capabilities for advanced components in order to meet specific market requirements. Examples include miniature high-capacitance and large-and-ultra-high-capacitance capacitors; miniature timing devices for digital consumer products; and high-frequency modules for use in next generation mobile handsets and automotive applications.

In addition, Kyocera plans to maximize its production and sales operations in China to reduce manufacturing costs and boost price competitiveness. Expanding its business in China and other high-growth Asian markets remains Kyocera’s top priority.

09	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Review of Operations

Equipment Group

Fiscal 2004 Consolidated Results

Net sales: ¥545,811 million ($5,248 million); up 3.0% YOY
Operating profit: ¥31,257 million ($301 million); down 21.9% YOY

10 Kyocera — Driving growth: Meeting tomorrow's challenges today

Kyocera – Driving growth: Meeting tomorrow’s challenges today	10

Telecommunications Equipment

Cellular handsets and accessories

PHS-related products

(handsets and base stations)

Information Equipment

Page printers (ECOSYS)

Copiers

Digital MFPs (Multifunctional products)

Optical Instruments

Digital still cameras (DSCs)

Compact zoom cameras

SLR cameras and lenses

Fiscal 2004 Results

Telecommunications equipment

Consolidated net sales from mobile-phone handsets increased over the prior year. In Japan, revenues from cellular handsets fell short of their fiscal 2003 peak, despite new models featuring an electronic compass and the introduction of 3G handsets for CDMA2000 1xEV-DO services. In contrast, in the North American market, successful marketing efforts and higher Christmas-season shipments led to a substantial increase in revenues from mobile handsets. Net sales of PHS products were negatively affected by fierce price competition. Although the U.S. operations recorded improved profits, total operating profit declined as a result of increased development costs for Japanese-market mobile handsets and price erosion in China.

Information equipment

Kyocera introduced a new line of color-capable copiers, printers and digital MFPs in fiscal 2004. These high-value-added new models, and Kyocera’s efforts to enhance product reliability, were both well received in the market. Bulk orders for printers from institutional customers and increased printer sales through copier dealers contributed to a year-on-year gain in net sales. Operating profit also increased as Kyocera expanded its line of high-value-added models. On the manufacturing side, wider use of common engines in printers and digital MFPs, combined with China-based production, led to a reduction in overall costs.

Optical instruments

Net sales of traditional film cameras and lenses fell sharply on a year-on-year basis, mainly as a result of the ongoing trend toward digital photography. Kyocera introduced “R-TUNE” equipped DSC models, which offer increased image-capturing speeds for near-instantaneous response when the shutter button is pressed. These models generated strong revenue growth in Japan and other markets. Operating profit declined, however, due to the drop in film-based camera revenues and an increase in DSC development costs.

Business Outlook and Strategy

Telecommunications equipment

Kyocera will focus on upgrading its development capabilities through closer links between the R&D center in Yokohama, Japan, and Kyocera Telecommunications Research Corporation in San Diego, U.S.A. Besides basic research, these facilities will concentrate on developing new commercial products based on improved technologies. Cellular phones designed for 3G EV-DO services and wireless broadband data-communication systems based on PHS technology are major areas of focus.

CDMA services are expected to spread into new markets in the Asia-Pacific region, Latin America, Africa, the Middle East and Eastern Europe. Kyocera will aim to secure a larger share of the expanding market for CDMA mobile handsets by optimizing its global development, production and sales network.

Information equipment

Building on a growing reputation for reliability, Kyocera plans to increase revenues by strengthening its lineups of long-service-life equipment based on ECOSYS technology in both color and monochrome markets. Cost-reduction efforts will continue to focus on using common engines in printers and digital MFPs, as well as developing future products using standardized components. These programs will aim to make Kyocera’s office equipment more competitive on price in all major markets.

Optical instruments

Efforts to increase revenues will focus on extending the lineup of DSCs with advanced, high-speed continuous-shooting functions. At the same time, Kyocera plans to leverage its expertise in lenses, electronic components, packages and other technologies to expand its presence in the market of DSC modules for mobile phones.

11	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Review of Operations

Others

Fiscal 2004 Consolidated Results

Net sales ¥100,505 million ($966 million); up 18.1% YOY

Operating profit ¥9,683 million ($93 million); up 30.6% YOY

Fiscal 2004 Results

Kyocera Communication Systems Co., Ltd. (KCCS) posted higher net sales as a result of increased revenues from IT systems and telecommunications engineering services. Net sales of this segment also increased on a year-on-year basis due to a 12-month contribution from Kyocera Chemical Corporation (KCC), after an 8-month contribution in fiscal 2003. Total net sales for the segment increased by 18.1% compared with fiscal 2003 to ¥100,505 million ($966 million).

Segment operating profit rose 30.6% to ¥9,683 million ($93 million), principally due to the effects of higher revenues and reduced unit costs at KCCS.

Business Outlook and Strategy

The priority focus in this segment remains to raise profits at KCCS and KCC.

KCC aims to develop and market technologies for electronic component materials that can be incorporated in a variety of electronic equipment, while also working to expand revenues by exploiting synergies with Kyocera Group companies. The main focus is on eco-friendly materials, an area of high potential demand. There is also considerable scope for synergy in product development between KCC and other Kyocera Group companies specializing in such areas as organic packages and electronic components.

At KCCS, efforts to expand revenues will concentrate on telecommunications engineering. KCCS also plans to expand the system integration outsourcing business related to the information technology market. Other areas of potential growth for KCCS include data center services in Japan and mobile content distribution services. KCCS also aims to broaden its customer base by developing new products featuring network services and security systems.

Telecommunications engineering

Computer network systems

IT consulting services

Leasing services

Electronic component materials

Electrical insulators

Molded synthetic resin products

Kyocera – Driving growth: Meeting tomorrow’s challenges today	12

Corporate Governance

Kyocera’s corporate governance is designed to ensure extremely sound, transparent and effective management — and thereby best protect the interests of stockholders. No discussion of corporate governance at Kyocera would be complete without first looking at the “Kyocera Philosophy,” which provides both the moral and intellectual backbone for Kyocera’s management style.

The “Kyocera Philosophy” was created by Dr. Kazuo Inamori, Kyocera’s founder, as he codified his views on the subject of business management. He was convinced that one of the most important points for the management of the company was that the “Kyocera Philosophy” should apply to the actions of all who work for the enterprise — directors, managers and employees alike.

The “Kyocera Philosophy” embodies many principles, covering subjects ranging from the fundamentals of business management to the specifics of day-to-day operations. Its principles demand impartial, fair and totally transparent management, while emphasizing the importance of maximizing profits by eliminating waste, minimizing expenses and maximizing revenues. The “Kyocera Philosophy” demands particularly high standards of ethical behavior from all leaders within the company. Managers are never allowed to put their personal interests ahead of the company’s interests. From the beginning, Kyocera has been guided by principles that have naturally worked toward achieving the corporate governance goals mentioned above.

Kyocera’s management believes that the standards and criteria applied by all members of the enterprise hold the key to achieving the aims of corporate governance. At its core, the “Kyocera Philosophy” exhorts workers to use the criterion of what they judge “the right thing to do as a human being” as the basis for guiding all actions and decisions. Because of their universal nature, the principles of the “Kyocera Philosophy” are as applicable to Kyocera’s worldwide operations as they are to any other business.

During fiscal 2004, Kyocera managers around the world attended an aggregated total of 19,440 training and education sessions designed to promote deeper understanding of the “Kyocera Philosophy.” The “Kyocera Philosophy” also formed an important part of our orientation efforts for new recruits and on-the-job training programs. In fiscal 2005, Kyocera plans to extend these programs to cover all employees in Japan. A total of 755 managers at Kyocera subsidiaries outside Japan received training along these lines in fiscal 2004.

Kyocera emphasizes a so-called “amoeba” management system in which operations are managed at the level of small groups. This system is believed to reflect the “Kyocera Philosophy” best, and is regarded as the source of Kyocera’s strength in creating highly motivated management by getting all employees involved in the daily operation of the company. Explicit delegation of responsibilities to small groups has the added advantage of promoting transparency in all details of management, while creating a system that promotes efficiency. In Kyocera’s experience, these processes maintain sound business management practices, which in turn translate into greater benefits for all stakeholders.

To make these principles work in practice, a system of checks and balances is also crucial. Kyocera has adopted the corporate governance model outlined in the Commercial Code of Japan that is based on the use of corporate auditors. In this system, the board of corporate auditors oversees the management decisions of the board of directors and policy execution by executive officers. The table on page 14 provides details of Kyocera’s corporate governance structure.

The “Kyocera Philosophy” provides the foundation for Kyocera’s corporate culture and governance framework. It is supported by a system designed to provide unbiased, independent checks. Kyocera plans to maintain and improve its system of corporate governance to ensure that it always fulfills the expectations of stockholders.

13	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Corporate Governance

NYSE Corporate Governance Standards

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual.

However, listed companies that are foreign private issuers, such as Kyocera Corporation, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Kyocera Corporation.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

For large Japanese companies, including Kyocera Corporation, which employ a corporate governance system based on a board of corporate auditors (the “corporate auditor system”), Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from Kyocera Corporation’s management.

Large Japanese companies, including Kyocera Corporation, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An “outside” corporate auditor means a corporate auditor who has not served as a director, manager or any other employee of Kyocera Corporation or any of its subsidiaries for the last five years prior to the appointment.

Currently, Kyocera Corporation has two outside corporate auditors. Starting on the date of the ordinary general meeting of shareholders of Kyocera Corporation relating to the fiscal year ending March 31, 2006, at least 50% of Kyocera Corporation’s corporate auditors will be required to be outside corporate auditors.

Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Like a majority of Japanese companies, Kyocera Corporation employs the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by Kyocera Corporation’s accounting firm and on such accounting firm’s audit reports, for the protection of Kyocera Corporation’s shareholders.

Large Japanese companies, including Kyocera Corporation, are required to have at least three corporate auditors. Currently, Kyocera Corporation has four corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of Kyocera Corporation is two years.

Starting on July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, Kyocera Corporation expects to rely on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria. Kyocera Corporation expects to make a disclosure regarding such reliance in its annual reports on Form 20-F for the fiscal year ending March 31, 2006 and thereafter.

A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.

Kyocera Corporation’s directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon.

Kyocera Corporation’s corporate auditors are also elected at a general meeting of shareholders. A proposal by Kyocera Corporation’s board of directors to elect a corporate auditor must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that Kyocera Corporation’s directors submit a proposal for election of a corporate auditor to a general meeting of shareholders. The corporate auditors have the right to state their opinion concerning election of a corporate auditor at the general meeting of shareholders.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	The total amount of compensation for Kyocera Corporation directors and the total amount of compensation for Kyocera Corporation corporate auditors are proposed to, and voted at, a general meeting of shareholders. Once the proposals for each of such total amounts of compensation are approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocate the respective total amounts among their respective members.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Japanese companies, including Kyocera Corporation, generally issue “stock acquisition rights” (granting the holder thereof the right to acquire from the issuer shares of its common stock at a prescribed price) for stock option purposes. Typically, when stock acquisition rights are used for such purposes, they are issued under terms and conditions which are specially favorable to the recipients thereof, and because of that, such issuance is subject to approval at a general meeting of shareholders under Japan’s company law. Kyocera Corporation obtains approval at a general meeting of shareholders with respect to its issuance of stock acquisition rights for stock option purposes.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	14

Financial Section

Contents

16	Selected Financial Data

16	Market Price and Dividend Data

17	Operating and Financial Review and Prospects

34	Consolidated Balance Sheets

36	Consolidated Statements of Income

37	Consolidated Statements of Stockholders’ Equity

38	Consolidated Statements of Cash Flows

39	Notes to The Consolidated Financial Statements

71	Report of Independent Registered Public Accounting Firm

15	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

Selected Financial Data

Kyocera Corporation and Consolidated Subsidiaries

(Yen in millions, U.S. dollars and shares in thousands, except per share amounts and exchange rates) (A)

	2000	2001	2002	2003	2004	2004
For the years ended March 31:
Net sales	¥812,626	¥1,285,053	¥1,034,574	¥1,069,770	¥1,140,814	$10,969,365
Profit from operations	92,151	207,200	51,561	83,388	108,962	1,047,712
Income before cumulative effect of change in accounting principle	50,345	219,529	33,791	43,421	68,086	654,673
Net income	50,345	219,529	31,953	41,165	68,086	654,673

Earnings per share (B):
Income before cumulative effect of change in accounting principle:
Basic	¥265.72	¥1,161.20	¥178.74	¥233.02	¥364.79	$3.51
Diluted	265.34	1,157.83	178.59	232.97	364.78	3.51
Net Income:
Basic	265.72	1,161.20	169.02	220.91	364.79	3.51
Diluted	265.34	1,157.83	168.88	220.86	364.78	3.51
Weighted average number of shares outstanding:
Basic	189,467	189,053	189,050	186,338	186,643
Diluted	189,739	189,604	189,204	186,382	186,649
Cash dividends declared per share (B):
Per share of common stock	60.00	60.00	60.00	60.00	60.00	0.58

At March 31:
Total assets	¥1,217,158	¥1,728,056	¥1,645,458	¥1,635,014	¥1,794,758	$17,257,288
Long-term debt	21,090	52,306	96,856	60,736	70,608	678,923
Common stock	115,703	115,703	115,703	115,703	115,703	1,112,529
Stockholders’ equity	798,450	1,022,065	1,039,478	1,003,500	1,153,746	11,093,712

Depreciation	¥53,546	¥67,096	¥76,252	¥64,988	¥60,861	$585,202
Capital expenditures	64,731	105,944	54,631	40,614	54,937	528,240

Exchange rate (Yen=US$1):
Period-end	¥103.00	¥126.00	¥132.70	¥118.07	¥104.18
Average	110.67	110.96	125.05	121.94	113.07
High	124.45	125.54	134.77	133.40	120.55
Low	101.53	104.19	115.89	115.71	104.18

(A)	See Note 2 to The Consolidated Financial Statements.

(B)	See Note 1 to The Consolidated Financial Statements.

Market Price and Dividend Data

For Voting Securities by Fiscal Quarter

	2003				2004
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Common Stock:
Market price per share (A) – High	¥10,070	¥9,130	¥8,410	¥7,140	¥7,320	¥8,150	¥7,280	¥8,970
– Low	7,800	7,700	6,520	5,630	5,570	6,400	6,180	7,140
Cash dividends paid per share	30.00	—	30.00	—	30.00	—	30.00	—
American Depositary Share:
Market price per share (B) – High	$80.27	$75.93	$67.17	$59.63	$61.34	$69.30	$67.56	$84.66
– Low	62.21	64.35	55.22	47.96	47.25	54.50	57.40	66.25
Cash dividends paid per share (C)	0.25	—	0.24	—	0.25	—	0.27	—

(A)	Price on the Tokyo Stock Exchange

(B)	Price on the New York Stock Exchange

(C)	Translated into U.S. dollars based on the exchange rates at each payment date

16 Kyocera – Driving growth: Meeting tomorrow’s challenges today

Operating and Financial Review and Prospects

(Yen, U.S. dollars and other currencies in millions, except per share amounts-See Note 2 to The Consolidated Financial Statements)

Results of Operations:

	% of sales			% change year-to-year
	2002	2003	2004	03/02	04/03
Net sales	100.0	100.0	100.0	3.4	6.6
Cost of sales	76.9	74.4	75.4	0.1	8.0

Gross profit	23.1	25.6	24.6	14.3	2.6
Selling, general and administrative expenses	18.1	17.8	15.0	1.2	(9.7)

Profit from operations	5.0	7.8	9.6	61.7	30.7
Interest and dividend income	0.7	0.5	0.4	(28.9)	(6.0)
Interest expense	(0.2)	(0.1)	(0.1)	—	—
Foreign currency transaction gains (losses), net	0.5	(0.5)	(0.1)	—	—
Equity in earnings of affiliates and unconsolidated subsidiaries	0.2	0.3	0.2	98.3	(16.7)
Loss on devaluation of investment in an affiliate	—	(0.5)	—	—	—
Losses on devaluation of investment securities	(0.6)	(0.3)	(0.1)	—	—
Other, net	(0.2)	(0.1)	0.2	—	—

	0.4	(0.7)	0.5	—	—

Income before income taxes, minority interests and cumulative effect of change in accounting principle	5.4	7.1	10.1	37.3	51.3
Income taxes	2.1	3.1	4.4	53.8	53.5

Income before minority interests and cumulative effect of change in accounting principle	3.3	4.0	5.7	26.9	49.6
Minority interests	(0.0)	0.1	0.3	—	—

Income before cumulative effect of change in accounting principle	3.3	4.1	6.0	28.5	56.8
Cumulative effect of change in accounting principle-net of taxes	(0.2)	(0.3)	—	—	—

Net income	3.1	3.8	6.0	28.8	65.4

Segment Operations:

	2002	2003	2004	2004
Net sales :
Fine Ceramics Group	¥252,879	¥238,867	¥255,805	$2,460
Electronic Device Group	234,938	227,962	256,906	2,470
Equipment Group	478,293	529,784	545,811	5,248
Others	81,564	85,084	100,505	966
Adjustments and eliminations	(13,100)	(11,927)	(18,213)	(175)

	¥1,034,574	¥1,069,770	¥1,140,814	$10,969

Operating profit :
Fine Ceramics Group	¥20,137	¥18,797	¥31,139	$299
Electronic Device Group	4,372	11,816	5,047	49
Equipment Group	24,413	40,020	31,257	301
Others	7,085	7,412	9,683	93

	56,007	78,045	77,126	742
Corporate	(2,086)	(5,619)	34,871	335
Equity in earnings of affiliates and unconsolidated subsidiaries	1,559	3,092	2,575	25
Adjustments and eliminations	(82)	519	468	4

Income before income taxes	¥55,398	¥76,037	¥115,040	$1,106

17	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

Net sales

For the fiscal year ended March 31, 2004 (fiscal 2004), the net sales of Kyocera Corporation and its consolidated subsidiaries (Kyocera) increased by ¥71,044 ($683), or 6.6%, to ¥1,140,814 ($10,969) compared with ¥1,069,770 in fiscal 2003.

The increase in net sales was due mainly to growth in demand for components used in mobile phone handsets, digital consumer products and computer-related equipment, which boosted revenues from Fine Ceramics Group and Electronic Device Group sales. Revenues from Equipment Group also rose as Kyocera successfully introduced new mobile phone handset and digital multifunction products (MFPs), and developed new markets. The new consolidations of Kinseki, Limited and its consolidated subsidiaries (Kinseki) and Kyocera SLC Technologies Corporation (KST) during fiscal 2004 also contributed to an increase in net sales. In addition, net sales increased due to that there was a full-year sales contribution in fiscal 2004 from Kyocera Chemical Corporation and its consolidated subsidiaries (KCC), of which sales was contributed only for eight months in fiscal 2003 after becoming a consolidated subsidiary in August 2002. Excluding the contributions to net sales due to the new consolidations of Kinseki and KST, the year-on-year growth in consolidated net sales in fiscal 2004 was a 4.4% increase compared with the 6.6% increase actually recorded.

Sales in Japan, which accounted for 40.0% of total net sales, increased by ¥33,617 ($323), or 7.9%, to ¥456,807 ($4,392) compared with ¥423,190 in fiscal 2003. This was due primarily to higher sales of solar systems and an increase in sales at Kyocera Communication Systems Co., Ltd. and its consolidated subsidiaries (KCCS). This also reflected sales from newly consolidated subsidiaries such as Kinseki and KST.

Kyocera’s sales in overseas markets, which accounted for 60.0% of total net sales, increased by ¥37,427 ($360), or 5.8%, to ¥684,007 ($6,577) compared with ¥646,580 in fiscal 2003. Sales in overseas markets are denominated primarily in the U.S. dollars and the Euros. Compared with fiscal 2003, the overall impact of exchange rate fluctuations on sales in fiscal 2004 was negative as the effect of the yen’s appreciation against the U.S. dollar outweighed the effect of the yen’s depreciation against the Euro. The net negative impact on sales amounted to approximately ¥42,700 ($411). If the foreign exchange rates prevailing in fiscal 2003 were applied to foreign currency-denominated sales for fiscal 2004, consolidated net sales would have increased by 10.6% from fiscal 2003, compared with the increase of 6.6% actually recorded.

Kyocera’s sales in the U.S. declined 5.1 % compared with fiscal 2003. The effect of the yen’s appreciation against the U.S. dollar depressed Kyocera’s sales by approximately ¥37,800 ($363) compared with fiscal 2003, and particularly sales from Electronic Device Group in the U.S. also declined.

Kyocera’s sales in Asia increased by 8.9% compared with fiscal 2003. This increase reflected high demand for Electronic Device Group and Kyocera’s other components business due to brisk production activities of mobile phone handsets and computer-related equipment.

Kyocera’s sales in Europe increased by 8.8% compared with fiscal 2003, due primarily to growth in demand for photovoltaic modules used in solar power generating systems, particularly in Germany, and to higher sales of printers and digital MFPs. The effect of the yen’s depreciation against the Euro also had a positive impact on sales of approximately ¥9,800 ($94).

In fiscal 2004, Kyocera expanded its production activities in China of electronic devices, semiconductor parts, information equipment, telecommunications equipment and optical instruments. A newly established subsidiary, Kyocera (Tianjin) Solar Energy Co., Ltd., commenced assembly of solar modules. As Kyocera intends to expand its sales in the Chinese market, which has a huge growth potential as a production base and marketing area for various electronic equipment, Kyocera aims to expand sales through Kyocera (Tianjin) Sales and Trading Corporation, which deals in Kyocera’s products manufactured in China as well as its products imported into China.

Net sales by operating segment

Fine Ceramics Group

This segment comprises fine ceramic parts, semiconductor parts and consumer-related products. Sales in this segment increased by ¥16,938 ($163), or 7.1%, to ¥255,805 ($2,460) compared with ¥238,867 in fiscal 2003.

Sapphire substrates for LCD projectors and LEDs particularly generated year-on-year growth in sales of fine ceramic parts. Sales of components for semiconductor and LCD fabrication equipment also grew, due mainly to increased demand stemming from the ongoing shift toward large-panel LCDs.

In semiconductor parts, demand for ceramic packages increased, especially for image-sensor devices used in camera-equipped mobile phone handsets and digital still cameras (DSCs). In addition, the new consolidation of KST from September 2003 contributed to an increase in sales.

Expansion of demand for solar power generation systems contributed to increased sales of consumer-related products. Sales of cutting tools also increased, due mainly to higher demand in Asia associated with increased production activities in the automotive industry.

Electronic Device Group

Sales in this segment increased by ¥28,944 ($278), or 12.7%, to ¥256,906 ($2,470) compared with ¥227,962 in fiscal 2003.

Sales posted by AVX Corporation and its consolidated subsidiaries (AVX), which accounts for approximately 50% of this segment net sales, were flat at $1,137 in fiscal 2004 on its functional currency of the U.S. dollars, but declined year-on-year

Kyocera – Driving growth: Meeting tomorrow’s challenges today	18

by ¥10,478 or 7.6% in yen due to the yen’s appreciation against the U.S. dollar. The net effect of the consolidation of Kinseki, which became a wholly owned subsidiary in August 2003 largely offset this. Sales of connectors at Kyocera Elco Corporation and its consolidated subsidiaries (KEC) grew steadily, and sales of thin-film devices increased year-on-year due mainly to higher sales of color STN (Super Twisted Nematic) LCDs for mobile handsets and thermal printheads. Other contributions to an increase in sales of this segment included increased production at facilities in China of ceramic capacitors and timing devices as a result of rising demand for electronic equipment such as mobile phones, PCs and digital still cameras.

Equipment Group

This segment comprises telecommunications equipment, information equipment and optical instruments. Sales in this segment increased by ¥16,027 ($154), or 3.0%, to ¥545,811 ($5,248) compared with ¥529,784 in fiscal 2003.

Sales of telecommunications equipment increased, primarily reflected higher sales at Kyocera Wireless Corp. and its consolidated subsidiaries (KWC). KWC generated sales growth in North American and Latin American markets in fiscal 2004 through increased customer numbers and an aggressive launch program for mid-range handset models for the Christmas season. In Japan, Kyocera missed launch opportunities due to delays in its new model development processes, which had a negative impact on Kyocera’s mobile handset phone business, resulting in a year-on-year decline in sales. Sales of high-end CDMA mobile phone handsets in China failed to generate significant sales growth due to price erosion.

Sales growth of information equipment in fiscal 2004 which was operated by Kyocera Mita Corporation and its subsidiaries (KMC) was primarily driven by lineup expansion resulting from the launch of color models, notably in Europe. Another factor was the receipt of large volume orders overseas as customers valued the reliability of Kyocera-branded products more highly.

Kyocera’s sales of DSCs increased strongly during fiscal 2004, largely as a result of the launch of 12 new models, including five that feature an “R-TUNE” image-processing chip that enables a camera to operate in continuous image-capture mode until the memory capacity limit is reached. However, reduced sales of still film cameras amid falling camera prices and an ongoing contraction in the market offset growth in sales of DSCs.

Others

Sales in this segment increased by ¥15,421 ($148), or 18.1%, to ¥100,505 ($966) compared with ¥85,084 in fiscal 2003.

KCCS increased its sales from both its business information systems and telecommunications engineering businesses following the development of new products and services. Sales of KCC also contributed to this segment due to the fact that its full-year results were reflected in fiscal 2004, whereas only eight months’ sales were reflected in fiscal 2003.

Cost of sales and gross profit

Cost of sales increased by ¥63,966 ($615), or 8.0%, in fiscal 2004 to ¥860,224 ($8,271) from ¥796,258 in fiscal 2003.

Raw material costs increased by ¥74,797 ($719) in fiscal 2004 compared with fiscal 2003. This mainly reflected increased sales and production activities of telecommunications equipment and higher production levels for digital cameras, a write-down amounted to ¥10,351 ($100) of current inventories of tantalum materials and purchase commitments based on long-term contracts at AVX, and the effects of the new consolidation of Kinseki and KST.

Subcontractor costs increased by ¥7,452 ($72) in fiscal 2004, principally as a result of increased production activities of telecommunications and information equipment and fine ceramic parts. Subcontractor costs also increased due to an expansion of outsourcing processes related to software development programs.

Other cost of sales increased by ¥18,564 ($179) in fiscal 2004. This reflected increased royalty payments attributable to higher sales of telecommunications and information equipment, an increase in reserves for product warranty to take account of higher returns with telecommunications equipment in particular and increased purchases of consumables related to higher production volumes of fine ceramic parts and telecommunications equipment as well as the effects of the consolidation of Kinseki and KST. In addition, the excess accrual of ¥2,284 ($22) was reversed as a reduction of other cost of sales to account for the difference between accrued litigation expenses following a settlement of LaPine litigation and the cash settlement.

Depreciation and amortization decreased by ¥2,510 ($24) as a result of restricted capital expenditures in recent years and the effects of the yen’s appreciation against the U.S. dollar.

The transfer of the substitutional portion of Employee Pension Funds (EPF) of Kyocera Corporation and KMC to the Japanese government resulted in a one-time amortization of unrecognized actuarial losses and a recognition of the difference between projected benefit obligation and accumulated benefit obligation, which represented an increase in labor costs totaling ¥13,735 ($132). Furthermore, the withdrawal from EPF at KCC also resulted in a reduction of labor costs of ¥2,821 ($27).

As a result, gross profit increased by ¥7,078 ($68), or 2.6%, in fiscal 2004 to ¥280,590 ($2,698) from ¥273,512 in fiscal 2003. The gross profit ratio decreased by 1.0 point from 25.6% to 24.6%.

19	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2004 decreased by ¥18,496 ($178), or 9.7%, to ¥171,628 ($1,650) compared with ¥190,124 in fiscal 2003.

This reflected an increase in advertising expenses due to expand sales of telecommunications and information equipment coupled with higher sales commissions and service expenses associated with increased sales volumes, plus the effects of the consolidation of Kinseki and KST. Restructuring charges at AVX of ¥2,975 ($29) related to the closure of overseas ferrite manufacturing facilities and headcount reductions also resulted in an increase in SG&A expenses in fiscal 2004.

The transfer of the substitutional portion of EPF of Kyocera Corporation and KMC to the Japanese government resulted in a one-time amortization of unrecognized actuarial losses and a recognition of the difference between projected benefit obligation and accumulated benefit obligation, which represented an increase in labor costs totaling ¥5,843 ($56). In addition, the difference between accumulated benefit obligation for a substitutional portion of EPF and the related government-specified portion of plan assets of EPF was recorded as a reduction of SG&A expenses of ¥38,495($370). Furthermore, the withdrawal from EPF at KCC resulted in a deduction of labor costs of ¥3,132 ($30).

The substantial reductions associated with the changes in EPF resulted in a significant decrease in SG&A expenses in fiscal 2004, despite an increase in net sales. A proportion of SG&A expenses to net sales fell by 2.8 points to 15.0% in fiscal 2004 compared with that of 17.8% in fiscal 2003. As a result, profit from operations increased by ¥25,574 ($246), or 30.7%, to ¥108,962 ($1,048) compared with ¥83,388 in fiscal 2003.

Interest and dividend income

Interest and dividend income in fiscal 2004 decreased by ¥311 ($3), or 6.0%, to ¥4,883 ($47) compared with ¥5,194 in fiscal 2003. Kyocera has an investment policy ensuring security and liquidity.

Interest expense

Interest expense in fiscal 2004 decreased by ¥146 ($1), or 10.2%, to ¥1,286 ($12) compared with ¥1,432 in fiscal 2003. A decrease in foreign currency-denominated borrowings, which are typically at higher interest rates than yen-denominated borrowings, was more than offset by higher interest expense due to the consolidation of Kinseki.

Foreign currency translation

During fiscal 2004 the yen appreciated by 9 yen, or 7.4%, against the U.S. dollar and depreciated by 12 yen, or 9.9%, against Euro compared with fiscal 2003, respectively. The net effect of foreign currency fluctuations was a loss of ¥1,546 ($15), as a result of the yen being worth 11.7% more against the U.S. dollar at March 31, 2004 compared with at March 31, 2003. This principally resulted in losses of KMC arising from the translation of trade receivables denominated in foreign currencies.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. (Payables are usually in small amounts.) It has no significant unhedged monetary assets, liabilities or firm contract-related commitments denominated in foreign currencies other than restricted cash, certain time deposits and the functional currencies of Kyocera’s overseas operations. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2004 was derived mainly from interests in Taito Corporation (Taito)., Kinseki, S.K. TELETECH CO., Ltd. (SKTT). Earnings on equity-method investments amounted to ¥2,575 ($25), a fall of ¥517 ($5),or 16.7%, compared with ¥3,092 in fiscal 2003.

Kyocera Corporation owns a 36.02% interest in Taito, which is the major affiliate and operates in electronic amusement business. Taito’s sales of game arcades in fiscal 2004 increased compared with fiscal 2003. Sales of coin-operated game machine also increased due to the launch of new models. Although Taito’s net sales and income before income taxes in fiscal 2004 increased compared to fiscal 2003, the net income decreased compared to fiscal 2003. This is because the effective income tax rate was higher in fiscal 2004 as carryforward losses were utilized in fiscal 2003, and Taito applied the regular effective tax rate in fiscal 2004. As a result, Kyocera’s equity in earnings of Taito decreased.

Kyocera Corporation owned a 28.09% interest in Kinseki, Limited. On August 1,2003, Kyocera Corporation made Kinseki, Limited a wholly-owned subsidiary (100% owned subsidiary) through exchange of shares. Kyocera’s equity in earnings of Kinseki, Limited in fiscal 2004 were for four months (from April to July). For detailed information of this business combination, please see Note 3 to The Consolidated Financial Statements.

Kyocera Corporation owned a 27.48% interest in SKTT. Kyocera’s equity in earnings of SKTT decreased compared to fiscal 2003. On March 26, 2004, Kyocera sold all of its shares of SKTT. As a result, Kyocera recorded the gain of ¥491 ($5).

In fiscal 2004, losses on devaluation of investment securities amounted to ¥1,030 ($10), a decrease of ¥1,853 ($18) compared with ¥2,883 in fiscal 2003. Losses recorded in fiscal 2004 was due mainly to management’s estimation that

Kyocera – Driving growth: Meeting tomorrow’s challenges today	20

certain non-public companies in which Kyocera invested would need considerable periods to show profitability in their operating activities. Losses recorded in fiscal 2003 was attributable mainly to a prolonged decline in the market value of Japanese bank stock held by Kyocera Corporation.

Income before income taxes

In fiscal 2004, increases in operating profits in Fine Ceramics Group and higher revenues in Equipment Group from sales of information equipment such as digital MFPs outweighed the negative effects of a decline in operating profit in Electronic Device Group, primarily due to aforementioned one-time charges related to inventory write-downs and restructuring activities at AVX, and lower operating profits of optical instruments and telecommunications equipment in Equipment Group. Kyocera also recorded a settlement gain of ¥18,917 ($182) for a substitutional portion of EPF as mentioned in the descriptions of cost of sales and SG&A. Income before income taxes increased by ¥39,003 ($375), or 51.3%, to ¥115,040 ($1,106) compared with ¥76,037 in fiscal 2003.

As with net sales, the overall impact of exchange rate fluctuations on income before income taxes in fiscal 2004 was negative as the effect of the yen’s appreciation against the U.S. dollar outweighed the effect of the yen’s depreciation against the Euro. The net impact on income before income taxes amounted to approximately ¥3,900 ($38). If the foreign exchange rates prevailing in fiscal 2003 were applied, consolidated income before income taxes would have shown a year-on-year increase of 56.5%, compared with the 51.3% increase actually recorded.

Operating profit by segment

Fine Ceramics Group

Operating profit in this segment increased by ¥12,342 ($119), or 65.7%, to ¥31,139 ($299) compared with ¥18,797 in fiscal 2003. This was due primarily to increased sales across all product divisions combined with reduced manufacturing costs.

Operating profit from fine ceramic parts increased, due primarily to higher sales of components used in semiconductor and LCD fabrication equipment and sapphire substrates.

Operating profit margins improved substantially for semiconductor parts, due to expanded production efficiencies of SMD ceramic packages in China accompanied with stable growth of its demand. Increased sales and higher manufacturing productivity also improved the profitability of organic material components and of optical communications components and packages, and contributed to an increase in operating profits.

Operating profit from consumer-related products increased, due primarily to improved production yields with solar systems and reduced manufacturing costs for cutting tools through higher levels of China-based production.

Electronic Device Group

Operating profit in this segment decreased by ¥6,769 ($65), or 57.3%, to ¥5,047 ($49) compared with ¥11,816 in fiscal 2003. The decline in profits was due primarily to an operating loss recorded at AVX for fiscal 2004. AVX wrote down ¥10,351 ($100) of current inventories of tantalum materials and purchase commitments based on long-term contracts, and also booked a restructuring charge of ¥2,975 ($29) associated with the closure of its overseas ferrite manufacturing facilities and headcount reductions. As a result, the operating loss in fiscal 2004 at AVX increased materially compared with fiscal 2003.

Elsewhere, in the first half of fiscal 2004 Kyocera Corporation transferred its manufacturing lines for ceramic capacitors from the Kitami Plant in Hokkaido, Japan to Shanghai, China and to other plants in Japan. However, through internal efforts toward improved yields and higher productivity of ceramic capacitors contributed to increased profits remarkably in the second half of fiscal 2004. Other factors contributing to higher segment profits included positive effects from increased sales of connectors and substantially improved profitability with thin-film products as LCD sector. In addition, increased demand for optical low-pass filters used in DSCs helped Kinseki post markedly higher profit margins compared with fiscal 2003.

Equipment Group

Operating profit in this segment decreased by ¥8,763 ($84), or 21.9%, to ¥31,257 ($301) compared with ¥40,020 in fiscal 2003.

Telecommunications equipment recorded lower operating profit compared with fiscal 2003, due primarily to declined sales of mobile handsets in Japan and China and to price erosion of PHS-related products. Compared with fiscal 2003, KWC reduced its operating loss as improved quality control systems and higher sales started to feed through into increased profits from the second half of fiscal 2004.

Operating profit from information equipment increased compared with fiscal 2003. This was due primarily to buoyant sales of printers and digital MFPs combined with reduced costs arising from increased China-based production and an ongoing shift toward the use of common engines across printer and digital MFP product ranges.

In optical instruments, poor sales of still film cameras combined with development costs for the “R-TUNE” engine and higher promotional costs for DSCs resulted in an operating loss.

Others

Segment operating profit increased by ¥2,271 ($22), or 30.6%, to ¥9,683 ($93) compared with ¥7,412 in fiscal 2003. This was due primarily to increased earnings at KCCS, which was arising from improved development efficiency in information systems operations as well as shortened installation times and cost reductions in the telecommunications engineering business.

21	Kyocera – Driving growth: Meeting Tomorrow’s Challenges today

Financial Section

Corporate

Corporate gains and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each operating segment, together with any profit-and-loss items that management judges not to belong within the above operating segments, such as litigation expenses or losses on devaluation of investment securities. In fiscal 2004, Kyocera recorded Corporate gain of ¥34,871 ($335). Compared with Corporate loss of ¥5,619 recorded in fiscal 2003, Corporate gain improved by ¥40,490 ($389). This was partly due to a decrease in expenses associated with the provision of management-related services by Kyocera’s head office, and the absence of losses of ¥8,042 on devaluation of investment in Japanese banks and Kinseki following a recovery of share prices on Japanese stock markets in fiscal 2004. This increase in Corporate gain also included special items recorded in fiscal 2004, such as ¥18,917 ($182) of a settlement gain for a substitutional portion of EPF at Kyocera Corporation and KMC, ¥5,953 ($57) of a withdrawal gain of EPF at KCC, and ¥2,284 ($22) of a gain on reversal of excess accruals resulted from a settlement of LaPine litigation.

Taxes

Current and deferred income taxes in fiscal 2004 increased by ¥17,530 ($169), or 53.5%, to ¥50,310 ($484) compared with ¥32,780 in fiscal 2003. The effective tax rate of 43.7% in fiscal 2004 was 0.6 point higher than that of 43.1% in fiscal 2003. This was due mainly to that pre-tax losses, recorded at certain foreign subsidiaries taxed at lower rates than Japanese statutory tax rate of 42.0%, increased, and valuation allowances on deferred tax assets were also recorded at those subsidiaries.

Minority interests

Minority interests were principally related to AVX, which accounted for an approximately 30% minority ownership interest in fiscal 2004. Minority interests increased by ¥3,192 ($31) to ¥3,356 ($32), compared with ¥164 in fiscal 2003. This was due to increased losses incurred by one-time charges related to a write-down of inventories and restructuring activities.

Liquidity and Capital Resources:

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2004 increased by ¥159,744 ($1,536) to ¥1,794,758 ($17,257), compared with ¥1,635,014 at March 31, 2003. Cash and cash equivalents increased by ¥62,822 ($604) to ¥361,132 ($3,472). Following the agreement on a settlement of the LaPine case on December 22, 2003, the restricted cash that had been deposited by Kyocera Corporation with a financial institution to reduce the cost of the issuance of a letter of credit in connection with legal proceeding was released. (see Note 21 to The Consolidated Financial Statements on page 68).

Short-term investments decreased by ¥10,796 ($104) to ¥3,855 ($37), principally due to the redemption of convertible bonds.

Trade accounts receivables increased by ¥27,833 ($268) to ¥207,583 ($1,996), principally as a result of the consolidation of Kinseki and an increase in net sales at KWC.

Short-term and long-term finance receivables increased by ¥2,083 ($20) to ¥159,065 ($1,529), due mainly to higher operating advances by Kyocera Leasing Co., Ltd. (KLC) as part of the financing of real estate development projects. Short-term and long-term finance receivables also included finance lease receivables.

Inventories increased by ¥14,038 ($135) to ¥197,194 ($1,896). This was due mainly to the effect of the new consolidation of Kinseki and to an increase in inventories held at March 31, 2004 by KMC associated with large orders mainly in Europe.

Securities and other investments increased by ¥121,959 ($1,173) to ¥430,096 ($4,136), due mainly to an increase in market value at March 31, 2004 of KDDI stock and other equity securities compared with March 31, 2003.

Total property, plant and equipment at cost, net of accumulated depreciation, increased by ¥5,015 ($48) to ¥254,520 ($2,447). The effect of the new consolidation of Kinseki outweighed a decrease due to depreciation which exceeded capital expenditure.

Kyocera’s total liabilities at March 31, 2004 increased by ¥17,820 ($171) to ¥587,774 ($5,652), compared with ¥569,954 at March 31, 2003. Although a decrease in accrued litigation expenses following the LaPine legal settlement and a reduction in accrued pension and severance costs due to the transfer of the substitutional portion of EPF, these decreases were mitigated by an increase in deferred income tax liabilities associated with increase in net unrealized gain on securities and by the effect of the consolidation of Kinseki.

Total debt, comprised of short-term borrowings and long-term debt including due within one year, increased by ¥1,125 ($11) to ¥199,945 ($1,923). The effect of the consolidation of Kinseki outweighed the effects of debt repayments by various Kyocera Group companies, notably KLC, KCC, Shanghai Kyocera Electronics Co., Ltd. and Kyocera International, Inc.

Minority interests in subsidiaries, principally AVX, decreased by ¥8,322 ($80) to ¥53,238 ($512), compared with ¥61,560 at

March 31, 2003. This was principally due to the appreciation of the yen against the U.S. dollar and to the loss posted by AVX for fiscal 2004.

22	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Total stockholders’ equity at March 31, 2004 increased by ¥150,246 ($1,445) to ¥1,153,746 ($11,094), compared with ¥1,003,500 at March 31, 2003. The decrease due to cash dividend payments of ¥11,174 ($107) was mitigated by increases in stockholders’ equity due to net income for fiscal 2004 of ¥68,086 ($655), an increase in accumulated other comprehensive income of ¥78,240 ($752), and a decrease in treasury stock of ¥20,678 ($199).

Accumulated other comprehensive income included net unrealized gains on securities at March 31, 2004 of ¥59,241 ($570). This represented an increase of ¥89,196 ($858) compared with March 31, 2003 due to a rise in market value of Kyocera’s investments. Due to the appreciation of the yen against the U.S. dollar, foreign currency translation adjustments decreased by ¥20,693 ($199) to ¥(35,670) ($(343)), compared with March 31, 2003. In addition, the minimum pension liability adjustment increased by ¥9,454 ($91) to ¥(1,477)($(14)), compared with March 31, 2003.

The decrease in treasury stock was principally due to the allotment and distribution of shares of treasury stock associated with the exchange of shares conducted to make Kinseki, Ltd. into a wholly owned subsidiary of Kyocera.

The stockholders’ equity ratio at March 31, 2004 was 64.3%, an increase of 2.9 points compared with 61.4% at March 31, 2003.

Cash flow

Net cash provided by operating activities in fiscal 2004 decreased by ¥98,179 ($944) to ¥62,575 ($602) from ¥160,754 in fiscal 2003. Net income increased by ¥26,921 ($259) to ¥68,086 ($655). However, this was offset by a net increase in receivables due to higher sales of cellular handsets at KWC and increased inventories at KMC related to the receipt of large contract orders. In addition, Kyocera made a cash payment totaling ¥35,454 ($341) in December 2003 related to the settlement of the LaPine case. These factors resulted in a year-on-year decline in cash inflow from operating activities during fiscal 2004.

Net cash provided by investing activities in fiscal 2004 amounted to ¥29,581 ($284). Compared with net cash used in investing activities of ¥58,512 in fiscal 2003, this represented an increase in positive cash flow of ¥88,093 ($847). This was mainly due to two factors: increased sale and redemption of securities, which resulted in a cash inflow of ¥77,487 ($745) (a rise of ¥43,137 ($415) compared with a corresponding cash inflow of ¥34,350 in fiscal 2003); and the settlement of the LaPine case, which resulted in a release of restricted cash totaling ¥52,983 ($509). Payments for purchases of property, plant and equipment totaling ¥58,869 ($566) included capital expenditures within Kyocera’s solar energy and information equipment businesses and investments to raise manufacturing productivity for fine ceramic parts and electronic components.

Net cash used in financing activities in fiscal 2004 decreased by ¥54,240 ($522) to ¥20,422 ($196) from ¥74,662 in fiscal 2003. This was due mainly to a significant fall in purchases of treasury stock, which declined from ¥42,010 in fiscal 2003 to ¥33 ($0.3) in fiscal 2004.

At March 31, 2004, the yen’s appreciation against the U.S. dollar had a negative impact on cash and cash equivalents in the amount of ¥8,912 ($86).

At March 31, 2004, cash and cash equivalents totaled ¥361,132 ($3,472). This represented an increase of ¥62,822 ($604) from ¥298,310 at March 31, 2003.

Capital resources

Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. Details of these borrowings are given in the following section, under “Contractual obligations.”

At March 31,2004, Kyocera’s working capital totaled ¥557,057 ($5,356), an increase of ¥100,209 ($964) from ¥456,848 at March 31, 2003. This was due mainly to increases in trade accounts receivables of ¥27,833 ($268) and in inventories of ¥14,038 ($135) associated with higher levels of orders and net sales. Short-term finance receivables also increased by ¥39,299 ($378) due to transfers from long-term finance receivables. Kyocera strives to maintain high liquidity and increase operating cash flows by reducing inventories through shorter lead-times and by enhancing collection terms of trade receivables. Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations.

During fiscal 2005, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations. Kyocera also anticipates short-term cash expenditures for the purchase of Kyocera Corporation’s common stock and the payment of dividends to stockholders.

Capital expenditures in fiscal 2004 increased by ¥14,323 ($138) to ¥54,937 ($528) from ¥40,614 in fiscal 2003. Research and development (R&D) expenditures decreased by ¥638 ($6) to ¥46,630 ($448) from ¥47,268 in fiscal 2003. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

        For fiscal 2005 Kyocera projects total capital expenditures to be approximately ¥62,000 ($596). Since capacity utilization is already high in Fine Ceramics and Electronic Device Group operations, capital spending plans in fiscal 2005 include investments in additional production capacity to respond to projected demand growth trends. In Equipment Group operations, Kyocera aims to increase its market share through investments in new mobile communications equipment.

23	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

For fiscal 2005 Kyocera projects total R&D expenditures to be approximately ¥51,000 ($490). Major areas of focus in Fine Ceramics Group R&D include the development of components for digital consumer products and automotive applications, and of photovoltaic modules for the environmental industry. Major Electronic Device Group R&D projects include the development of various electronic devices for the digital consumer equipment market. Major Equipment Group R&D projects include the development of digital MFPs and printers, together with work on associated telecommunications and mobile-phone technologies. Management believes Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

Kyocera Corporation undertakes purchases of its common stock to facilitate the implementation of flexible capital policies and develop the business in a dynamic manner in response to changes in the operating environment.

In fiscal 2004, Kyocera Corporation paid cash dividends totaling ¥11,174 ($107). Kyocera Corporation received approval at the general meeting of shareholders held on June 25, 2004 for the payment of year-end dividends totaling ¥5,624 ($54) on June 28, 2004 to all stockholders of record on March 31, 2004.

Management believes cash in hand and operating cash flow will be sufficient to fund all cash disbursement needs outlined above at least through fiscal 2005. Consequently, Management does not currently intend to use any other external financing sources that might affect credit agency ratings of Kyocera. If cash generated by operations were insufficient for funding purposes, Kyocera retains other financing options, including external sources such as short-term or long-term borrowings as well as financing directly from capital markets through issuance of debt or equity securities. As evidenced by an equity ratio to assets of 64.3%, Kyocera maintains a strong financial position, which leads Management to believe that any capital required could be secured from external sources at relatively low cost. Kyocera also maintains good business relationships with several major Japanese financial institutions.

Kyocera’s ability to generate cash from operations is highly dependent on the results of each of Kyocera’s three business segments. Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those forecast by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Contractual obligations

At March 31, 2004, Kyocera’s contractual obligations mainly comprised of short-term borrowings and long-term debt including due within one year, which amounted to ¥84,815 ($816) and ¥115,130($1,107), respectively.

Over 80% of those debts were attributable to KMC and KLC.

KLC provides financial services such as credit financing and leasing. Due to the nature of its operation, KLC had ¥58,227 ($560) of short-term borrowings and ¥86,638 ($833) of long-term debt from banks and other financial institutions at March 31, 2004 as the primary source of funding for operating its business.

Kyocera also has foreign-currency-denominated debts. However, the proportion of the foreign-currency-denominated debts to its total debts is not material.

The following tables provide information about Kyocera’s contractual obligations with expected maturity dates.

Contractual obligations	(Yen in millions)
	Due within 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings	¥84,815	—	—	—	¥84,815
Long-term debt (including due within one year)	44,522	61,473	6,649	2,486	115,130

Total contractual obligations	¥129,337	61,473	6,649	2,486	¥199,945

Contractual obligations	(U.S. dollars in millions)
	Due within 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings	$816	—	—	—	$816
Long-term debt (including due within one year)	428	591	64	24	1,107

Total contractual obligations	$1,244	591	64	24	$1,923

Kyocera – Driving growth: Meeting tomorrow’s challenges today	24

In addition to contractual obligations shown in the above tables, Kyocera recognizes that contractual obligations for the acquisition or construction of property, plant and equipment are relatively material, and its outstanding balances as of March 31, 2004 amount to approximately ¥12,058 ($116), mostly due within one year.

AVX also has a material supply agreement for a significant portion of its anticipated material used in operation. Under this agreement, it will purchase ¥12,712($122) in total during two fiscal years starting in fiscal 2005.

Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from its operations.

Significant Customer

In fiscal 2004, Kyocera’s sales to KDDI Corporation (KDDI) amounted to ¥116,525 ($1,120) and it slightly exceeded 10.0% of Kyocera’s net sales. KDDI provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI. Kyocera Corporation made an equity investment in KDDI when it was founded and currently, a director of Kyocera Corporation is a member of the board of directors of KDDI. At March 31, 2004, Kyocera Corporation’s equity interest in KDDI is 13.5%. Kyocera serves KDDI as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI have been made on an arm’s-length basis. Kyocera expects that KDDI will remain to be its significant customer in the future.

Business Combinations:

Investments in Kinseki, Limited and Kyocera SLC Technologies Corporation:

On May 21, 2003, in order to reinforce the business of crystal components, Kyocera Corporation and Kinseki, Limited, at the meetings of their respective Boards of Directors, resolved that Kyocera Corporation would make Kinseki, Limited a wholly-owned subsidiary through a share exchange. The agreement was approved at the ordinary general shareholders meeting of Kinseki, Limited held on June 27, 2003, and the share exchange was effective on August 1, 2003, allocating a total of 2,529,154 shares of common stock of Kyocera Corporation to Kinseki, Limited’s shareholders in return for the remaining 25,291,542 shares (71.91%) of Kinseki, Limited’s shares not previously owned by Kyocera Corporation.

On June 30, 2003, in order to reinforce the business of organic circuit board, Kyocera Corporation and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC (Surface Laminar Circuitry: laminated high-density printed circuit board) business of Yasu Site of IBM Japan, Ltd., and have executed a business transfer agreement. Kyocera Corporation acquired this business in exchange for cash of ¥8,594 ($83). Kyocera Corporation incorporated a new successor company, “Kyocera SLC Technologies Corporation” on August 12,2003 and undertook the operation on September 1, 2003.

Investment in Kyocera Chemical Corporation:

On May 16, 2002, the Board of Directors of Kyocera Corporation and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, decided that Kyocera Corporation would make Toshiba Chemical Corporation a wholly-owned subsidiary of Kyocera Corporation through a share exchange in order to reinforce the business of electronic parts and materials held by Toshiba Chemical Corporation and Fine Ceramics Group, Electronic Device Group, and other divisions of Kyocera. On August 1,2002, Kyocera Corporation issued 990,990 shares of common stock of Kyocera Corporation in exchange for 45,045,000 shares (100%) of Toshiba Chemical Corporation. On the same day, Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation (see Note 3 to The Consolidated Financial Statements on page 44).

25	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

Settlement regarding LaPine Case:

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257, including interest, arbitration costs and attorneys’ fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. Kyocera Corporation has paid $331.5 pursuant to this settlement and recorded ¥35,454 ($341) as cash payment in its consolidated financial statements.

Kyocera had recognized a provision for accrued litigation expenses as cost of sales. The excess accrual of ¥2,284 ($22) was reversed as a reduction of cost of sales to account for the difference between accrued litigation expenses and the cash settlement.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities:

In fiscal 2004, Kyocera Corporation and KMC transferred to the Japanese government the substitutional portion of EPF liabilities and the related government-specified portion of plan assets of EPF upon approval by the Ministry of the Health, Labor and Welfare in Japan.

Kyocera Corporation and KMC adopted Emerging Issues Task Force (EITF) Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF, and recorded ¥18,917 ($182) of a settlement gain for the substitutional portion of EPF. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of EPF is described in Note 10 to the Consolidated Financial Statements on page 52.

Critical Accounting Policies and Estimates:

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in Kyocera’s consolidated financial statements is a critical accounting estimate if it requires Kyocera to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that Kyocera reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of Kyocera’s financial condition, changes in financial condition or results of operations. Kyocera has identified the following critical accounting policies with respect to its financial presentation.

Allowances for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

A substantial portion of allowances for doubtful accounts are recorded with respect to finance receivables of KLC, in Others segment, which provides credit financing and commercial leasing services. Based on the factors discussed above, KLC sets estimated recovery percentages that are applied to the amount of receivables to determine future cash flow. On a case-by-case basis, adjustments are made to the amount of allowances so determined in light of particular customers’ circumstances. KLC continuously monitors the correlation between the allowances so determined and the actual loss experienced, and makes an appropriate

Kyocera – Driving growth: Meeting tomorrow’s challenges today	26

modification to the schedule of percentages for determining allowance amounts.

At March 31, 2004, Kyocera had ¥36,315 ($349) of allowances for doubtful accounts against ¥195,286 ($1,878) of finance receivables, which comprise over 80% of Kyocera’s allowances for doubtful accounts.

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow-moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over 12 months to be slow-moving or obsolete. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management-led initiatives even though the age of corresponding inventory is shorter than 12 months. In fiscal 2004, as a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥14,013 ($135). The amounts of these inventory write-downs by operating segments appear in Note 18 to The Consolidated Financial Statements on page 65. A substantial portion of these inventory write-downs was AVX’s write-down amounted to ¥10,351 ($100) of current inventories of tantalum materials and purchase commitments based on long-term contracts. Inventories of mobile handsets, information equipment and optical instruments were also written down. These products were subject to a decrease in demand and a decline in price, or turned to be obsolete because of their short product lives.

The majority of Kyocera’s inventories are produced for the information technology industry. Each of these products generally has a short product life, and is susceptible to market demand and price fluctuations. In light of the impacts by segments, inventory write-downs primarily affect Fine Ceramics Group, Electronic Device Group and Equipment Group. If market conditions and demand in the information technology industry are less favorable than Kyocera’s projections, additional write-downs may be required.

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for by the equity method when it believes that the decline of value is considered to be other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods.

In fiscal 2004, Kyocera recognized losses on devaluation of investment securities amounting to ¥1,030 ($10), which was attributable mainly to managements’ estimation that certain non-public companies in which Kyocera invested would need considerable periods to gain profitability in their operating activities.

Kyocera Corporation is currently a major shareholder of KDDI. The price fluctuation of the KDDI shares may affect Kyocera’s financial conditions. At March 31, 2004, the unrealized gain on KDDI shares held by Kyocera Corporation was ¥87,125 ($838). The market price of the KDDI shares rose significantly during fiscal 2004, and ¥48,598 of an unrealized loss position at March 31, 2003 turned into an unrealized gain position. As the operating results of KDDI recently grew steadily, the performance of KDDI recently shares is considered to be stable. For detailed information on the gross unrealized gain or loss, see Note 4 to The Consolidated Financial Statements on page 46.

Impairment of long-lived assets

Kyocera has adopted Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” by the U.S. Financial Accounting Standards Board (FASB). This requires Kyocera to review its long-lived assets and intangible assets with definite useful lives for impairment at least annually, and in some cases more often if events or changes in circumstances so require.

Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

In fiscal 2004, Kyocera did not recognize any losses on impairment of long-lived assets or intangible assets with definite useful lives.

Goodwill and other intangible assets

Kyocera has adopted SFAS No.142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events or changes in circumstances that might lead to impairment.

The impairment review of goodwill and other intangible assets conducted by Kyocera in fiscal 2003 indicated that there was an impairment loss on goodwill within the Fine Ceramics Group related to the acquisition of Kyocera Tycom Corporation (KTC), an U.S. subsidiary, which manufactures and sells micro drills for the information technology industry. A consolidated impairment loss of ¥3,175 was booked as a cumulative effect of change in accounting principle. With the assistance of a third-party appraiser, Kyocera arrived at the implied fair value

27	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

of goodwill using a discounted cash flow methodology, taking into account sluggishness in KTC’s markets.

Kyocera also undertook a review for impairment of goodwill and other intangible assets in fiscal 2004. The results of this review revealed no indications of any impairment in the carrying values of such assets.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2004, deferred tax assets were amounted to ¥49,432 ($475), which Kyocera considers will reasonably be realized in the future compared with the amounts of taxable income and income taxes in fiscal 2004. There were no material discrepancies between expected and actual taxable income in terms of deferred tax assets calculation in recent years.

Benefit plans

Projected benefit obligations and plan assets are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as discount rates, the expected long-term rate of return on plan assets, the rate of increase in compensation levels and other assumptions. Kyocera determines the discount rate by referencing the yield on high quality fixed income securities such as Japanese Government Bonds. The expected return on plan assets is determined based on the rate of historical earnings and Kyocera’s expectation of future performance of the funds in which plan assets are invested. The rate of increase in compensation levels is determined based mainly on results of operations and inflation. Kyocera annually reviews the assumptions underlying its actuarial calculations, making adjustments based on current market conditions, if necessary.

If Japanese and global financial markets stagnates, Kyocera may be required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets and, a decrease in such assumptions will lead to an increase in projected benefit obligations and net periodic pension costs. Particularly, an increase in projected benefit obligations may negatively affect Kyocera’s accrued pension and severance costs in the consolidated balance sheet and labor costs included in cost of sales and selling, general and administrative expenses in the consolidated statement of income. An increase in accumulated benefit obligations may also require Kyocera to record additional minimum pension liability in accumulated other comprehensive income.

In fiscal 2004, Kyocera Corporation and KMC transferred to the Japanese government the substitutional portion of EPF liabilities and the related government-specified portion of plan assets of EPF. Kyocera Corporation and KMC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF, and recorded ¥18,917 ($182) of a settlement gain for the substitutional portion of EPF. As a result of this settlement, Kyocera’s projected benefit obligation decreased by ¥71,243 ($685) and plan assets decreased by ¥29,493 ($284), respectively. This decrease in projected benefit obligation is particularly considered to lead a reduction of a potential negative impact on Kyocera’s financial conditions and results of operations. Detailed information regarding this transfer process of and settlement gain for the substitutional portion of EPF is described in Note 10 to the Consolidated Financial Statements on page 52.

Contingencies

Kyocera is subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable. In making these estimates, Kyocera considers the progress of the lawsuits, the situations of other companies that are subject to similar lawsuits and other relevant factors. The amounts of liabilities accrued are based on estimates and may be significantly affected by further developments or the resolution of these contingencies in the future.

Revenue recognition

Kyocera recognizes sales, when there is evidence of an agreement, title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Revenue from Fine Ceramics Group, Electronic Device Group and Equipment Group are recognized principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans are recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	28

New Accounting Standards:

In June 2001, FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No.00- 21 provides guidance on how to account for arrangement that involve the delivery or performance of multiple products, services and/or right to use assets. EITF 00-21 is effective for fiscal periods beginning after June 15,2003. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In January 2003, FASB issued Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities.” Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” defines what these variable interest entities are and provides guidelines on how to identity them and also on how an enterprise should assess its interests in a variable interest entity to decide whether to consolidate that entity. Generally, FIN No. 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For existing variable interest entities in which an enterprise holds a variable interest that it acquired before February 1,2003, the provision of this interpretation will apply no later than the beginning of the first interim or annual reporting period beginning after June 15,2003. In December 2003,the FASB completed deliberations of proposed modifications to FIN No.46 (Revised interpretations) resulting in multiple effective dates based on the nature and the creation date of the variable interest entity. Currently, Kyocera does not have any material variable interest entities and the adoption of FIN No.46-R did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2003, FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post Retirement Benefits.” The revised SFAS No. 132 retains the disclosures required by the original SFAS No. 132 and requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic cost of defined benefit pension plans and other defined benefit postretirement plans. The revised SFAS No. 132 is generally effective for fiscal years ending after December 15,2003 and Kyocera adopted it for its disclosure of domestic benefit plans in financial statements for fiscal 2004. As this revision does not require the employers to change the measurement or recognition of the benefit plan, the adoption of the revised SFAS No. 132 did not have any impact on Kyocera’s consolidated results of operations and financial position.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Kyocera adopted SFAS No. 149 for contracts entered into or modified after June 30, 2003 except for certain items related to the implementation provisions of SFAS No. 133. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31,2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In March 2004, EITF concluded its discussion of Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-01 provides accounting guidance regarding the determination of when an impairment (i.e. fair value is less than carrying value) of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in earnings. EITF 03-01 also requires annual disclosures of certain quantitative and qualitative factors of debt and marketable equity securities classified as available-for-sale or held-to-maturity that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The disclosure requirements of EITF 03-01 were effective December 31, 2003. The accounting guidance of EITF 03-01 will be effective in reporting periods beginning after June 15, 2004. The adoption of this statement is not expected to have a material impact on Kyocera’s consolidated results of operations and financial position.

29	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

Quantitative and Qualitative Disclosures about Market Risk:

Kyocera is exposed to market risk, including changes in foreign exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There were no material quantitative changes in market risk exposure at March 31,2004, when compared to March 31, 2003.

In the normal course of business, Kyocera also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk, and legal risk, and are not represented in the following tables.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	30

Foreign Exchange Risk:

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and Euro. All such contracts currently in effect will mature generally within three months. The tables below provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2004, setting forth the contract amounts and weighted average exchange rates related to the U.S. dollar, Euro and the STG, which account for Kyocera’s foreign currency forward transactions. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	Yen in millions (Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	US$/Yen	US$/STG	Euro/Yen
Contract amounts	¥40,487	¥16,748	¥30,644
Fair value	959	(434)	832
Weighted average contractual rates	108.15	1.849	131.90

	Yen in millions (Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	US$/Yen		Yen/STG
Contract amounts	¥9,328		¥875
Fair value	(97)		17
Weighted average contractual rates	106.652		195.578

	U.S. dollars in thousands (Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	US$/STG	Euro/Yen
Contract amounts	$389,298	$161,038	$294,654
Fair value	9,221	(4,173)	8,000

	U.S. dollars in thousands (Receive/Pay)
Forward exchange contracts to purchase foreign currencies	US$/Yen		Yen/STG
Contract amounts	$89,692		$8,413
Fair value	(933)		163

Kyocera also enters into foreign currency swap agreements to hedge against exposures to foreign currency fluctuations of certain assets, principally those denominated in the U.S. dollar and THB. The table below presents contract amounts and weighted average exchange rates by expected (contracted) maturity date. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

Foreign currency swaps									(Yen in millions)
Contract amount	Weighted average pay rate (US$/Yen)		Expected maturity date						Total	Fair value
			2004	2005	2006	2007	2008	Thereafter
¥ 541	108.20	(US$/Yen)	¥541	—	—	—	—	—	¥541	¥19
¥ 582	0.362	(THB/Yen)	¥582	—	—	—	—	—	¥582	¥43

Foreign currency swaps									(U.S. dollars in thousands)
Contract amount	Weighted average pay rate (US$/Yen)		Expected maturity date						Total	Fair value
			2004	2005	2006	2007	2008	Thereafter
$ 5,202	108.20	(US$/Yen)	$5,202	—	—	—	—	—	$5,202	$183
$ 5,596	0.362	(THB/Yen)	$5,596	—	—	—	—	—	$5,596	$413

31	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

Interest Rate Risk:

Kyocera enters into interest rate swaps and other contracts, which are mainly utilized by a Japanese subsidiary, KLC, to reduce market risk exposure to changes in interest rates. The tables below provide information about Kyocera’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate swaps, the tables below present notional principal amounts and weighted average interest rates by expected (contracted) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Other finance receivables (including due within one year)								(Yen in millions)
	Average interest rate	Expected maturity date						Total	Fair value
		2005	2006	2007	2008	2009	Thereafter
Other finance receivables	3.61%	¥67,158	38,168	2,246	2,374	472	40,994	¥151,412	¥152,402

Long-term debt (including due within one year)								(Yen in millions)
	Average pay rate	Expected maturity date						Total	Fair value
		2005	2006	2007	2008	2009	Thereafter
Loans, principally from banks	1.22%	¥44,522	56,080	5,393	2,927	3,722	2,486	¥115,130	¥115,581

Interest rate swaps									(Yen in millions)
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2005	2006	2007	2008	2009	Thereafter
(Variable to Fixed)
¥68,522	0.62%	1.61%	¥41,578	13,944	—	—	13,000	—	¥68,522	¥(1,276)

Other finance receivables (including due within one year)								(U.S. dollars in thousands)
	Average interest rate	Expected maturity date						Total	Fair value
		2005	2006	2007	2008	2009	Thereafter
Other finance receivables	3.61%	$645,750	367,000	21,596	22,827	4,539	394,173	$1,455,885	$1,465,404

Long-term debt (including due within one year)								(U.S. dollars in thousands)
		Expected maturity date
	Average pay rate	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
Loans, principally from banks	1.22%	$428,096	539,231	51,856	28,144	35,788	23,904	$1,107,019	$1,111,356

Interest rate swaps									(U.S. dollars in thousands)
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date
			2005	2006	2007	2008	2009	Thereafter	Total	Fair value
(Variable to Fixed)
$658,865	0.62%	1.61%	$399,788	134,077	—	—	125,000	—	$658,865	$(12,269)

Kyocera – Driving growth: Meeting tomorrow’s challenges today	32

Equity Price Risk:

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity. Gross unrealized gains on marketable equity securities, which was ¥102,568 ($986), included ¥87,125 ($838) derived from a rise in the market price of KDDI shares held by Kyocera Corporation (see Note 4 to The Consolidated Financial Statements on page 46).

Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and anticipated recoverability of fair value in the future.

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2002, 2003 and 2004 amounted to ¥5,061, ¥2,717 and ¥695 ($7), respectively. At March 31,2004, Kyocera held the following available-for-sale marketable equity and debt securities.

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2004
	Cost	Fair value	Cost	Fair value
Due within 1 year	¥14,761	¥14,666	$141,932	$141,020
Due after 1 year to 5 years	13,094	12,963	125,904	124,644
Due after 5 years	100	101	962	971
Investment trust	20,106	16,954	193,327	163,019
Equity securities	261,037	363,548	2,509,971	3,495,654

	¥309,098	¥408,232	$2,972,096	$3,925,308

33	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2003 and 2004

(Yen in millions and U.S. dollars and shares in thousands-Note 2)

ASSETS	2003	2004	2004
Current assets:
Cash and cash equivalents (Note 13)	¥298,310	¥361,132	$3,472,423
Restricted cash (Notes 13 and 21)	56,368	—	—
Short-term investments (Notes 4 and 13)	14,651	3,855	37,067
Trade receivables (Notes 7 and 9):
Notes	35,446	33,801	325,010
Accounts	179,750	207,583	1,995,990
Short-term finance receivables (Notes 5, 9 and 13)	31,254	70,553	678,394

	246,450	311,937	2,999,394
Less allowances for doubtful accounts and sales returns	(7,703)	(8,468)	(81,423)

	238,747	303,469	2,917,971
Inventories (Notes 6 and 9)	183,156	197,194	1,896,096
Deferred income taxes (Note 16)	52,136	34,957	336,125
Other current assets	19,054	33,089	318,164

Total current assets	862,422	933,696	8,977,846

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 7)	24,398	24,054	231,288
Securities and other investments (Notes 4 and 13)	308,137	430,096	4,135,539

	332,535	454,150	4,366,827
Long-term finance receivables (Notes 5, 9 and 13)	125,728	88,512	851,077
Property, plant and equipment, at cost (Note 9):
Land	53,973	54,867	527,567
Buildings	203,387	217,216	2,088,616
Machinery and equipment	587,076	622,721	5,987,702
Construction in progress	5,483	10,384	99,846

	849,919	905,188	8,703,731
Less accumulated depreciation	(600,414)	(650,668)	(6,256,423)

	249,505	254,520	2,447,308
Goodwill (Note 8)	25,703	25,254	242,827
Intangible assets (Note 8)	15,068	16,645	160,048
Other assets	24,053	21,981	211,355

	¥1,635,014	¥1,794,758	$17,257,288

The accompanying notes are an integral part of these statements.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	34

LIABILITIES AND STOCKHOLDERS’ EQUITY	2003	2004	2004
Current liabilities:
Short-term borrowings (Notes 9 and 13)	¥107,886	¥84,815	$815,529
Current portion of long-term debt (Notes 9 and 13)	30,198	44,522	428,096
Notes and accounts payable:
Trade	98,105	110,759	1,064,991
Other	28,428	38,115	366,490
Accrued liabilities:
Payroll and bonus	33,059	34,161	328,471
Income taxes	28,060	19,054	183,212
Litigation expenses (Note 21)	41,862	—	—
Other	23,387	28,665	275,625
Other current liabilities	14,589	16,548	159,115

Total current liabilities	405,574	376,639	3,621,529

Long-term debt (Notes 9 and 13)	60,736	70,608	678,923
Accrued pension and severance liabilities (Note 10)	74,906	38,620	371,346
Deferred income taxes (Note 16)	22,879	95,498	918,250
Other non-current liabilities	5,859	6,409	61,625

Total liabilities	569,954	587,774	5,651,673

Minority interests in subsidiaries	61,560	53,238	511,903

Commitments and contingencies (Note 14)

Stockholders’ equity (Note 15):
Common stock:
Authorized 600,000 shares;
Issued 191,309 shares	115,703	115,703	1,112,529
Additional paid-in capital	167,675	162,091	1,558,567
Retained earnings	828,350	885,262	8,512,135
Accumulated other comprehensive income	(56,194)	22,046	211,981
Common stock in treasury, at cost (Note 11):
6,345 shares at March 31, 2003 and 3,825 shares at March 31, 2004	(52,034)	(31,356)	(301,500)

Total stockholders’ equity	1,003,500	1,153,746	11,093,712

	¥1,635,014	¥1,794,758	$17,257,288

35	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2004

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts-Note 2)

	2002	2003	2004	2004
Net sales (Note 7)	¥1,034,574	¥1,069,770	¥1,140,814	$10,969,365
Cost of sales	795,201	796,258	860,224	8,271,384

Gross profit	239,373	273,512	280,590	2,697,981
Selling, general and administrative expenses	187,812	190,124	171,628	1,650,269

Profit from operations	51,561	83,388	108,962	1,047,712
Other income (expenses):
Interest and dividend income	7,304	5,194	4,883	46,952
Interest expense (Note 12)	(2,655)	(1,432)	(1,286)	(12,365)
Foreign currency transaction gains (losses), net (Note 12)	5,238	(5,405)	(1,546)	(14,865)
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	1,559	3,092	2,575	24,759
Loss on devaluation of investment in an affiliate	—	(5,159)	—	—
Losses on devaluation of investment securities (Note 4)	(5,771)	(2,883)	(1,030)	(9,904)
Other, net	(1,838)	(758)	2,482	23,865

	3,837	(7,351)	6,078	58,442

Income before income taxes, minority interests and cumulative effect of change in accounting principle	55,398	76,037	115,040	1,106,154
Income taxes (Note 16):
Current	34,187	33,665	29,576	284,385
Deferred	(12,879)	(885)	20,734	199,365

	21,308	32,780	50,310	483,750

Income before minority interests and cumulative effect of change in accounting principle	34,090	43,257	64,730	622,404
Minority interests	(299)	164	3,356	32,269

Income before cumulative effect of change in accounting principle	33,791	43,421	68,086	654,673
Cumulative effect of change in accounting principle-net of taxes of ¥233 for the year ended March 31, 2002 (Notes 1, 7 and 8)	(1,838)	(2,256)	—	—

Net income	¥31,953	¥41,165	¥68,086	$654,673

Earnings per share (Note 19):
Income before cumulative effect of change in accounting principle:
Basic	¥178.74	¥233.02	¥364.79	$3.51
Diluted	178.59	232.97	364.78	3.51
Cumulative effect of change in accounting principle:
Basic	(9.72)	(12.11)	—	—
Diluted	(9.71)	(12.11)	—	—
Net income:
Basic	169.02	220.91	364.79	3.51
Diluted	168.88	220.86	364.78	3.51
Cash dividends declared per share:
Per share of common stock	60.00	60.00	60.00	0.58
Weighted average number of shares of common stock outstanding:
Basic	189,050	186,338	186,643
Diluted	189,204	186,382	186,649

The accompanying notes are an integral part of these statements.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	36

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2004

(Yen in millions and U.S. dollars and shares in thousands –Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 15)	Accumulated Other Comprehensive Income (Note 15)	Treasury Stock (Note 11)	Comprehensive Income
Balance, March 31, 2001 (189,057)	¥115,703	¥158,183	¥777,797	¥(19,673)	¥(9,945)
Net income for the year			31,953			¥31,953
Foreign currency translation adjustments				20,445		20,445
Net unrealized losses on securities - net of
taxes of ¥16,575 (Note 4)				(23,102)		(23,102)
Reclassification adjustments for net losses
on securities - net of taxes of ¥0 (Note 4)				5		5
Cumulative effect of change in accounting principle for
derivative financial instruments (Note 1)				(106)		(106)
Net unrealized losses on derivative financial
instruments (Note 12)				(379)		(379)
Reclassification adjustments for net losses
on derivative financial instruments (Note 12)				60		60

Total comprehensive income for the year						¥28,876

Cash dividends			(11,343)
Purchase of treasury stock (83)					(628)
Reissuance of treasury stock (68)		45			463

Balance, March 31, 2002 (189,042)	115,703	158,228	798,407	(22,750)	(10,110)
Net income for the year			41,165			¥41,165
Foreign currency translation adjustments				(20,578)		(20,578)
Minimum pension liability adjustment
- net of taxes of ¥6,702 (Note 10)				(10,931)		(10,931)
Net unrealized losses on securities - net of taxes of ¥1,599 (Note 4)				(2,238)		(2,238)
Reclassification adjustments for net losses on securities
- net of taxes of ¥150 (Note 4)				209		209
Net unrealized losses on derivative financial
instruments (Note 12)				(146)		(146)
Reclassification adjustments for net losses
on derivative financial instruments (Note 12)				240		240

Total comprehensive income for the year						¥7,721

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(11,222)
Purchase of treasury stock (5,080)					(42,015)
Reissuance of treasury stock (11)		0			91
Stock option plan of a subsidiary (Note 11)		66

Balance, March 31, 2003 (184,964)	115,703	167,675	828,350	(56,194)	(52,034)
Net income for the year			68,086			¥68,086
Foreign currency translation adjustments				(20,693)		(20,693)
Minimum pension liability adjustment
- net of taxes of ¥5,419 (Note 10)				9,454		9,454
Net unrealized gains on securities—net of taxes of ¥61,421 (Note 4)				89,136		89,136
Reclassification adjustments for net losses on securities
- net of taxes of ¥12 (Note 4)				60		60
Net unrealized gains on derivative financial
instruments (Note 12)				32		32
Reclassification adjustments for net losses
on derivative financial instruments (Note 12)				251		251

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Exchange of stock for acquisition of an affiliate (2,529)		(5,607)			20,739
Stock option plan of a subsidiary (Note 11)		19

Balance, March 31, 2004 (187,484)	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)

Balance, March 31, 2003	$1,112,529	$1,612,260	$7,964,904	$(540,327)	$(500,327)
Net income for the year			654,673			$654,673
Foreign currency translation adjustments				(198,971)		(198,971)
Minimum pension liability adjustment
- net of taxes of $ 52,106 (Note 10)				90,904		90,904
Net unrealized gains on securities—net of taxes of $590,587 (Note 4)				857,077		857,077
Reclassification adjustments for net losses on securities
- net of taxes of $115 (Note 4)				577		577
Net unrealized gains on derivative financial
instruments (Note 12)				308		308
Reclassification adjustments for net losses
on derivative financial instruments (Note 12)				2,413		2,413

Total comprehensive income for the year						$1,406,981

Cash dividends			(107,442)
Purchase of treasury stock					(1,010)
Reissuance of treasury stock		38			423
Exchange of stock for acquisition of an affiliate		(53,914)			199,414
Stock option plan of a subsidiary (Note 11)		183

Balance, March 31, 2004	$1,112,529	$1,558,567	$8,512,135	$211,981	$(301,500)

The accompanying notes are an integral part of these statements.

37	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2004

(Yen in millions and U.S. dollars in thousands–Note 2)

	2002	2003	2004	2004
Cash flows from operating activities:
Net income	¥31,953	¥41,165	¥68,086	$654,673
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,497	75,320	70,260	675,577
Provision for doubtful accounts	3,593	(2,060)	2,387	22,952
Losses on inventories	11,872	6,966	14,013	134,740
Deferred income taxes	(12,879)	(885)	20,734	199,365
Minority interests	299	(164)	(3,356)	(32,269)
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	(1,559)	(3,092)	(2,575)	(24,759)
Loss on devaluation of investment in an affiliate	—	5,159	—	—
Losses on devaluation of investment securities (Note 4)	5,771	2,883	1,030	9,904
Gain on settlements of pension plans (Note 10)	—	—	(24,870)	(239,134)
Cumulative effect of change in accounting principle (Notes 1, 7 and 8)	1,838	2,256	—	—
Foreign currency adjustments	(6,280)	5,139	1,294	12,442
Change in assets and liabilities:
Decrease (increase) in receivables	55,047	(948)	(34,704)	(333,692)
Decrease (increase) in inventories	40,443	11,067	(35,751)	(343,760)
Decrease (increase) in other current assets	4,683	1,128	(4,402)	(42,327)
(Decrease) increase in notes and accounts payable	(41,600)	13,247	20,701	199,048
(Decrease) increase in accrued income taxes	(37,923)	4,380	(9,197)	(88,433)
(Decrease) increase in other current liabilities	(4,424)	1,319	9,441	90,779
Increase (decrease) in other non-current liabilities	2,299	(1,259)	2,761	26,548
Settlement regarding LaPine Case (Note 21)	—	—	(35,454)	(340,904)
Other, net	(701)	(867)	2,177	20,933

Total adjustments	108,976	119,589	(5,511)	(52,990)

Net cash provided by operating activities	140,929	160,754	62,575	601,683

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(47,402)	(21,562)	(10,038)	(96,519)
Payments for purchases of held-to-maturity securities	(13,588)	(30,682)	(27,943)	(268,683)
Payments for purchases of investments and advances	(465)	(1,035)	(7,917)	(76,125)
Sales and maturities of available-for-sale securities	44,934	6,892	28,954	278,404
Maturities of held-to-maturity securities	38,697	27,458	48,533	466,663
Proceeds from sales of investment in an affiliate	—	—	5,004	48,115
Payments for purchases of property, plant and equipment	(59,031)	(40,481)	(50,712)	(487,615)
Proceeds from sales of property, plant and equipment	1,809	3,122	2,720	26,154
Payments for purchases of intangible assets	(10,669)	(6,620)	(8,157)	(78,433)
Acquisitions of businesses, net of cash acquired (Note 20)	(60)	4,058	(2,271)	(21,837)
Deposit of restricted cash	(6,959)	(1,477)	(1,994)	(19,173)
Withdrawal of restricted cash	—	—	52,983	509,452
Other, net	1,596	1,815	419	4,029

Net cash (used in) provided by investing activities	(51,138)	(58,512)	29,581	284,432

Cash flows from financing activities:
Decrease in short-term debt	(30,345)	(3,475)	(23,823)	(229,067)
Proceeds from issuance of long-term debt	60,043	1,568	48,975	470,913
Payments of long-term debt	(9,659)	(19,152)	(33,152)	(318,769)
Payments of liabilities deferred pursuant to the rehabilitation plan	(25,609)	—	—	—
Dividends paid	(12,773)	(12,382)	(12,372)	(118,962)
Net purchases of treasury stock	(628)	(42,010)	(33)	(317)
Other, net	575	789	(17)	(163)

Net cash used in financing activities	(18,396)	(74,662)	(20,422)	(196,365)

Effect of exchange rate changes on cash and cash equivalents	8,171	(10,169)	(8,912)	(85,692)

Net increase in cash and cash equivalents	79,566	17,411	62,822	604,058
Cash and cash equivalents at beginning of year	201,333	280,899	298,310	2,868,365

Cash and cash equivalents at end of year	¥280,899	¥298,310	¥361,132	$3,472,423

The accompanying notes are an integral part of these statements.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	38

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

(Yen in millions and U.S. dollars in thousands, except shares and per share amounts-Note 2)

1. ACCOUNTING POLICIES:

Financial Statements Presentation:

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained in accordance with accounting principles generally accepted in Japan. Adjustments, which are not recorded in Kyocera Corporation’s books of account, have been made to the accompanying consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation and its majority-owned subsidiaries (“Kyocera” as a consolidated group). All significant intercompany transactions and accounts are eliminated.

Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in earnings or losses of these companies.

Revenue Recognition:

Kyocera recognizes sales when there is evidence of an arrangement, title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Revenue from Fine Ceramics group, Electronic Device group and Equipment group are recognized principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans is recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits, certificates of deposit and short-term commercial notes with original maturities of three months or less.

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 51% and 55% of finished goods and work in process at March 31, 2003 and 2004, respectively, and by the first-in, first-out method for all other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Property, Plant and Equipment and Depreciation:

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

In general, when assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from the accounts.

Goodwill and Other Intangible Assets:

On April 1, 2002, Kyocera adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 (1) requires that the purchase

39	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

method of accounting be used for all business combinations initiated after June 30,2001, as well as all purchase method business combinations completed after June 30, 2001, (2) provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) requires that unamortized deferred credit related to an excess over cost be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that the unamortized deferred credit related to an excess over cost arising from an investment that was acquired before July 1,2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Upon adoption of SFAS No. 141, Kyocera evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, Kyocera reassessed the useful lives and residual values of all existing intangible assets.

The principal estimated amortization for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years

In addition, to the extent an intangible asset was identified as having an indefinite useful life, Kyocera tests the intangible asset for impairment annually in accordance with the provisions of SFAS No.142.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required Kyocera to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, Kyocera identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit’s carrying amount exceeded its fair value, an indication existed that the reporting unit’s goodwill was impaired. In the second step, Kyocera compared the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. The impairment loss is measured based on the amount by which the carrying amount exceeds the implied fair value of goodwill.

Impairment of Long-Lived Assets:

At least annually, although in some cases more often if events or changes in circumstances require such a review, Kyocera reviews the recoverability of the carrying value of its long-lived assets and intangible assets with definite useful lives. The carrying value of a long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

Derivative Financial Instruments:

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency swaps, foreign currency forward contracts, interest rate swaps and interest rate options. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Effective April 1, 2001, Kyocera adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133.” Upon the adoption of SFAS No. 133, all derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designated certain interest rate swaps and interest rate options as cash flow hedges under SFAS No. 133. Foreign currency swaps and foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for special hedge accounting. Accordingly, Kyocera records changes in fair value of all foreign currency swaps and foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet. Kyocera also formally assesses,

40	Kyocera – Driving growth: Meeting tomorrow’s challenges today both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

Stock-Based Compensation:

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No.123, “Accounting for Stock-Based Compensation,” and provides alternative methods to transition for a voluntary change to the fair value based method of accounting for stock options. As allowed by SFAS 148, Kyocera measures stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employee and its related interpretations.

The following table illustrates the effect on net income and earnings per share if Kyocera had applied the fair value recognition provisions of SFAS No. 123. For purposes of this pro-forma disclosure, the value of the options is estimated using Black-Scholes option pricing model and amortized ratably to expense over the service period.

	Years ended March 31,
	2002	2003	2004	2004
Income before cumulative effect of change in accounting principle, as reported	¥33,791	¥43,421	¥68,086	$654,673
Add : Stock-based employee compensation expense included in reported Income before cumulative effect of change in accounting principle - net of taxes	—	50	25	240
Deduct : Total stock -based employee compensation expense determined under fair value based method for all awards - net of taxes	(1,190)	(1,559)	(4,155)	(39,951)

Pro forma income before cumulative effect of change in accounting principle	32,601	41,912	63,956	614,962
Cumulative effect of change in accounting principle - net of taxes of ¥2.33 for the year ended March 31, 2002	(1,838)	(2,256)	—	—

Pro forma net income	¥30,763	¥39,656	¥63,956	$614,962

Earnings per share :
Income before cumulative effect of change in accounting principle :
Basic, as reported	¥178.74	¥233.02	¥364.79	$3.51
Basic, pro forma	172.45	224.93	342.67	3.29
Diluted, as reported	178.59	232.97	364.78	3.51
Diluted, pro forma	172.38	224.91	342.65	3.29
Net income :
Basic, as reported	169.02	220.91	364.79	3.51
Basic, pro forma	162.73	212.82	342.67	3.29
Diluted, as reported	168.88	220.86	364.78	3.51
Diluted, pro forma	162.66	212.81	342.65	3.29

Kyocera Corporation

Options granted in 2002, 2003 and 2004 had weighted average fair values of ¥1,835, ¥1,294 and ¥3,176 ($30.54), respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the fiscal years ended March 31, 2002, 2003 and 2004.

	Years ended March 31,
	2002	2003	2004
Interest rate	0.07%	0.01%	0.75%
Expected life	2 years	1 year	4.5 years
Volatility	52.54%	51.97%	51.48%
Expected dividends	0.75%	0.74%	0.76%

41	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

AVX Corporation and its consolidated subsidiaries (AVX)

Options granted in 2002, 2003 and 2004 had weighted average fair values of $10.91, $5.00 to $9.18 and $4.22 to $5.13, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the fiscal years ended March 31, 2002, 2003 and 2004.

	Years ended March 31,
	2002	2003	2004
Interest rate	6.60%	3.19%	1.43%
Expected life	4 years	4 years	4 years
Volatility	59.7%	60.0%	59.8%
Expected dividends	0.92%	0.98%	1.27%

Kyocera Wireless Corporation and its consolidated subsidiaries (KWC)

Options granted in 2002, 2003 and 2004 had weighted average fair values of $2.26, $1.68 and $1.03, respectively using the Black-Scholes option pricing model. The following are weighted-average assumptions used for options during the fiscal years ended March 31, 2002, 2003 and 2004.

	Years ended March 31,
	2002	2003	2004
Interest rate	4.47%	3.43%	2.99%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

Earnings and Cash Dividends per Share:

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options and warrants were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends were proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

Research and Development Expenses and Advertising Expenses:

Research and development expenses and advertising expenses are charged to operations as incurred.

Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards:

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, the FASB’s Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No.00- 21 provides guidance on how to account for arrangement that involve the delivery or performance of multiple products, services and/or right to use assets. EITF 00-21 is effective for fiscal periods beginning after June 15, 2003. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	42

In January 2003, FASB issued Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities.” Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” defines what these variable interest entities are and provides guidelines on how to identity them and also on how an enterprise should assess its interests in a variable interest entity to decide whether to consolidate that entity. Generally, FIN No. 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For existing variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, the provision of this interpretation will apply no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. In December 2003, the FASB completed deliberations of proposed modifications to FIN No.46 (Revised interpretations) resulting in multiple effective dates based on the nature and the creation date of the variable interest entity. Currently, Kyocera does not have any material variable interest entities and the adoption of FIN No.46-R did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2003, FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post Retirement Benefits.” The revised SFAS No. 132 retains the disclosures required by the original SFAS No. 132 and requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic cost of defined benefit pension plans and other defined benefit postretirement plans. The revised SFAS No. 132 is generally effective for fiscal years ending after December 15, 2003 and Kyocera adopted it for its disclosure of domestic benefit plans in financial statements for fiscal 2004. As this revision does not require the employers to change the measurement or recognition of the benefit plan, the adoption of the revised SFAS No. 132 did not have any impact on Kyocera’s consolidated results of operations and financial position.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Kyocera adopted SFAS No. 149 for contracts entered into or modified after June 30, 2003 except for certain items related to the implementation provisions of SFAS No. 133. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In March 2004, EITF concluded its discussion of Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-01 provides accounting guidance regarding the determination of when an impairment (i.e. fair value is less than carrying value) of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in earnings. EITF 03-01 also requires annual disclosures of certain quantitative and qualitative factors of debt and marketable equity securities classified as available-for-sale or held-to-maturity that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The disclosure requirements of EITF 03-01 were effective December 31, 2003. The accounting guidance of EITF 03-01 will be effective in reporting periods beginning after June 15, 2004. The adoption of this statement is not expected to have a material impact on Kyocera’s consolidated results of operations and financial position.

2. U.S. DOLLAR AMOUNTS:

The consolidated financial statements presented herein are expressed in the Japanese yen, and, solely for the convenience of the readers, have been translated into the U.S. dollar for 2004 at the rate of ¥104=US$1, the rate prevailing on March 31, 2004.

This translation should not be construed as a representation that the yen amounts shown could be so converted into the U.S. dollar at ¥104=US$1 or at any other rate.

43	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

3. BUSINESS COMBINATIONS:

Investments in Kinseki, Limited and Kyocera SLC Technologies Corporation:

On May 21, 2003, in order to reinforce the business of crystal components, Kyocera Corporation and Kinseki, Limited, at the meetings of their respective Boards of Directors, resolved that Kyocera Corporation would make Kinseki, Limited a wholly-owned subsidiary through a share exchange.

The agreement was approved at the ordinary general shareholders meeting of Kinseki, Limited held on June 27, 2003, and the share exchange was effective on August 1, 2003, allocating a total of 2,529,154 shares of common stock of Kyocera Corporation to Kinseki, Limited’s shareholders in return for the remaining 25,291,542 shares (71.91%) of Kinseki, Limited’s shares not previously owned by Kyocera Corporation. Operating results of Kinseki, Limited and its subsidiaries (Kinseki) until the date of the share exchange had been included as equity in earnings of affiliates, and those from the date of the acquisition have been included in Kyocera’s consolidated results of operations. Condensed balance sheet of Kinseki on August 1, 2003 are as follows:

	August 1, 2003
Current assets	¥28,212	$271,269
Non-current assets	22,622	217,519

	¥50,834	$488,788

Current liabilities	¥7,136	$68,615
Non-current liabilities	11,782	113,289

Total liabilities	18,918	181,904

Total stockholders’ equity	31,916	306,884

	¥50,834	$488,788

On August 1, 2003, the estimated fair value of net assets for Kinseki was ¥31,916 ($306,884), in excess of the purchase price of ¥19,759 ($189,990), which was calculated based on the average stock price of Kyocera Corporation during a few days before and after the date on which Kyocera Corporation and Kinseki, Limited reached an agreement on the acquisition. The excess of the fair value of net assets over the purchase price of ¥12,157 ($116,894) was recorded against non-current assets acquired.

On June 30, 2003, in order to reinforce the business of organic circuit board, Kyocera Corporation and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC (Surface Laminar Circuitry: laminated high-density printed circuit board) business of Yasu Site of IBM Japan, Ltd., and have executed a business transfer agreement. Kyocera Corporation acquired this business in exchange for cash of ¥8,594 ($82,635).

Kyocera Corporation incorporated a new successor company, “Kyocera SLC Technologies Corporation” on August 12, 2003 and undertook the operation on September 1, 2003.

The followings are the unaudited pro forma combined results of operations of Kyocera for the years ended March 31, 2003 and 2004, as if these business combinations had taken place at the beginning of respective periods.

The unaudited pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Years ended March 31,
	2003	2004	2004
Pro forma net sales	¥1,104,623	¥1,153,438	$11,090,750
Pro forma net income	40,105	67,636	650,346
Pro forma net income per share: *
basic	¥212.35	¥360.75	$3.47
diluted	212.30	360.74	3.47

*	The number of shares used to compute pro forma basic and diluted net income per share for the respective period includes the 2,529,154 shares allocated to Kinseki, Limited’s shareholders as if the share exchange was done at the beginning of the respective periods.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	44

Investment in Kyocera Chemical Corporation:

On May 16, 2002, the Board of Directors of Kyocera Corporation and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, decided that Kyocera Corporation would make Toshiba Chemical Corporation a wholly-owned subsidiary of Kyocera Corporation through a share exchange in order to reinforce the business of electronic parts and materials held by Toshiba Chemical Corporation and Fine Ceramics group, Electronic Device group, and other divisions of Kyocera. On August 1, 2002, Kyocera Corporation issued 990,990 shares of common stock of Kyocera Corporation in exchange for 45,045,000 shares (100%) of Toshiba Chemical Corporation. On the same day, Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation. Operating results of Kyocera Chemical Corporation and its consolidated subsidiaries (KCC) were included in Kyocera’s consolidated results of operations from the date of the acquisition. Condensed balance sheet of Kyocera Chemical Corporation on August 1, 2002 are as follows:

August 1, 2002
Current assets	¥16,400
Non-current assets	18,944

¥35,344

Current liabilities	¥13,207
Non-current liabilities	9,154

Total liabilities	22,361

Minority interests in subsidiaries	223

Total stockholders’ equity	12,760

¥35,344

On August 1, 2002, the estimated fair value of net assets for KCC was ¥12,760, in excess of the purchase price of ¥9,431, which was calculated based on the average stock price of Kyocera Corporation during a few days before and after the date Kyocera Corporation and Toshiba Chemical Corporation reached an agreement on the acquisition. The excess of the fair value of net assets over the purchase price of ¥3,329 was recorded against non-current assets acquired.

The followings are the unaudited pro forma combined results of operations of Kyocera for the years ended March 31, 2002 and 2003, as if the investment in Kyocera Chemical Corporation had taken place at the beginning of respective periods.

The results of operations for KCC before the investment, which were included in the pro forma combined results, were prepared in accordance with accounting principles generally accepted in Japan and contained an expense for structural reforms of ¥3,534 and a valuation loss for deferred tax assets of ¥3,635 as one-off charges for the year ended March 31, 2002.

The unaudited pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Years ended March 31,
	2002	2003
Pro forma net sales	¥1,065,535	¥1,079,605
Pro forma net income	20,618	39,201
Pro forma net income per share: *
basic	¥108.49	¥210.00
diluted	108.41	209.95

*	The number of shares used to compute pro forma basic and diluted net income per share for the respective period includes the 990,990 shares issued to shareholders of Toshiba Chemical Corporation as if the shares were issued at the beginning of the respective periods.

45	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

4. INVESTMENTS IN DEBT AND EQUITY SECURITIES:

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized gains and losses on equity securities, ¥48,598 of gross unrealized loss at March 31, 2003 and ¥87,125 ($837,740) of gross unrealized gain at March 31, 2004 were derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI) held by Kyocera Corporation.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2002, 2003 and 2004 amounted to ¥5,061, ¥2,717 and ¥695 ($6,683), respectively.

Investments in debt and equity securities at March 31, 2003 and 2004, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	March 31,
	2003				2004
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	¥29,754	¥29,610	¥6	¥150	¥14,961	¥14,891	¥26	¥96
Other debt securities	16,870	16,873	4	1	12,994	12,839	1	156
Investment trust	20,057	15,693	0	4,364	20,106	16,954	11	3,163
Equity securities	259,942	212,902	2,671	49,711	261,037	363,548	102,568	57

Total available-for-sale securities	326,623	275,078	2,681	54,226	309,098	408,232	102,606	3,472

Held-to-maturity securities:
Corporate debt securities	19,240	19,190	0	50	—	—	—	—
Other debt securities	25,276	25,327	51	0	21,093	21,165	72	—

Total held-to-maturity securities	44,516	44,517	51	50	21,093	21,165	72	—

Total investments in debt and equity securities	¥371,139	¥319,595	¥2,732	¥54,276	¥330,191	¥429,397	¥102,678	¥3,472

	March 31, 2004
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	$143,856	$143,183	$250	$923
Other debt securities	124,942	123,452	10	1,500
Investment trust	193,327	163,019	106	30,414
Equity securities	2,509,971	3,495,654	986,231	548

Total available-for-sale securities	2,972,096	3,925,308	986,597	33,385

Held-to-maturity securities:
Corporate debt securities	—	—	—	—
Other debt securities	202,817	203,509	692	—

Total held-to-maturity securities	202,817	203,509	692	—

Total investments in debt and equity securities	$3,174,913	$4,128,817	$987,289	$33,385

*	Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	46

At March 31,2004, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2004
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value
Due within 1 year	¥14,761	¥14,666	¥3,181	¥3,181	$141,932	$141,020	$30,587	$30,587
Due after 1 year to 5 years	13,094	12,963	17,912	17,984	125,904	124,644	172,230	172,922
Due after 5 years	100	101	—	—	962	971	—	—
Investment trust	20,106	16,954	—	—	193,327	163,019	—	—
Equity securities	261,037	363,548	—	—	2,509,971	3,495,654	—	—

	¥309,098	¥408,232	¥21,093	¥21,165	$2,972,096	$3,925,308	$202,817	$203,509

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Years ended March 31,
	2002	2003	2004	2004
Proceeds from sales of available-for-sale securities	¥8,589	¥13	¥3,427	$32,952
Gross realized gains	402	4	219	2,106
Gross realized losses	198	4	0	0

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities were classified by its length of an unrealized loss position at March 31, 2004 as follows:

	March 31, 2004
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	¥5,707	¥5	¥4,959	¥91	¥10,666	¥96
Other debt securities	—	—	12,738	156	12,738	156
Investment trust	—	—	16,876	3,163	16,876	3,163
Equity securities	252	17	527	40	779	57

Total	¥5,959	¥22	¥35,100	¥3,450	¥41,059	¥3,472

	March 31, 2004
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses	Aggregate Fair Value	Unrealized Losses
Corporate debt securities	$54,875	$48	$47,683	$875	$102,558	$923
Other debt securities	—	—	122,481	1,500	122,481	1,500
Investment trust	—	—	162,269	30,414	162,269	30,414
Equity securities	2,423	163	5,067	385	7,490	548

Total	$57,298	$211	$337,500	$33,174	$394,798	$33,385

At March 31, 2004, Kyocera held 24 individual available-for-sale securities in an unrealized loss position.

A significant amount of available-for-securities with which an unrealized loss position over one year was derived from a decline in the fair value of a certain investment trust held by Kyocera Corporation. This investment trust mainly owns investments in equity and debt securities traded at markets mainly in the US, Japan and Europe. The fair value of this investment trust has been in an unrealized loss position attributable to the downturn of the global stock markets since a sudden sluggishness in IT-business in fiscal 2001.

The fair value of this investment trust has been increasing since the beginning of fiscal 2004 and correspondingly, the amount of an unrealized loss of this investment trust decreased during fiscal 2004. Moreover, the investment advisor of this investment trust has forecasted that in fiscal 2005 the global stock markets will show a steady growth with a worldwide expansion of corporate earnings which is supported by analysts’ reports of other financial institutions. Taking into account the facts relating to this investment trust, Kyocera has concluded that the decline in the fair value of this investment trust at March 31, 2004 is not an other-than-temporary impairment. Kyocera also has the ability and intent to hold this investment trust for a reasonable period of time sufficient for a forecasted recovery of its fair value.

47	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

5. FINANCE RECEIVABLES:

Finance receivables at March 31, 2003 and 2004 consist of the following:

	March 31,
	2003	2004	2004
Investments in financing leases (a):
Minimum lease payments receivable	¥9,299	¥8,611	$82,798
Unearned lease income	(761)	(674)	(6,481)

	8,538	7,937	76,317
Less–allowance for doubtful accounts (c)	(371)	(378)	(3,635)

	8,167	7,559	72,682
Less–current portion	(3,579)	(3,301)	(31,740)

	¥4,588	¥4,258	$40,942

Other finance receivables (b)	197,942	¥187,349	$1,801,433
Less–allowance for doubtful accounts (c)	(49,207)	(35,937)	(345,548)

	148,735	151,412	1,455,885
Less–current portion	(27,595)	(67,158)	(645,750)

	¥121,140	¥84,254	$810,135

	¥125,728	¥88,512	$851,077

(a) Investments in financing leases consist primarily of direct financing leases of telecommunication equipment and information systems. Future minimum lease payments to be received for each of the five fiscal years and thereafter are as follows:

Years ending March 31,
2005	¥3,636	$34,961
2006	2,424	23,308
2007	1,400	13,461
2008	885	8,510
2009	255	2,452
2010 and thereafter	11	106

	¥8,611	$82,798

(b) Other finance receivables consist primarily of installment loans to affiliates and other parties.

Investments in loans of ¥17,769 and ¥13,981 ($134,433) at March 31, 2003 and 2004 were considered to be impaired, for which valuation allowances at March 31, 2003 and 2004 were provided of ¥14,128 and ¥11,171 ($107,413), respectively, calculated under SFAS No.114, “Accounting by Creditors for Impairment Loan” and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2003 and 2004 were ¥19,174 and ¥16,695 ($160,529), respectively. The related recognized interest income for the years ended March 31, 2003 and 2004 were ¥83 and ¥52 ($500), respectively.

The principal amount of the loan on which interest income is no longer accrued at March 31, 2003 and 2004, were ¥46,323 and ¥35,667 ($342,952), respectively. The loans, on which the collection of the principal was past due ninety days or more and on which interest income was still accrued, at March 31, 2003 were ¥404, and at March 31, 2004 were none.

(c) Changes in allowances for doubtful accounts on finance receivables are as follows:

	Years ended March 31,
	2002	2003	2004	2004
Beginning balance	¥53,635	¥51,790	¥49,578	$476,712
Provision charged to income	1,096	927	500	4,808
Charge-offs	(2,941)	(3,139)	(13,763)	(132,337)

Ending balance	¥51,790	¥49,578	¥36,315	$349,183

Kyocera – Driving growth: Meeting tomorrow’s challenges today	48

6. INVENTORIES:

Inventories at March 31, 2003 and 2004 are as follows:

	2003	2004	2004
Finished goods	¥83,163	¥90,725	$872,356
Work in process	41,899	46,402	446,173
Raw materials and supplies	58,094	60,067	577,567

	¥183,156	¥197,194	$1,896,096

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES:

Kyocera Corporation owns a 36.02% interest in Taito Corporation (Taito), which operates in electronic amusement business.

Kyocera Corporation owned a 28.09% interest in Kinseki, Limited. On August 1, 2003, Kyocera Corporation made Kinseki, Limited a wholly-owned subsidiary (100% owned subsidiary) through exchange of shares. For detailed information of this business combination, see Note 3.

Kyocera Corporation had owned a 27.48% interest in SK TELETECH CO., LTD. (SKTT). On March 26, 2004, Kyocera Corporation sold all of its shares of SKTT. As a result, Kyocera Corporation recorded the gain of ¥491 ($4,721).

On December 4, 2003, KMC paid ¥6,632 ($63,769) to acquire a 25% ownership interest of Triumph-Adler AG Group (TA), a distributor of office equipment, which resulted in a difference between the cost of the investment and the amount of underlying equity in net assets totaling ¥6,285 ($60,433). KMC applies the equity method of accounting for this investment.

At March 31, 2002, the unamortized excess of Kyocera Corporation’s equity in the underlying net assets of Taito over its investments was ¥919. Upon adoption of SFAS No. 141, Kyocera wrote off ¥919 of unamortized deferred credit related to an excess over cost arising from its investment in Taito that was accounted for by the equity method as a cumulative effect of change in accounting principle in the first half of fiscal 2003. On March 31, 2004, Taito and TA are listed companies.

Summarized financial information concerning affiliates, accounted for by the equity method is as follows:

	March 31,
	2003	2004	2004
Current assets	¥87,420	¥83,755	$805,337
Non-current assets	64,239	50,907	489,490

Total assets	¥151,659	¥134,662	$1,294,827

Current liabilities	¥38,400	¥45,280	$435,385
Non-current liabilities	14,226	28,517	274,202

Total liabilities	¥52,626	¥73,797	$709,587

Kyocera’s investments in and advances to affiliates	¥24,285	¥23,942	$230,212
Kyocera’s trade receivables from affiliates	832	623	5,990

	Years ended March 31,
	2002	2003	2004	2004
Net sales	¥135,332	¥163,024	¥162,484	$1,562,346
Profit from operations	4,898	13,983	9,893	95,125
Net income	82	8,360	6,624	63,692
Kyocera’s equity in earnings of affiliates	1,284	2,833	2,323	22,337
Kyocera’s sales to affiliates	2,387	3,080	2,009	19,317

The aggregate market value of investments in those listed affiliates at March 31, 2003 and 2004 was ¥15,206 and ¥23,637 ($227,279), respectively.

49	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

8. GOODWILL AND OTHER INTANGIBLE ASSETS:

On April 1, 2002, Kyocera adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (See Note 1 regarding the procedure of SFAS No. 142).

Intangible assets subject to amortization are summarized as follows:

	March, 31
	2003		2004		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent rights	¥24,044	¥13,114	¥25,903	¥17,682	$249,068	$170,019
Software	8,652	6,008	11,549	8,336	111,048	80,154
Other	3,111	1,891	6,250	1,222	60,096	11,750

Total	¥35,807	¥21,013	¥43,702	¥27,240	$420,212	$261,923

The carrying amount of intangible assets having an indefinite life at March 31, 2003 and 2004 was ¥274 and ¥183 ($1,759), respectively.

Intangible assets acquired during the year ended March 31, 2004 totaled ¥10,046 ($96,596) and primarily consist of patent rights of ¥3,392 ($32,615), technical know-how of ¥3,251 ($31,260) and software of ¥2,624 ($25,231).

The weighted average amortization period for patent rights and software are 5 years and 4 years, respectively.

Total amortization of intangible assets during fiscal 2004 amounted to ¥9,201 ($88,471).

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,
2005	¥5,772	$55,500
2006	3,616	34,769
2007	2,414	23,212
2008	1,613	15,510
2009	1,063	10,221

The changes in the carrying amounts of goodwill by operating segment for the years ended March 31, 2003 and 2004 are as follows:

	Fine Ceramics Group	Electronic Device Group	Equipment Group	Others	Total
Balance at March 31, 2002	¥11,183	¥18,542	¥840	¥192	¥30,757
Goodwill acquired during year	—	—	115	5	120
Impairment of goodwill	(3,175)	—	—	—	(3,175)
Translation adjustments and reclassification to other accounts	(933)	(768)	(298)	—	(1,999)

Balance at March 31, 2003	7,075	17,774	657	197	25,703
Goodwill acquired during year	—	—	—	1,261	1,261
Translation adjustments and reclassification to other accounts	(842)	(791)	(77)	—	(1,710)

Balance at March 31, 2004	¥6,233	¥16,983	¥580	¥1,458	¥25,254

Balance at March 31, 2003	$68,029	$170,904	$6,317	$1,894	$247,144
Goodwill acquired during year	—	—	—	12,125	12,125
Translation adjustments and reclassification to other accounts	(8,096)	(7,606)	(740)	—	(16,442)

Balance at March 31, 2004	$59,933	$163,298	$5,577	$14,019	$242,827

In fiscal 2003, Kyocera completed an impairment test of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies micro drills for the IT industry, from the initial application of these statements. The impairment loss of ¥3,175 was recorded as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology taking into account sluggishness in KTC’s markets. Kyocera also tested goodwill and other intangible assets for impairment in the fourth quarter of fiscal 2004 and no impairment loss was recognized.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	50

Prior to the adoption of SFAS No. 142, accumulated amortization for goodwill at March 31, 2002 amounted to ¥22,276. Amounts previously reported for income before cumulative effect of change in accounting principle and net income and basic and diluted earnings per share (EPS) for the year ended March 31,2002 was reconciled to amounts adjusted to exclude the amortization expense related to goodwill and deferred credit under the equity method as follows:

Year ended March 31,
2002
Reported income before cumulative effect of change in accounting principle	¥33,791
Adjustment:
Goodwill amortization	2,728
Amortization of deferred credit under the equity method	(263)

Adjusted income before cumulative effect of change in accounting principle	¥36,256

Reported net income	¥31,953
Adjustment:
Goodwill amortization	2,728
Amortization of deferred credit under the equity method	(263)

Adjusted net income	¥34,418

Per share data:
Income before cumulative effect of change in accounting principle:
Reported basic EPS	¥178.74
Adjustment:
Goodwill amortization	14.43
Amortization of deferred credit under the equity method	(1.39)

Adjusted basic EPS	¥191.78

Reported diluted EPS	¥178.59
Adjustment:
Goodwill amortization	14.42
Amortization of deferred credit under the equity method	(1.39)

Adjusted diluted EPS	¥191.62

Net income:
Reported basic EPS	¥169.02
Adjustment:
Goodwill amortization	14.43
Amortization of deferred credit under the equity method	(1.39)

Adjusted basic EPS	¥182.06

Reported diluted EPS	¥168.88
Adjustment:
Goodwill amortization	14.42
Amortization of deferred credit under the equity method	(1.39)

Adjusted diluted EPS	¥181.91

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings at March 31, 2003 and 2004 are comprised of the following:

Loans, principally from banks with average interest rate of 0.94% and 0.66% at March 31, 2003 and 2004, respectively.

	2003	2004	2004
Secured	¥5,800	¥500	$4,808
Unsecured	102,086	84,315	810,721

	¥107,886	¥84,815	$815,529

51	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

Long-term debt at March 31, 2003 and 2004 are comprised of the following:

Loans, principally from banks with interest ranging from 0.55% to 7.50% and from 0.39% to 7.50% at March 31, 2003 and 2004, respectively.

	2003	2004	2004
Secured	¥14,814	¥6,115	$58,798
Unsecured	76,120	109,015	1,048,221

	90,934	115,130	1,107,019
Less, portion due within one year	(30,198)	(44,522)	(428,096)

	¥60,736	¥70,608	$678,923

Aggregate maturities of long-term debt at March 31, 2004 are as follows:

Years ending March 31,
2006	¥56,080	$539,231
2007	5,393	51,856
2008	2,927	28,144
2009	3,722	35,788
2010 and thereafter	2,486	23,904

	¥70,608	$678,923

Kyocera’s assets pledged as collateral for short-term borrowings and long-term debt at March 31, 2003 and 2004, are summarized as follows:

	2003	2004	2004
Trade receivables	¥7,716	¥7,703	$74,067
Finance receivables	23,588	628	6,038
Inventories	9,254	9,460	90,962
Property and equipment, net of accumulated depreciation	12,444	10,952	105,308
Others	5,958	4,794	46,096

	¥58,960	¥33,537	$322,471

10. BENEFIT PLANS:

Domestic:

Kyocera Corporation and KMC had adopted Employee Pension Fund (“EPF”), which was established pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”). In accordance with the JWPIL, a portion of the government’s social security pension program, under which the employer and employee contribute an equal amount, was contracted out to the employer (substitutional portion). Kyocera Corporation and KMC added it to its own non-contributory pension plan (corporate portion).

As a result of enactment of the “Defined Benefit Corporate Pension Plan Law,” Kyocera Corporation and KMC were approved by the Ministry of the Health, Labor and Welfare in Japan for an exemption from the obligation for benefits related to future employee service under the substitutional portion of EPF in fiscal 2003, and also approved for the transfer to the government of the benefit obligation related to past employee service under the substitutional portion of EPF. Upon these approvals, Kyocera Corporation and KMC transferred to the government the substitutional portion of EPF and the related government-specified portion of plan assets of EPF in fiscal 2004.

Kyocera Corporation and KMC adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of EPF. EITF Issue No. 03-02 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of a substitutional portion of EPF and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the accumulated benefit obligation and the assets required to be transferred to the government was accounted for and separately disclosed as a subsidy. And a proportionate amount of net unrecognized gain or loss related to the entire EPF and difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF were recognized as a settlement gain or loss. Details of the accounting for this settlement process is shown below.

After the approval of the transfer of a substitutional portion of EPF, Kyocera Corporation established its own defined benefit pension plans for its employees, which replaced from a corporate portion of EPF. Kyocera Corporation decided to adopt a variable expected interest

Kyocera – Driving growth: Meeting tomorrow’s challenges today	52

rate for benefit paid for pensioners, which is linked with the long-term interest rate prevailing in Japan instead of a fixed expected interest rate for benefit paid for pensioners, effective April 2004. This amendment reduced the projected benefit obligation of the pension plans for Kyocera Corporation. This effect of the reduction in the projected benefit obligation has been reflected as a prior service cost not yet recognized.

After the approval of the transfer of a substitutional portion of EPF, KMC continues to have a corporate portion of EPF as its own defined benefit pension plans for its employees.

KCC withdrew from the EPF sponsored by Toshiba Corporation, in which KCC had participated, in fiscal 2004. The accounting for this withdrawal was in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” After its withdrawal from the EPF, KCC continues to sponsor its own unfunded retirement and severance plan.

Kinseki, which newly became a consolidated subsidiary in fiscal 2004, has its own unfunded retirement and severance plan.

Benefits under the plans at each company generally are based on the current rate of base salary, employee’s position, length of service and conditions at the time of retirement.

Kyocera, with respect to directors and corporate auditors, provides for lump-sum severance benefits. While Kyocera has no legal obligation, it is a customary practice in Japan to make lump-sum payments to a director or a corporate auditor upon retirement. An annual provision is made in the accounts for the estimated cost of this termination plan, which is not funded.

	March 31,
	2003	2004	2004
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥159,504	¥210,969	$2,028,548
Increase by acquisition of subsidiaries	18,372	2,768	26,615
Service cost	9,450	7,094	68,212
Interest cost	4,294	4,140	39,808
Plan participants’ contributions	974	59	567
Amendment	(76)	(10,024)	(96,385)
Actuarial (gain) loss	21,895	(5,291)	(50,875)
Benefits paid	(3,444)	(4,319)	(41,529)
Settlement for a substitutional portion of EPF	—	(71,243)	(685,029)
Settlement for a withdrawal from EPF	—	(16,923)	(162,721)

Projected benefit obligation at end of year	210,969	117,230	1,127,211
Change in plan assets:
Fair value of plan assets at beginning of year	100,675	119,757	1,151,510
Increase by acquisition of subsidiaries	9,289	26	250
Actual return on plan assets	(1,716)	3,222	30,981
Employer contribution	13,732	10,968	105,462
Plan participants’ contributions	974	59	567
Benefits paid	(3,197)	(3,913)	(37,625)
The related government-specified portion of plan assets of EPF transferred to the government	—	(29,493)	(283,587)
Plan asset paid related to withdrawal from EPF	—	(8,269)	(79,510)

Fair value of plan assets at end of year	119,757	92,357	888,048

Funded status	(91,212)	(24,873)	(239,163)
Unrecognized net loss	70,544	35,243	338,875
Prior service cost not yet recognized	(32,406)	(40,517)	(389,587)
Unrecognized net transition obligation	1,959	1,016	9,769

Net amount recognized	¥(51,115)	¥(29,131)	$(280,106)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(65,853)	¥(29,131)	$(280,106)
Accumulated other comprehensive income	14,738	—	—

Net amount recognized	¥(51,115)	¥(29,131)	$(280,106)

Accumulated benefit obligation at end of year	¥186,097	¥102,314	$983,788

Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥210,969	¥21,117	$203,048
Accumulated benefit obligation	186,097	18,487	177,760
Fair value of plan assets at end of year	119,757	4,651	44,721

53	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

	Years ended March 31,
	2002	2003	2004	2004
Net pension cost includes the following components:
Service cost	¥10,233	¥9,450	¥7,094	$68,212
Interest cost	4,933	4,294	4,140	39,808
Expected return on plan assets	(4,393)	(1,763)	(1,087)	(10,452)
Amortization of transition obligation	943	943	943	9,067
Amortization of prior service cost	(1,441)	(1,882)	(1,913)	(18,394)
Recognized actuarial loss	2,016	1,287	2,343	22,528
Proportionate amount of net unrecognized loss related to the entire EPF	—	—	22,833	219,548
Difference between projected benefit obligations and accumulated
benefit obligations for a substitutional portion of EPF	—	—	(3,255)	(31,298)
Settlement gain for a withdrawal from EPF	—	—	(5,953)	(57,240)

Net periodic pension cost	¥12,291	¥12,329	¥25,145	$241,779

Measurement date of the benefit plan:
Kyocera Corporation, KCC and Kinseki	December 31
KMC	March 31

Assumptions used to determine benefit obligations at measurement dates are:

	March 31,
	2003	2004
Discount rate	2.0%	2.0%
Rate of increase in compensation levels:	3.0%	3.0%

Assumptions used to determine net periodic pension costs for the years at measurement dates are:

	Years ended March 31,
	2002	2003	2004
Discount rate	2.5%	2.0%	2.0%
Rate of increase in compensation levels:	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	3.5%-4.5%	1.3%-4.0%	0.6%-4.0%

Kyocera determines its expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and its consideration of the current expectations for future returns and the historical returns of other plan assets categories in which it invests.

Kyocera’s plan assets categories are:

	Years ended March 31,
	2003	2004
Life insurance company general account	88.1%	79.6%
Equity securities	6.4%	1.7%
Debt securities	4.6%	0.9%
Cash and cash equivalents	0.2%	17.6%
Other	0.7%	0.2%

	100.0%	100.0%

Kyocera – Driving growth: meeting tomorrow’s challenges today	54

Kyocera manages and operates its plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, Kyocera makes appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts its plan assets to the fund trustees which can be expected to be most appropriate to accomplish the target. Kyocera also makes an effort to maintain its portfolios within reasonable allocations of plan assets. Kyocera evaluates its categories of plan assets allocations and can change its portfolios when it is needed.

Kyocera Corporation and KMC forecasts to contribute ¥16,470 ($158,365) to the defined benefit pension plans in the year ending March 31,2005.

The accounting for the settlement for a substitutional portion of EPF at Kyocera Corporation and KMC in accordance with EITF

Issue No. 03-02 was described as follows:

	2004	2004
Accumulated benefit obligations for a substitutional portion of EPF	¥67,988	$653,731
Related government-specified portion of plan assets of EPF transferred to the government	29,493	283,587

Subsidy	38,495	370,144

Proportionate amount of net unrecognized loss related to the entire EPF	(22,833)	(219,548)
Difference between projected benefit obligations and accumulated benefit obligations for a substitutional portion of EPF	3,255	31,298

Periodic pension costs related to the settlement for a substitutional portion of EPF	(19,578)	(188,250)

Net settlement gain for a substitutional portion of EPF	¥18,917	$181,894

Subsidy was all included as a reduction of SG&A expenses, and periodic pension costs related to the settlement for a substitutional portion of EPF was allocated ¥13,735($132,067) into cost of sales and ¥5,843 ($56,183) into SG&A expenses in the Consolidated Statements of Income.

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX, which are both consolidated U.S. subsidiaries of Kyocera Corporation, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans outside the U.S. The KII plan covers substantially all full-time employees in the United States, of which benefits are based on years of service and the employees’ average compensation. AVX sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31,1995, AVX froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

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Financial Section

The following table sets forth the funded status of the KII and AVX plans:

	March 31,
	2003	2004	2004
Change in benefit obligations:
Benefit obligation at beginning of year	¥17,436	¥18,858	$181,327
Service cost	560	642	6,173
Interest cost	1,081	1,163	11,183
Plan participants’ contributions	80	81	779
Actuarial loss	1,856	1,289	12,394
Benefits paid	(698)	(807)	(7,760)
Foreign exchange adjustment	(1,457)	(1,117)	(10,740)

Benefit obligation at end of year	18,858	20,109	193,356
Change in plan assets:
Fair value of plan assets at beginning of year	16,468	13,413	128,971
Actual return on plan assets	(2,134)	2,587	24,875
Employer contribution	995	190	1,827
Plan participants’ contributions	80	81	779
Benefits paid	(612)	(806)	(7,750)
Other expenses	(88)	(78)	(750)
Foreign exchange adjustment	(1,296)	(892)	(8,577)

Fair value of plan assets at end of year	13,413	14,495	139,375
Funded status	(5,445)	(5,614)	(53,981)
Unrecognized net loss	5,011	4,419	42,490
Prior service cost not yet recognized	40	30	289

Net amount recognized	¥(394)	¥(1,165)	$(11,202)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(4,031)	¥(4,624)	$(44,462)
Intangible assets	49	37	356
Accumulated other comprehensive income	3,588	3,422	32,904

Net amount recognized	¥(394)	¥(1,165)	$(11,202)

	Years ended March 31,
	2002	2003	2004	2004
Net pension cost includes the following components:
Service cost	¥594	¥560	¥642	$6,173
Interest cost	1,022	1,081	1,163	11,183
Expected return on plan assets	(1,306)	(1,179)	(1,031)	(9,913)
Amortization of transition obligation	(4)	—	—	—
Amortization of prior service cost	(1)	7	22	211
Recognized actuarial gain	(58)	60	212	2,038

Net periodic pension cost	¥247	¥529	¥1,008	$9,692

Assumptions used in the accounting:
Discount rate	6.00%-7.30%	5.75%-6.75%	5.25%-6.00%
Rate of increase in compensation levels	3.00%-4.50%	1.50%-4.50%	1.25%-4.50%
Expected long-term rate of return on plan assets	7.00%-9.00%	7.50%-8.50%	7.00%-8.50%

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation. AVX also maintains a non-qualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement.

Contributions to the plans for the years ended March 31, 2002, 2003 and 2004 were ¥1,255, ¥1,099 and ¥889 ($8,548), respectively.

Kyocera – Driving growth: meeting tomorrow’s challenges today	56

11. STOCK OPTIONS PLANS:

Domestic:

Kyocera Corporation provides all directors and certain key employees of Kyocera Corporation with stock option plans. Under the plans, they were granted options to purchase Kyocera Corporation’s shares of common stock at a price determined by the higher of (1)multiplying by 1.1 the average market price of Kyocera Corporation’s common stock in previous month of the date of the grant or (2)the market price of Kyocera Corporation’s common stock at the date of the grant. The options granted in fiscal 2004 vest and are exercisable. As of March 31,2004, Kyocera Corporation reserved 1,041,000 shares of its common stock for the plans.

The following table summarizes information on stock option plans for the years ended March 31, 2002, 2003 and 2004:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2001	1,248,600	¥8,698
Granted	59,200	9,470
Exercised	(29,400)	8,029
Expired and cancelled	(26,100)	8,029

Balance, March 31, 2002	1,252,300	8,764
Granted	143,600	9,290
Exercised	(10,700)	8,029
Expired and cancelled	(42,600)	8,598

Balance, March 31, 2003	1,342,600	8,831
Granted	1,068,900	7,900	$75.96
Exercised	(3,600)	7,900	75.96
Expired and cancelled	(1,366,900)	8,815	84.76

Balance, March 31, 2004	1,041,000	7,900	75.96

Weighted average contractual life 4.5 years	1,041,000	¥7,900	$75.96

Exercisable options:
March 31, 2002
Exercise price ¥8,029 and ¥9,470	842,600	¥8,080
Exercise price ¥18,900	38,400	18,900

Total options	881,000	8,551

March 31, 2003
Exercise price ¥8,029,¥9,470 and ¥9,290	1,267,000	8,230
Exercise price ¥18,900	56,700	18,900

Total options	1,323,700	8,687

March 31, 2004
Exercise price ¥7,900	1,041,000	7,900	$75.96

Total options	1,041,000	7,900	75.96

The fair value of options at the date of grant for the years ended 2002,2003 and 2004 were calculated using the Black Scholes model with the following assumptions:

	Years ended March 31,
	2002	2003	2004	2004
Fair value	¥1,835	¥1,294	¥3,176	$30.54
Interest rate	0.07%	0.01%	0.75%
Expected life	2 years	1 year	4.5 years
Volatility	52.54%	51.97%	51.48%
Expected dividends	0.75%	0.74%	0.76%

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Financial Section

Foreign:

AVX has two stock option plans. Under the 1995 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 9,300,000 shares of common stock. Under the Non-Employee Directors’ stock option plan, as amended, AVX may grant options to non-employee directors for the purchase of up to an aggregate of 650,000 shares of common stock. Under both plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and with a maximum term of 10 years. The options granted under the 1995 stock option plan vest as to 25% annually and options granted under the Non-Employee Directors’ stock option plan vest as to one third annually.

The following table summarizes the transactions of AVX’s stock option plans for the years ended March 31, 2002, 2003 and 2004:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2001	4,050,394	$14.22
Granted	120,000	22.23
Exercised	(562,794)	9.10
Expired and cancelled	(87,000)	18.47

Balance, March 31, 2002	3,520,600	15.20
Granted	915,655	15.86
Exercised	(141,700)	9.01
Expired and cancelled	(54,700)	20.70

Balance, March 31, 2003	4,239,855	15.48
Granted	546,400	11.87
Exercised	(121,838)	8.08
Expired and cancelled	(70,400)	22.03

Balance, March 31, 2004	4,594,017	15.15

Price range $15.44 to $29.30 (weighted average contractual life 6.8 years)	1,887,150	$22.18
Price range $7.50 to $13.00 (weighted average contractual life 5.5 years)	2,706,867	10.24
Exercisable options:
March 31, 2002	1,888,825	$12.31
March 31, 2003	2,459,650	13.65
March 31, 2004	3,064,771	14.72

The calculated for fair value at the date of grant for each option granted during the years ended March 31, 2002, 2003 and 2004 was $10.91, $5.00 to $9.18 and $4.22 to $5.13, respectively. The fair value of options at the date of grant was calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2002	2003	2004
Interest rate	6.60%	3.19%	1.43%
Expected life	4 years	4 years	4 years
Volatility	59.7%	60.0%	59.8%
Expected dividends	0.92%	0.98%	1.27%

KWC provides all key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair market value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC is not traded on any stock exchange, the KWC Board is responsible for determining the fair market value using reasonable means. KWC may grant options to all key employees for the purchase of up to an aggregate of 3,800,000 shares of common stock. For the year ended March 31, 2003 and 2004, KWC recognized compensation expense of ¥50 and ¥25 ($240) - net of taxes of ¥35 and ¥18 ($173) for its variable stock option plan, under APB No. 25, “Accounting for Stock Issued to Employees.”

Kyocera – Driving growth: Meeting tomorrow’s challenges today	58

The following table summarizes information on the stock option plan for the years ended March 31, 2002, 2003 and 2004:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2001	413,450	$2.18
Granted	464,400	2.97
Exercised	—	—
Expired and cancelled	(45,807)	2.39

Balance, March 31, 2002	832,043	2.61
Granted	2,555,875	2.41
Exercised	—	—
Expired and cancelled	(58,815)	2.67

Balance, March 31, 2003	3,329,103	2.46
Granted	651,828	2.61
Exercised	—	—
Expired and cancelled	(638,570)	2.46

Balance, March 31, 2004	3,342,361	2.49

Price range $2.18 to $3.45 (weighted average contractual life 8.6 years)	3,342,361	$2.49
Exercisable options:
March 31, 2002	210,939	$2.32
March 31, 2003	1,767,183	2.31
March 31, 2004	2,118,490	2.36

The fair value of options at the date of grant for the years ended 2002, 2003 and 2004 were calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2002	2003	2004
Fair value	$2.26	$1.68	$1.03
Interest rate	4.47%	3.43%	2.99%
Expected life	5 years	5 years	5 years
Volatility	45.00%	45.00%	45.00%
Expected dividends	—	—	—

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Financial Section

Pro forma fair value information:

SFAS No. 123 “Accounting for Stock-Based Compensation” allows a company to record compensation expense for stock-based compensation plans at fair value or provide pro forma disclosures. Kyocera has chosen to continue to account for stock-based compensation using the method, APB No. 25, under which no compensation expense for fixed stock options granted at or above fair market value is recognized.

Accordingly, no compensation expense has been recognized by the Company and AVX. For the year ended March 31, 2003 and 2004, KWC recognized ¥50 and ¥25 ($240) - net of taxes of ¥35 and ¥18 ($173) in the Consolidated Statements of Income, as compensation expense under APB No. 25, because KWC has a variable stock option plan. Had compensation expense for Kyocera’s stock options been recognized based on the grant dates under the methodology prescribed by SFAS No. 123, Kyocera’s net income and earnings per share for the years ended March 31, 2002, 2003 and 2004 would have been impacted as shown in the following table:

	Years ended March 31,
	2002	2003	2004	2004
Income before cumulative effect of change in accounting principle, as reported	¥33,791	¥43,421	¥68,086	$654,673
Add : Stock-based employee compensation expense included in reported Income before cumulative effect of change in accounting principle - net of taxes	—	50	25	240
Deduct : Total stock -based employee compensation expense determined under fair value based method for all awards - net of taxes	(1,190)	(1,559)	(4,155)	(39,951)

Pro forma income before cumulative effect of change in accounting principle	32,601	41,912	63,956	614,962
Cumulative effect of change in accounting principle - net of taxes of ¥233 for the year ended March 31, 2002	(1,838)	(2,256)	—	—

Pro forma net income	¥30,763	¥39,656	¥63,956	$614,962

Earnings per share :
Income before cumulative effect of change in accounting principle :
Basic, as reported	¥178.74	¥233.02	¥364.79	$3.51
Basic, pro forma	172.45	224.93	342.67	3.29
Diluted, as reported	178.59	232.97	364.78	3.51
Diluted, pro forma	172.38	224.91	342.65	3.29
Net income :
Basic, as reported	169.02	220.91	364.79	3.51
Basic, pro forma	162.73	212.82	342.67	3.29
Diluted, as reported	168.88	220.86	364.78	3.51
Diluted, pro forma	162.66	212.81	342.65	3.29

12. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES:

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately sixty percent of Kyocera’s revenues are generated from overseas customers, which exposes it to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, swaps and options, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps and options, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps and options mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net losses of ¥240 and ¥251 ($2,413) from accumulated other comprehensive income to interest expense in the consolidated statement of income for the years ended 2003 and 2004, as a result of the execution of the hedged transactions. At March 31,2004, ¥48 ($462), net of tax, was recorded as unrealized losses on derivative instruments accumulated in other

Kyocera – Driving growth: Meeting tomorrow’s challenges today	60

comprehensive income, which represented changes in fair value of the effective portion of cash flow hedges which qualify and have been designated for hedge accounting treatment. These deferred losses are anticipated to be charged to earnings during the next six months as the underlying transactions occur.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency swaps and forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables.

Kyocera does not adopt hedge accounting for such derivatives. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction (losses) gains in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	March 31,
	2003	2004	2004
Currency swaps	¥587	¥1,123	$10,798
Foreign currency forward contracts to sell	63,074	98,396	946,115
Foreign currency forward contracts to purchase	7,289	12,274	118,019
Interest rate swaps	38,792	27,444	263,885

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair values of financial instruments at March 31,2003 and 2004 and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2003		2004		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:
Assets:
Cash and cash equivalents (a)	¥298,310	¥298,310	¥361,132	¥361,132	$3,472,423	$3,472,423
Restricted cash (a)	56,368	56,368	—	—	—	—
Short-term investments (b)	14,651	14,633	3,855	3,855	37,067	37,067
Short-term finance receivables (c)	27,595	27,600	67,158	67,789	645,750	651,817
Securities and other investments (b)	308,137	308,155	430,096	430,168	4,135,539	4,136,231
Long-term finance receivables (c)	121,140	123,441	84,254	84,613	810,135	813,587

	¥826,201	¥828,507	¥946,495	¥947,557	$9,100,914	$9,111,125

Liabilities:
Short-term borrowings (a)	¥(107,886)	¥(107,886)	¥(84,815)	¥(84,815)	$(815,529)	$(815,529)
Current portion of long-term debt (c)	(30,198)	(30,244)	(44,522)	(44,525)	(428,096)	(428,125)
Long-term debt (c)	(60,736)	(61,487)	(70,608)	(71,056)	(678,923)	(683,231)

	¥(198,820)	¥(199,617)	¥(199,945)	¥(200,396)	$(1,922,548)	$(1,926,885)

Derivatives:
Currency swaps (d)	¥(10)	¥(10)	¥62	¥62	$596	$596
Foreign currency forward contracts to sell(d)	(1,142)	(1,142)	1,443	1,443	13,875	13,875
Foreign currency forward contracts to purchase (d)	108	108	(75)	(75)	(721)	(721)
Interest rate swaps (d)	(2,243)	(2,243)	(1,276)	(1,276)	(12,269)	(12,269)

Both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.

(b)

The fair value is based on quoted market prices. It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. The aggregated carrying amounts of these

61	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

investments included in the table at March 31,2003 and 2004 were ¥2,377 and ¥2,915 ($28,029), respectively,

(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

(d)	The fair value is estimated based on quotes from financial institutions.

14. COMMITMENTS AND CONTINGENCIES:

At March 31, 2004, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating approximately ¥12,058 ($115,942) principally due within one year.

Kyocera Corporation guarantees the debt of an unconsolidated subsidiary aggregating ¥550 ($5,288) at March 31, 2004. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera Corporation to make payments in the event of default by the borrowers. Kyocera Corporation knows no event of default.

AVX has a material supply agreement for a significant portion of its anticipated material used in its operations. Under the agreement, during the year ended March 31,2004, the foreign subsidiary purchased ¥15,647 ($150,452) and is obligated to purchase ¥12,712 ($122,231) in total for next two fiscal years.

Kyocera rents certain office space, stores and other premises under cancelable leases, which are customarily renewed. However, total rental expense is not significant in relation to total operating expenses.

Kyocera is subject to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable.

Kyocera is involved in and disputes the litigation, however, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

15. STOCKHOLDERS’ EQUITY:

Under the Commercial Code of Japan (the “Code”), the entire amount of the issue price of new shares issued is required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The Code requires a domestic company to appropriate as a legal reserve an amount equal to at least 10% of the amount paid out by it as appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) for the period or equal to 10% of any interim dividend until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital may be transferred to stated capital through suitable director actions or used to reduce a deficit through suitable stockholder actions. The appropriated legal reserve at March 31, 2004 included in retained earnings was ¥18,206 ($175,058).

The Code provides certain restrictions on payment of dividends in connection with the repurchased treasury stock. At March 31, 2004, Kyocera Corporation reserved ¥31,356 ($301,500) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to stockholders at March 31, 2004 was ¥523,293 ($5,031,663).

Kyocera Corporation’s Board of Directors, with subsequent approval by the stockholders, has declared annual appropriations of retained earnings for various purposes, totaling ¥491,129 ($4,722,394) at March 31, 2004. Any disposition of such appropriations shall be at the discretion of the Board of Directors and stockholders. Such appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥9,260 ($89,038) at March 31, 2004 was included in retained earnings.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	62

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
Balance, March 31, 2001	¥(14,844)	¥—	¥(4,829)	¥—	¥(19,673)
Net change for the year	20,445	—	(23,097)	(425)	(3,077)

Balance, March 31, 2002	5,601	—	(27,926)	(425)	(22,750)
Net change for the year	(20,578)	(10,931)	(2,029)	94	(33,444)

Balance, March 31, 2003	¥(14,977)	¥(10,931)	¥(29,955)	¥(331)	¥(56,194)
Net change for the year	(20,693)	9,454	89,196	283	78,240

Balance, March 31, 2004	¥(35,670)	¥(1,477)	¥59,241	¥(48)	¥22,046

Balance, March 31, 2003	$(144,009)	$(105,106)	$(288,029)	$(3,183)	$(540,327)
Net change for the year	(198,971)	90,904	857,654	2,721	752,308

Balance, March 31, 2004	$(342,980)	$(14,202)	$569,625	$(462)	$211,981

16. INCOME TAXES:

Income before income taxes and income taxes are made up of the following components:

	2002	2003	2004	2004
Income before income taxes:
Domestic	¥51,749	¥71,715	¥118,564	$1,140,038
Foreign	3,649	4,322	(3,524)	(33,884)

Total income before income taxes	¥55,398	¥76,037	¥115,040	$1,106,154

Income taxes:
Current income taxes:
Domestic	¥30,335	¥32,554	¥23,391	$224,914
Foreign	3,852	1,111	6,185	59,471

Total current income taxes	34,187	33,665	29,576	284,385

Deferred income taxes:
Domestic	(9,181)	(830)	22,927	220,452
Foreign	(3,698)	(55)	(2,193)	(21,087)

Total deferred income taxes	(12,879)	(885)	20,734	199,365

Total income taxes	¥21,308	¥32,780	¥50,310	$483,750

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates of approximately 42.0%.

Reconciliation between the Japanese statutory income tax rate and Kyocera’s effective tax rate is as follows:

	2002	2003	2004
Japanese statutory tax rate	42.0%	42.0%	42.0%
Income of foreign subsidiaries taxed at lower than statutory tax rates	(2.4)	(1.0)	(2.5)
Valuation allowances	0.3	(0.8)	4.0
Decrease in income taxes resulting from equity in earnings	(1.0)	(1.6)	(0.9)
Sale of investment in an affiliate	—	—	1.2
Devaluation of investment in an affiliate	—	2.9	—
Tax rate change*	—	(0.5)	0.4
Other	(0.4)	2.1	(0.5)

Effective income tax rate	38.5%	43.1%	43.7%

*	On March 31, 2003, the Japanese National Diet approved various changes to the calculation of the statutory local enterprise tax. The statutory tax rate for using calculation of deferred tax assets and deferred tax liabilities, of which temporary difference will be realized after April 1, 2004, was changed from 42.0% to 41.0% or 40.0%, which was determined by the local tax rate of prefectures, in which Kyocera Corporation and each subsidiary locate. As a result of this change, the amount of deferred tax assets, net of deferred tax liabilities, decreased by ¥554 ($5,327) and the amount of deferred income tax in fiscal 2004 increased by ¥554 ($5,327).

63	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

The components of the deferred tax assets and deferred tax liabilities at March 31, 2003 and 2004 are as follows:

	2003	2004	2004
Deferred tax assets:
Enterprise tax	¥2,401	¥1,066	$10,250
Inventories	13,560	17,319	166,529
Allowance for doubtful accounts	8,072	4,754	45,712
Accrued expenses	22,618	5,762	55,404
Employee benefits	35,899	22,495	216,298
Depreciation	28,234	25,365	243,894
Securities	24,600	4,448	42,769
Net operating losses	17,768	20,816	200,153
Other, net	5,312	6,033	58,010

Subtotal	158,464	108,058	1,039,019
Valuation allowance	(20,855)	(23,520)	(226,154)

Total deferred tax assets	¥137,609	¥84,538	$812,865

Deferred tax liabilities:
Depreciation	¥2,777	¥429	$4,125
Gain on public stock issuance	86,148	—	—
Deduction of net losses at foreign subsidiary	2,740	4,261	40,971
Net unrealized gains on securities	—	125,856	1,210,154
Other, net	754	267	2,567

Total deferred tax liabilities	¥92,419	¥130,813	$1,257,817

At March 31, 2004, Kyocera had net losses carried forward of approximately ¥78,504 ($754,846), which would be available to offset future taxable income. Approximately 40% of these net losses carried forward will expire within next five fiscal years and the remaining 60% will not expire.

No provisions for income taxes have been made on undistributed earnings of subsidiaries and affiliates as distributions from the domestic companies would be essentially free from additional taxation, and substantially all of the unremitted earnings of foreign subsidiaries and affiliates are either permanently reinvested or, if remitted, would result in nominal tax by utilization of available foreign tax credits. Undistributed earnings of subsidiaries and affiliates were approximately ¥227,855 ($2,190,913) at March 31, 2004.

The net changes in the total valuation allowance for the years ended March 31,2003 and 2004 were an increase of ¥9,846 and an increase of ¥2,665 ($25,625), respectively.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	64

17. SUPPLEMENTAL EXPENSE INFORMATION:

Research and development expenses for the years ended March 31, 2002, 2003 and 2004 amounted to ¥40,399, ¥47,268 and ¥46,630 ($448,365), respectively.

Advertising expenses for the years ended March 31, 2002, 2003 and 2004 amounted to ¥11,211, ¥11,189 and ¥12,281 ($118,087), respectively.

Shipping and handling costs for the years ended March 31, 2002, 2003 and 2004 amounted to ¥8,993, ¥10,107 and ¥12,400 ($119,231), respectively, and were included in selling, general and administrative expenses in the Consolidated Statements of Income.

18. SEGMENT REPORTING:

The Fine Ceramics Group consists of fine ceramic parts, semiconductor parts, cutting tools, Jewelry, BIOCERAM, solar energy products and applied ceramic products. The Electronic Device Group consists of electronic components and thin-film products. The Equipment Group consists of telecommunications equipment, information equipment and optical instruments. The Others consist of telecommunication network systems, electric insulators, financial services such as leasing and credit financing, and office renting services.

Commencing in fiscal 2004, net sales and operating profit of the Precision Machine Division of Kyocera Corporation, previously included in “Others” were changed to “Corporate.” Financial results for fiscal 2002 and fiscal 2003 have been reclassified accordingly.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market price. Transactions between reportable segments are immaterial and not shown separately.

Segment operating profit represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes, minority interest and cumulative effect of change in accounting principle.

Segment assets represent those assets associated with a specific operating segment. Corporate assets consist primarily of cash and cash equivalents, the corporate headquarter’s facilities and various other investments and assets that are not specific to each operating segment.

Sales to KDDI and its consolidated subsidiaries, which is mainly included in Equipment group, for the years ended 2002, 2003 and 2004 comprised of approximately 10.2%, 10.8% and 10.2% of consolidated net sales, respectively.

Information by operating segments at March 31, 2002, 2003 and 2004 and for each of the years then ended is summarized on the following page:

65	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

Operating segments

	2002	2003	2004	2004
Net sales:
Fine Ceramics Group	¥252,879	¥238,867	¥255,805	$2,459,663
Electronic Device Group	234,938	227,962	256,906	2,470,250
Equipment Group	478,293	529,784	545,811	5,248,183
Others	81,564	85,084	100,505	966,394
Adjustments and eliminations	(13,100)	(11,927)	(18,213)	(175,125)

	¥1,034,574	¥1,069,770	¥1,140,814	$10,969,365

Operating profit:
Fine Ceramics Group	¥20,137	¥18,797	¥31,139	$299,414
Electronic Device Group	4,372	11,816	5,047	48,529
Equipment Group	24,413	40,020	31,257	300,548
Others	7,085	7,412	9,683	93,106

	56,007	78,045	77,126	741,597
Corporate	(2,086)	(5,619)	34,871	335,298
Equity in earnings of affiliates and unconsolidated subsidiaries	1,559	3,092	2,575	24,759
Adjustments and eliminations	(82)	519	468	4,500

Income before income taxes	¥55,398	¥76,037	¥115,040	$1,106,154

Assets:
Fine Ceramics Group	¥201,442	¥179,052	¥194,073	$1,866,087
Electronic Device Group	349,322	333,392	349,755	3,363,029
Equipment Group	283,778	280,848	315,851	3,037,029
Others	228,536	250,848	260,818	2,507,865

	1,063,078	1,044,140	1,120,497	10,774,010
Corporate	619,819	602,046	696,298	6,695,173
Investments in and advances to affiliates and unconsolidated subsidiaries	26,206	24,398	24,054	231,288
Adjustments and eliminations	(63,645)	(35,570)	(46,091)	(443,183)

Total assets	¥1,645,458	¥1,635,014	¥1,794,758	$17,257,288

Depreciation and amortization:
Fine Ceramics Group	¥24,530	¥18,337	¥16,729	$160,856
Electronic Device Group	32,817	25,870	23,323	224,260
Equipment Group	25,331	24,445	22,814	219,365
Others	3,532	4,090	4,838	46,519
Corporate	2,287	2,578	2,556	24,577

	¥88,497	¥75,320	¥70,260	$675,577

Valuation allowance for receivables:
Fine Ceramics Group	¥202	¥129	¥82	$789
Electronic Device Group	396	21	182	1,750
Equipment Group	849	814	936	9,000
Others	1,219	653	582	5,596
Corporate	53	164	75	721

	¥2,719	¥1,781	¥1,857	$17,856

Losses on inventories:
Fine Ceramics Group	¥2,585	¥1,973	¥1,074	$10,327
Electronic Device Group	7,279	2,250	9,373	90,125
Equipment Group	1,981	2,343	3,526	33,904
Others	27	400	40	384
Corporate	—	—	—	—

	¥11,872	¥6,966	¥14,013	$134,740

Capital expenditures:
Fine Ceramics Group	¥14,536	¥8,095	¥13,307	$127,952
Electronic Device Group	16,112	13,501	18,612	178,962
Equipment Group	15,009	13,311	18,303	175,990
Others	5,124	4,053	1,099	10,567
Corporate	3,850	1,654	3,616	34,769

	¥54,631	¥40,614	¥54,937	$528,240

Kyocera – Driving growth: Meeting tomorrow’s challenges today	66

Information for revenue from external customers by product shipment destination and long-lived assets based on physical location as of and for the years ended March 31,2002,2003 and 2004 are summarized as follows:

Geographic segments

	2002	2003	2004	2004
Net sales:
Japan	¥408,561	¥423,190	¥456,807	$4,392,375
United States of America	289,517	264,755	251,326	2,416,596
Asia	148,349	178,384	194,302	1,868,288
Europe	141,493	144,293	156,929	1,508,933
Others	46,654	59,148	81,450	783,173

	¥1,034,574	¥1,069,770	¥1,140,814	$10,969,365

Long-lived assets:
Japan	¥186,403	¥183,778	¥204,437	$1,965,741
United States of America	62,178	46,286	35,543	341,760
Asia	31,554	34,201	33,324	320,423
Europe	30,531	24,342	21,894	210,519
Others	7,563	5,148	4,110	39,519

	¥318,229	¥293,755	¥299,308	$2,877,962

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

19. EARNINGS PER SHARE:

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations is as follows:

	2002	2003	2004	2004
Income before cumulative effect of change in accounting principle	¥33,791	¥43,421	¥68,086	$654,673
Cumulative effect of change in accounting principle	(1,838)	(2,256)	—	—
Net income	31,953	41,165	68,086	654,673

Basic earnings per share:
Income before cumulative effect of change in accounting principle	178.74	233.02	364.79	3.51
Cumulative effect of change in accounting principle	(9.72)	(12.11)	—	—
Net income	169.02	220.91	364.79	3.51

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	178.59	232.97	364.78	3.51
Cumulative effect of change in accounting principle	(9.71)	(12.11)	—	—
Net income	168.88	220.86	364.78	3.51

Basic weighted average number of shares outstanding (shares in thousands):	189,050	186,338	186,643
Dilutive effect of stock options	154	44	6
Diluted weighted average number of shares outstanding	189,204	186,382	186,649

67	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

20. SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	2002	2003	2004	2004
Cash paid during the year for:
Interest	¥5,299	¥3,230	¥3,043	$29,260
Income taxes	72,111	32,012	38,774	372,827
Acquisitions of business:
Fair value of assets acquired	¥543	¥32,015	¥56,506	$543,327
Fair value of liabilities assumed	(456)	(22,584)	(19,804)	(190,423)
Investments accounted for by the equity method	—	—	(4,600)	(44,231)
Stock issuance for acquisition	—	(9,381)	(15,132)	(145,500)
Cash acquired	(27)	(4,108)	(14,699)	(141,336)

	¥60	¥(4,058)	¥2,271	$21,837

21. SETTLEMENT REGARDING LaPine CASE:

On September 1,1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257,000, including interest, arbitration costs and attorneys’ fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

With respect to this case, Kyocera Corporation subsequently appealed to the Ninth Circuit Court of Appeals and then to the Supreme Court of the United States asserting the validity of the provision for broad judicial examination of arbitration awards. On December 22, 2003, Kyocera Corporation reached agreement with Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company to settle all claims in pending litigation between the parties. Kyocera Corporation has paid $331,500 pursuant to this settlement and recorded ¥35,454 ($340,904) as cash payment in its consolidated financial statements.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	68

22. SUBSEQUENT EVENTS:

Subsequent to March 31,2004, Kyocera Corporation’s Board of Directors declared a cash dividend of ¥5,624 ($54,077) payable on June 28, 2004 to stockholders of record on March 31, 2004. The dividend declared was approved by the stockholders at the meeting held on June 25, 2004.

On June 25, 2004, the stockholders approved Kyocera Corporation’s Board of Directors resolution for approval of the issuance of stock acquisition rights to directors, corporate auditors, corporate executive officers and certain key employees of Kyocera. This issuance of stock acquisition rights is intended to enable the grant of stock options and the kind and the maximum number of shares to be issued is 1,500,000 shares of common stock of Kyocera Corporation.

On June 21, 2004, the Carlyle Group (Carlyle), Kyocera Corporation, KDDI and DDI Pocket, Inc. (DDI Pocket) reached an agreement whereby a consortium of Carlyle and Kyocera Corporation would acquire the business of DDI Pocket, a subsidiary of KDDI.

The entire operations of DDI Pocket will be separated and merged into a special purpose company held by the Consortium, in which Carlyle, Kyocera Corporation and KDDI invest, in exchange for which the Consortium will pay ¥220,000 ($2,115,385) in cash. (The amount could be varied due to adjustments based on valuations for the operations.)

Under the agreement, the company that succeeds DDI Pocket’s business would be owned 60% by Carlyle, 30% by Kyocera Corporation and 10% by KDDI. Kyocera, which currently owns approximately 13.25% of DDI Pocket, would invest in 30% to expand its focus on PHS related products business. Carlyle would become the controlling shareholder.

Subject to approval of a corporate split at the general meeting of DDI Pocket shareholders and other requirements, the transaction is expected to close on or around October 1,2004.

69	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Financial Section

23. SEMIANNUAL FINANCIAL DATA (UNAUDITED):

	Six months ended		Six months ended
	September 30, 2002	March 31, 2003	September 30, 2003	March 31, 2004
Net sales	¥517,003	¥552,767	¥518,378	¥622,436
Gross profit	125,578	147,934	120,724	159,866
Income before cumulative effect of change in accounting principle	19,383	24,038	15,754	52,332
Cumulative effect of change in accounting principle	(2,256)	—	—	—
Net income	17,127	24,038	15,754	52,332

Basic earnings per share:
Income before cumulative effect of change in accounting principle	¥103.27	¥129.95	¥84.79	¥279.13
Cumulative effect of change in accounting principle	(12.02)	—	—	—
Net income	91.25	129.95	84.79	279.13

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	¥103.22	¥129.95	¥84.79	¥279.11
Cumulative effect of change in accounting principle	(12.01)	—	—	—
Net income	91.21	129.95	84.79	279.11

Net sales			$4,984,404	$5,984,961
Gross profit			1,160,808	1,537,173
Income before cumulative effect of change in accounting principle			151,481	503,192
Cumulative effect of change in accounting principle			—	—
Net income			151,481	503,192

Basic earnings per share:
Income before cumulative effect of change in accounting principle			$0.82	$2.68
Cumulative effect of change in accounting principle			—	—
Net income			0.82	2.68

Diluted earnings per share:
Income before cumulative effect of change in accounting principle			$0.82	$2.68
Cumulative effect of change in accounting principle			—	—
Net income			0.82	2.68

Earnings per share are computed on the weighted average number of shares outstanding during each six-month period. The sum of the six months’ earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations.

Kyocera – Driving growth: Meeting tomorrow’s challenges today	70

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries at March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, Kyocera changed its method of accounting for derivative instruments and hedging activities in the year ended March 31, 2002. Also, as discussed in Note 1 to the consolidated financial statements, Kyocera changed its method of accounting for business combination and goodwill and other intangible assets in the year ended March 31, 2003.

Osaka, Japan

June 25, 2004

71	Kyocera – Driving growth: Meeting tomorrow’s challenges today

Major Consolidated Subsidiaries and Affiliates

As of June 30, 2004

SUBSIDIARIES

Japan

KYOCERA SLC TECHNOLOGIES CORPORATION

Manufactures and markets organic packages and substrates

KYOCERA SOLAR CORPORATION

Markets solar energy products

KYOCERA ELCO CORPORATION

Manufactures and markets electronic connectors

KYOCERA KINSEKI CORPORATION

Manufactures quartz crystal components

KYOCERA DISPLAY INSTITUTE CO., LTD.

Researches and develops organic EL displays

KYOCERA MITA CORPORATION

Manufactures and markets information equipment

KYOCERA MITA JAPAN CORPORATION

Markets information equipment

KYOCERA OPTEC CO., LTD.

Manufactures and markets optical instruments

KYOCERA COMMUNICATION SYSTEMS CO., LTD.

Provides IT-related services

KYOCERA CHEMICAL CORPORATION

Manufactures and markets electronic materials

KYOCERA LEASING CO., LTD.

Provides leasing services

KYOCERA REALTY DEVELOPMENT CO., LTD.

Provides real estate services

South Korea

KYOCERA PRECISION TOOLS KOREA CO., LTD.

Manufactures and markets cutting tools

China

SHANGHAI KYOCERA ELECTRONICS CO., LTD.

Manufactures and markets fine ceramic products and electronic devices

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.

Manufactures and markets optical instruments

KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.

Manufactures and markets information equipment

KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.

Manufactures and markets telecommunications equipment

UNIVERSAL OPTICAL INDUSTRIES LIMITED

Manufactures and markets optical instruments

YASHICA HONG KONG CO., LTD.

Markets optical instruments

KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.

Manufactures solar energy products

Singapore

KYOCERA ASIA PACIFIC PTE. LTD.

Markets fine ceramic products and electronic devices

AVX/KYOCERA (SINGAPORE) PTE. LTD.

Manufactures and markets electronic devices

Malaysia

KYOCERA (MALAYSIA) SDN. BHD.

Markets fine ceramic and related products

Indonesia

P.T. KYOCERA INDONESIA

Manufactures and markets electronic devices

India

KYOCERA WIRELESS (INDIA) PRIVATE LIMITED

Researches and develops telecommunication equipment

Australia

KYOCERA MITA AUSTRALIA PTY. LTD.

Markets information equipment

Israel

AVX ISRAEL LTD.

Manufactures and markets electronic devices

U.S.A.

KYOCERA INTERNATIONAL, INC.

North American holding company and headquarters

KYOCERA AMERICA, INC.

Manufactures and markets semiconductor parts

KYOCERA WIRELESS CORP.

Manufactures and markets telecommunications equipment

KYOCERA TELECOMMUNICATIONS RESEARCH CORPORATION

Researches and develops telecommunications equipment

KYOCERA INDUSTRIAL CERAMICS CORPORATION

Manufactures and markets fine ceramic products; markets electronic devices

KYOCERA SOLAR, INC.

Manufactures and markets solar energy products

KYOCERA MITA AMERICA, INC.

Markets information equipment

KYOCERA OPTICS, INC.

Markets optical instruments

KYOCERA TYCOM CORPORATION

Manufactures and markets PCB drills

AVX CORPORATION

Manufactures and markets electronic devices

KYOCERA ELECTRONIC DEVICES LLC

Markets electronic devices

Mexico

KYOCERA MEXICANA, S.A. de C.V.

Manufactures fine ceramic products and telecommunications equipment

Brazil

KYOCERA YASHICA DO BRASIL INDÚSTRIA E COMÉRCIO LTDA.

Manufactures and markets optical instruments

Germany

KYOCERA MITA DEUTSCHLAND GmbH

Markets information equipment

YASHICA KYOCERA GmbH

Markets optical instruments

KYOCERA FINECERAMICS GmbH

Markets fine ceramic products and electronic devices

U.K.

KYOCERA YASHICA (U.K.) LIMITED

Markets optical instruments

KYOCERA MITA (U.K.) LIMITED

Markets information equipment

KYOCERA FINECERAMICS LIMITED

Markets fine ceramic products and electronic devices

AVX LTD.

Manufactures and markets electronic devices

France

KYOCERA MITA FRANCE S.A.

Markets information equipment

KYOCERA FINECERAMICS S.A.

Markets fine ceramic products and electronic devices

KYOCERA YASHICA (FRANCE) S.A.

Markets optical instruments

Italy

KYOCERA MITA ITALIA S.P.A.

Markets information equipment

The Netherlands

KYOCERA MITA EUROPE B.V.

Markets information equipment

Czech Republic

AVX CZECH REPUBLIC S.R.O.

Manufactures and markets electronic devices

AFFILIATES

The Company’s ownership
Japan
TAITO CORPORATION	36.02%
Provides amusement services

Kyocera – Driving growth: Meeting tomorrow’s challenges today	72

Board of Directors, Corporate Auditors and Executive Officers

As of June 30, 2004, including those scheduled to be appointed on July 1, 2004

BOARD OF DIRECTORS

Founder and Chairman Emeritus

Kazuo Inamori

Chairman of the Board and Representative Director

Kensuke Itoh

Representative Director and President

Yasuo Nishiguchi

Representative Directors and Executive Vice Presidents

Masahiro Umemura

Michihisa Yamamoto

Directors

Yuzo Yamamura

President and Representative Director of Kyocera ELCO Corporation

Naoyuki Morita

President and Representative Director of Kyocera Communication Systems Co., Ltd.

Koji Seki

Chairman and Representative Director of Kyocera Mita Corporation

Noboru Nakamura

Executive Vice President and Representative Director of Kyocera Chemical Corporation

Isao Kishimoto

President and Representative Director of Kyocera Kinseki Corporation

Hisao Hisaki

Executive Vice President of Kyocera (Tianjin) Sales and Trading Corporation

Rodney Lanthorne

President of Kyocera International, Inc.

John Gilbertson

CEO and President of AVX Corporation

CORPORATE AUDITORS

Full-time Corporate Auditors

Atsushi Mori

Yasuo Akashi

Corporate Auditors

Osamu Nishieda

Shinji Kurihara

EXECUTIVE OFFICERS

President and CEO

Yasuo Nishiguchi

Executive Vice Presidents

Masahiro Umemura

Michihisa Yamamoto

Managing Executive Officers

Hisao Hisaki

Isao Yukawa

Hisashi Sakumi

Hideki Ishida

Tsutomu Yamori

Eiichi Toriyama

Makoto Kawamura

Tatsumi Maeda

Senior Executive Officers

Akiyoshi Okamoto

Takashi Itoh

Yoshihiko Nishikawa

Susumu Oshima

Executive Officers

Tetsuo Kuba

Osamu Nomoto

Gen Takayasu

Nobuhiro Ochiai

Yasuyuki Yamamoto

Junichi Jinno

Keijiro Minami

Goro Yamaguchi

Junzo Katsuki

Yukihiro Takarabe

Takashi Naruko

Masakazu Mitsuda

Yoshihito Oota

Yasushi Matsumura*

Toshimi Gejima*

Michiaki Furuhashi*

*	new appointments effective July 1, 2004

Investor Information

CORPORATE HEADQUARTERS

Kyocera Corporation

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: (075) 604-3500

Facsimile: (075) 604-3501

www.kyocera.co.jp / global.kyocera.com

REGIONAL HEADQUARTERS

Kyocera International, Inc.

8611 Balboa Avenue,

San Diego, CA 92123, U.S.A.

Phone: (858) 576-2600

Facsimile: (858) 492-1456

www.kyocera.com

TRANSFER AGENT FOR COMMON STOCK

Daiko Shoken Business Co., Ltd.

4-6, Kitahama 2-chome,

Chuo-ku, Osaka 541-8583, Japan

ADR DEPOSITARY

Citibank, N.A.

111 Wall Street, 5th Floor,

New York, NY 10043, U.S.A.

ANNUAL MEETING

The annual meeting of shareholders of the Company is normally held in June each year in Kyoto, Japan. In addition, the Company may hold a special meeting of shareholders whenever necessary by giving at least two weeks advance notice to shareholders.

STOCK EXCHANGE LISTINGS

Tokyo and Osaka stock exchanges New York Stock Exchange

Symbol: KYO

NUMBER OF SHAREHOLDERS

86,493 (As of March 31, 2004)

INVESTOR RELATIONS

Kyocera Corporation

Investor Relations Department

Corporate Finance Division

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: (075) 604-3556

Facsimile: (075) 604-3557

www.kyocera.co.jp / global.kyocera.com

The “Investor relations” section of our Web site includes regularly updated information, including annual reports and financial overviews.

73	Kyocera – Driving growth: Meeting tomorrow’s challenges today

KYOCERA Corporation

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

www.kyocera.co.jp/global.kyocera.com

www.kyocera.com

www.kyocera.de

June 30, 2004

[English summary with full translation of consolidated financial information]

Annual Report for the year ended March 31, 2004

On June 28, 2004, Kyocera Corporation files its Annual Report for the year ended March 31, 2004 (fiscal 2004) with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English summary with full translation of consolidated financial information of Annual Report of Kyocera Corporation and its consolidated subsidiaries (Kyocera).

For further information, please contact:
Hideki Ishida
Managing Executive Officer
General Manager of Corporate
Finance Division
Kyocera Corporation
6 Takeda Tobadono-cho, Fushimiku,
Kyoto, 612-8501, Japan
Tel: +81-75-604-3500

Information on KYOCERA CORPORATION and its Consolidated Subsidiaries

Item 1.	Summary of KYOCERA CORPORATION and its Consolidated Subsidiaries

1. Selected Financial Data

Yen in millions, except per share amounts, and number of shares outstanding and employees.

Kyocera Corporation’s Periods	46th	47th	48th	49th	50th
Fiscal Years	2000	2001	2002	2003	2004
(1) Consolidated Financial Data
Net sales	812,626	1,285,053	1,034,574	1,069,770	1,140,814
Income before income taxes	97,468	400,222	55,398	76,037	115,040
Net income	50,345	219,529	31,953	41,165	68,086
Stockholders’ equity	798,450	1,022,065	1,039,478	1,003,500	1,153,746
Total assets	1,217,158	1,728,056	1,645,458	1,635,014	1,794,758
Stockholders’ equity per share	4,222.94	5,406.12	5,498.67	5,425.37	6,153.83
Earnings per share - Basic	265.72	1,161.20	169.02	220.91	364.79
Earnings per share - Diluted	265.34	1,157.83	168.88	220.86	364.78
Stockholders’ equity to total assets (%)	65.6	59.2	63.2	61.4	64.3
Return on equity (%)	6.4	24.1	3.1	4.0	6.3
Price earning ratio	64.58	9.81	52.12	26.62	23.96
Cash flows from operating activities	107,930	149,191	140,929	160,754	62,575
Cash flows from investing activities	(73,748)	(150,216)	(51,138)	(58,512)	29,581
Cash flows from financing activities	(19,867)	12,331	(18,396)	(74,662)	(20,422)
Cash and cash equivalents at the end of fiscal year	178,944	201,333	280,899	298,310	361,132
Number of employees	42,309	51,113	44,235	49,420	57,870
(2) Non-Consolidated Financial Data
Net sales	507,802	652,510	499,264	482,834	494,035
Recurring profit	69,471	114,500	56,412	54,685	61,788
Net income	39,296	31,398	34,475	27,923	60,663
Common stock	115,703	115,703	115,703	115,703	115,703
Number of shares outstanding	190,318,300	190,318,300	190,318,300	191,309,290	191,309,290
Stockholders’ equity	753,530	889,748	879,434	865,147	1,029,738
Total assets	902,172	1,208,746	1,110,951	1,094,672	1,241,012
Stockholders’ equity per share	3,959.32	4,675.06	4,652.07	4,676.97	5,492.08
Annual dividends per share	60.00	60.00	60.00	60.00	60.00
(Interim dividends per share)	(30.00)	(30.00)	(30.00)	(30.00)	(30.00)
Earnings per share – Basic	206.48	164.98	182.36	149.45	324.70
Earnings per share – Diluted	—	—	182.21	—	324.69
Stockholders’ equity to total assets (%)	83.5	73.6	79.2	79.0	83.0
Return on equity (%)	5.4	3.8	3.9	3.2	6.4
Price earning ratio	83.11	69.04	48.31	39.34	26.92
Dividends to net income (%)	29.1	36.4	32.9	40.1	18.5
Number of employees	13,746	14,659	14,568	13,937	13,604

(Notes)

1.	The consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements are expressed by rounding off to millions of yen.

2.	Earnings per share amounts in the consolidated financial data are computed based on Statement of Financial Accounting Standards No.128, “Earnings per Share.”

3.	The non-consolidated financial statements are expressed by rounding down to millions of yen till fiscal 2003. From fiscal 2004 these are expressed by rounding off to millions of yen.

4.	In the non-consolidated financial statements of fiscal 2001 and thereafter, new accounting standard for financial instruments was adopted. This adoption affected stockholders’ equity, information per share, and stockholders’ equity to total assets.

5.	Consumption taxes and local consumption taxes are not included in net sales.

6.	In the non-consolidated financial statements of fiscal 2002 and thereafter, treasury stock is disclosed as a reduction of shareholders’ equity, and stockholders’ equity per share, basic earnings per share and diluted earnings per share are computed by deducting the number of treasury stock from the number of shares issued.

7.	Diluted earnings per share from fiscal 2000 to fiscal 2001 in the non-consolidated financial data are omitted because no diluted instruments, such as warranty bonds, were issued.

8.	In the non-consolidated financial statements of fiscal 2003, Accounting Standards Board Statement No. 2 “Accounting Standards for Earnings per Share” and Implementation Guidance for Application of Accounting Standards Board Statement No.4 “ Implementation Guidance for application of Accounting Standards for Earnings per Share” were adopted to calculate stockholders’ equity per share, basic earnings per share, and diluted earnings per share.

2. History

KYOCERA CORPORATION (formerly SHIKOKU SYOKKIN KAGAKU KENKYUSHO CORP. and renamed from KYOTO CERAMIC CO., LTD. on October 1, 1982) merged with KYOTO CERAMIC CO., LTD. and KYOCERA SHO-JI, CORPORATION on October 1, 1970.

KYOTO CERAMIC CO., LTD., the existing company in effect as a result of this merger, was officially absorbed into KYOCERA CORPORATION (formerly KYOTO CERAMIC CO., LTD.) to change the par value of KYOCERA CORPORATION’s stock to 50 yen per share

Accordingly, events before the merger are described in terms of the history of the predecessor company, KYOTO CERAMIC CO., LTD.

April	1959	KYOCERA CORPORATION facilities, including headquarters and a factory, were founded as a specialized manufacturer in fine ceramics with a capital of ¥3 million.

April	1960	Kyocera Tokyo office was opened.

May	1963	Shiga Gamo Plant was established.

July	1969	Kagoshima Sendai Plant was established.

		KYOCERA INTERNATIONAL, INC. (currently a consolidated subsidiary) was established as a sales company.

October	1969	KYOCERA SHO-JI, CORPORATION was established in Japan as a sales company.

October	1970	KYOCERA (formerly KYOTO CERAMIC CO., LTD.) merged KYOTO CERAMIC CO., LTD. and KYOCERA SHO-JI, CORPORATION.

January	1971	A joint venture named FELDMUHLE KYOCERA EUROPE ELEKTRONISCHE BAUELEMENTE GmbH (currently KYOCERA FINECERAMICS GmbH, a consolidated subsidiary) was established with Feldmuhle AG in Germany.

October	1971	KYOCERA CORPORATION listed on the Osaka Stock Exchange, Second Section (listed on the First Sections in February 1974), and on the Kyoto Securities Exchange.

July	1972	Headquarters was relocated to Yamashina-ku Kyoto Pre.

September	1972	KYOCERA CORPORATION listed on the Tokyo Stock Exchange, Second Section (listed on the First Sections in February 1974).

October	1972	Kagoshima Kokubu Plant was established.

February	1976	New shares of common stock, in the form of American Depository Receipts (ADRs), were issued for sale in the United States.

October	1979	Central Research Laboratory was established in Kagoshima Kokubu Plant.

May	1980	KYOCERA CORPORATION listed on the New York Stock Exchange. New share of common stock in the form of ADRs were issued in the United States for the second time.

May	1981	KYOCERA BUSINESS MACHINES CO., LTD., (currently KYOCERA COMMUNICATION SYSTEMS CO.,LTD., a consolidated subsidiary) was established.

October	1982	Four subsidiaries, including CYBERNET ELECTRONICS CORP., CRESCENT VERT CO., LTD., JAPAN CAST CORP., NEW MEDICAL CO., LTD. were merged with KYOCERA CORPORATION to form KYOCERA CORPORATION.

April	1983	KYOCERA CORPORATION merged KAGOSHIMA ELECTRONICS CO., LTD.

October	1983	KYOCERA CORPORATION merged YASHICA CO., LTD.

April	1984	Tokyo Central Research Laboratory was established (currently integrated in R&D Center, Yokohama).

June	1984	KYOCERA CORPORATION established DAINI-DENDEN KIKAKU CO., LTD. (currently KDDI CORP. )

March	1986	KYOCERA CORPORATION acquired capital partially in TAITO CORPORATION

March	1987	KYOCERA CORPORATION issued first unsecured convertible bonds.

February	1989	KYOCERA CORPORATION issued the U.S. dollar denominated bonds with warrant due 1993.

August	1989	ELCO CORPORATION (currently KYOCERA ELCO CORPORATION, a consolidated subsidiary) joined Kyocera.

January	1990	New shares of common stock in the form of ADRs were issued in the United States for the third time.

		AVX CORPORATION (currently a consolidated subsidiary) joined Kyocera through shares exchange.

February	1994	KYOCERA CORPORATION issued the U.S. dollar denominated bonds with warrant due 1998.

March	1995	R&D Center, Yokohama was established in Kanagawa Pre.

July	1995	R&D Center, Keihannna was established in Kyoto Pre.

September	1996	KYOCERA SOLAR CORPORATION (currently a consolidated subsidiary) was established as a sales company of residential solar systems.

August	1998	Headquarters was relocated to Fushimi-ku, Kyoto Pre.

February	2000	KYOCERA WIRELESS CORP. (currently a consolidated subsidiary) was established in the United States as a manufacturing and sales company of mobile handsets.

April	2000	KYOCERA CORPORATION acquired capital in KYOCERA MITA CORPORATION (currently a consolidated subsidiary) and made it as a consolidated subsidiary.

January	2001	TYCOM CORPORATION (currently KYOCERA TYCOM CORPORATION, a consolidated subsidiary), the United States drill manufacturer of printed circuit boards joined Kyocera.

December	2001	KYOCERA MITA OFFICE EQUIIPMENT (DONGGUAN) CO., LTD. (currently a consolidated subsidiary) was established as a manufacturing and sales company of information equipment, and KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD. (currently a consolidated subsidiary),telecommunications equipment manufacturer, and sales and service company, was established in China.

April	2002	KYOCERA MITA CORPORATION succeeded KYOCERA CORPORATION’s printer business.

August	2002	TOSHIBA CHEMICAL CORPORATION (currently KYOCERA CHEMICAL CORPORATION, a consolidated subsidiary) joined Kyocera as a wholly-owned subsidiary through shares exchange.

May	2003	KYOCERA (Tianjin) SOLAR ENERGY CO., LTD.(currently a consolidated subsidiary) was established as a subsidiary of manufacturing and marketing of solar modules in China.

August	2003	KINSEKI, LIMITED (currently KYOCERA KINSEKI CORPORATION, currently a consolidated subsidiary) joined Kyocera as a wholly-owned subsidiary through shares exchange.

		KYOCERA SLC TECHNOLOGIES CORPORATION (currently a consolidated subsidiary) was established as a subsidiary of manufacturing and marketing of build-up substrates.

December	2003	KYOCERA DISPLAY INSTITUTE CO., LTD. (currently a consolidated subsidiary) was established in Yasu, Shiga Pre.

		KYOCERA TELECOMMUNICATIONS RESEARCH CORPORATION (currently a consolidated subsidiary) was established as a research center of telecommunications equipment in the United States.

3. Description of Business

The consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America. Information contained in “Item 2. Business overview,” and “Item 3. Equipment and Facilities,” is also prepared based on the aforementioned accounting principles.

Kyocera Group, which consists of Kyocera Corporation, 159 consolidated subsidiaries, 2 equity-method subsidiaries and 14 equity-method affiliates (as of March 31, 2004), operates its business by the following four operating segments: “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group,” and “Others.” Details of each operating segment are as follows.

Operating Segment / Major Products and Businesses	Major Subsidiaries

Fine Ceramics Group /

(Fine Ceramic Parts)

Telecommunication & Information Components

Semiconductor Process Equipment Components

LCD Process Equipment Components

Automotive & ITS related Components

General Industrial Ceramics Components

(Semiconductor Parts)

Surface-Mount Device (SMD) Ceramic Packages

Ceramic Multilayer Packages/Substrates

Metallized Products

Optical Communication Ceramic Packages/Components

Organic Mutilayer Packages/Substrates

(Consumer-Related Products)

Cutting Tools

Residential/Industrial Photovoltaic Generating Systems

Solar Cells/Modules

Jewelry

Orthopedic/Dental Implants

KYOCERA FINECERAMICS GmbH

KYOCERA INDUSTRIAL CERAMICS CORP.

KYOCERA AMERICA, INC.

KYOCERA MEXICANA, S.A. DE C.V.

KYOCERA ASIA PACIFIC PTE. LTD.

KYOCERA SLC TECHNOLOGIES CORP.

SHANGHAI KYOCERA ELECTRONICS CO., LTD.

KYOCERA PRECISION TOOLS KOREA CO., LTD.

KYOCERA TYCOM CORP.

KYOCERA SOLAR CORP.

KYOCERA SOLAR, INC.

KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.

Electronic Device Group /

Ceramic Chip Capacitors

Tantalum Capacitors

Temperature Compensated Crystal Oscillators (TCXOs)

Voltage Controlled Oscillators (VCOs)

High-Frequency Modules

Ceramic Resonators/Filters

Thermal Printheads

LED Printheads

Amorphous Silicon Drums

LCDs

Connectors

AVX CORP.

KYOCERA ELCO CORP.

KYOCERA INDUSTRIAL CERAMICS CORP.

KYOCERA ASIA PACIFIC PTE. LTD.

SHANGHAI KYOCERA ELECTRONICS CO., LTD.

P.T. KYOCERA INDONESIA

KYOCERA ELCO KOREA CO., LTD.

KYOCERA ELCO HONG KONG, LTD.

KYOCERA FINECERAMICS GmbH

KINSEKI, LTD.

KYOCERA DISPLAY INSTITUTE CO., LTD.

Equipment Group /

(Telecommunications Equipment)

Mobile Handsets

PHS Related Products

(Information Equipment)

ECOSYS Printers

Digital Multifunction Products (MFPs)

(Optical Instruments)

Digital Still Cameras (DSCs)

Single-Lens Reflex Cameras

Compact Cameras

Lenses

KYOCERA WIRELESS CORP.

KYOCERA WIRELESS (INDIA) PVT., LTD.

KYOCERA TELECOMMUNICATIONS RESEARCH CORP.

KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.

KYOCERA MITA CORP.

KYOCERA MITA JAPAN CORP.

KYOCERA MITA AMERICA, INC.

KYOCERA MITA EUROPE B.V.

KYOCERA MITA DEUTSCHLAND GmbH

KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.

KYOCERA OPTEC CO., LTD

KYOCERA OPTICS, INC.

KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA.

YASHICA HONG KONG CO., LTD.

UNIVERSAL OPTICAL INDUSTRIES, LTD.

YASHICA KYOCERA GmbH

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD

Others /

Materials for Electronic Parts

Electric Insulators

Synthetic Resin Molded Parts

Telecommunications Engineering

Computer Network Systems

Management Consulting

Leasing Services

Hotel Services

Real Estate Service

Insurance and Travel Agent Services

KYOCERA CHEMICAL CORP.

KYOCERA COMMUNICATION SYSTEMS CO., LTD.

KYOCERA LEASING CO., LTD.

HOTEL KYOCERA CO., LTD.

HOTEL PRINCESS KYOTO CO., LTD.

KYOCERA REALTY DEVELOPMENT CO., LTD.

PIAZZA INVESTMENT CO., LTD.

SHANGHAI KYOCERA TRADING CO., LTD.

KYOCERA INTERNATIONAL, CO., LTD.

Company Accounted for by the Equity Method
Amusement Services	TAITO CORP.

(1) Fine Ceramics Group

This operating segment consists of three product lines: fine ceramic parts, semiconductor parts and consumer-related products.

Kyocera is seeking to expand sales of fine ceramic parts and semiconductor parts for the telecommunications and information processing market focusing primarily on boosting sales of components for mobile and optical communications, and for semiconductor and LCD fabrication equipment. Kyocera has already secured a leading position in the markets for SMD packages, ceramic optical communications packages and ceramic parts for optical connectors. Kyocera aims to continue expanding business scale to capture a greater share in the automotive market, alongside enhancing profitability through increased production in China.

Kyocera has also commenced the assembly of solar modules in China to raise the earnings potential of solar power generation systems for the environmental preservation market.

(2) Electronic Device Group

Kyocera develops and mass-produces a range of high-quality, cost-competitive capacitors and timing devices that meet telecommunication market demands for smaller electronic components with lower electrical pressure, higher frequency and reduced power consumption features. In China, Kyocera aims to carve out new markets by utilizing sales subsidiaries there that handle locally manufactured and imported products to maximum effect. Other efforts aimed at increasing profitability in this segment include pursuing group synergies, notably with AVX Corporation and its consolidated subsidiaries (AVX).

(3) Equipment Group

This operating segment consists of three product lines: telecommunications equipment, information equipment and optical instruments.

In telecommunications equipment, Kyocera seeks business expansion in line with the progression of the ubiquitous network age. To become leader in the CDMA market and boost profitability, it will maximize synergies between its three CDMA handset business sites of Japan, the United States and China, and create development and production systems in the most strategically beneficial areas. Kyocera will also expand its PHS related product business by leveraging PHS systems technology to cultivate new markets overseas. Specifically, three telecom systems equipment businesses will be developed: the PHS systems business, which will work to expand the market for PHS terminals and base stations in China; the WLL systems business, which will create fixed wireless communications systems in regions that have yet to establish communications infrastructure; and, the high-speed data communications systems business, which focuses on wireless broadband internet systems.

In information equipment, besides increasing production in China, Kyocera will augment its lines of monochrome and color printers and copiers, and MFPs. These products are designed based on Kyocera’s “ECOSYS” concept and feature unique “longer-life” technology. The Company will also strive to increase sales potential by raising brand awareness.

In optical instruments, Kyocera will boost production and launch new DSCs in China, while endeavoring to increase sales of new products, such as camera modules for mobile phones.

(4) Others

In telecommunications network systems, Kyocera intends to continue developing services and networks for the telecommunication and information processing markets, primarily through its internet data center. In materials for electronic devices business, Kyocera pursues synergies with group companies. Leasing, hotel operation and office rental services prop up Kyocera’s key business areas and contribute to the reduction of operating expenses and financing costs.

Kyocera Group structure is summarized on the following page. Others include affiliates that are accounted for by the equity method.

KYOCERA GROUP

(Chart of business structure)

CUSTOMERS
Domestic
Fine Ceramics Group
KYOCERA SOLAR CORP.
KYOCERA SLC TECHNOLOGIES CORP.
Electronic Device Group
KYOCERA ELCO CORP.
KINSEKI, LTD.
KYOCERA DISPLAY INSTITUTE CO., LTD.
Equipment Group
KYOCERA MITA CORP.
KYOCERA MITA JAPAN CORP.
KYOCERA OPTEC CO., LTD.
Others
<Finance and Leasing>
KYOCERA LEASING CO., LTD.
<Software Development and Sales>
KYOCERA COMMUNICATION SYSTEMS CO., LTD.
<Real Estate Renting>
KYOCERA REALTY DEVELOPMENT CO., LTD.
<Hotel Operation and Maintenance>
HOTEL KYOCERA CO., LTD.
HOTEL PRINCESS KYOTO CO., LTD.
<Insurance and Travel>
KYOCERA INTERNATIONAL CO., LTD.
<Manufacturing and Sales of Electronic Components Materials>
KYOCERA CHEMICAL CO., LTD.,
<Amusement>
TAITO CORP.
Products
Products/ Components
Products/ Components
Leasing
Software Renting
Office Renting
Components
KYOCERA CORPORATION
Renting Lands and Factories
Renting Offices and Factories
Products
Products/ Components
Products
Products
Overseas
Fine Ceramics Group
KYOCERA AMERICA, INC.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA SOLAR, INC.
KYOCERA TYCOM CORP.
KYOCERA MEXICANA, S.A. DE C.V.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.
KYOCERA PRECISION TOOLS KOREA CO., LTD.
KYOCERA FINECERAMICS GmbH
Electronic Device Group
AVX CORP.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
P.T. KYOCERA INDONESIA
KYOCERA ELCO KOREA CO., LTD.
KYOCERA ELCO HONG KONG LTD.
KYOCERA FINECERAMICS GmbH
Equipment Group
KYOCERA WIRELESS CORP.
KYOCERA WIRELESS (INDIA) PVT. LIMITED
KYOCERA TELECOMMUNICATIONS RESEARCH CORP.
KYOCERA MITA AMERICA, INC.
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.
KYOCERA MITA EUROPE B.V.
KYOCERA MITA DEUTSCHLAND GmbH
KYOCERA OPTICS, INC.
KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA.
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.
YASHICA HONG KONG CO., LTD.
UNIVERSAL OPTICAL INDUSTRIES, LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
YASHICA KYOCERA GmbH
Others
<Real Estate Renting>
PIAZZA INVESTMENT CO., LTD.
SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.

4. Scope of Consolidation and Application of the Equity Method

The following table sets forth information, as of March 31, 2004, with respect to our significant subsidiaries and affiliates.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Consolidated subsidiaries

KYOCERA INTERNATIONAL, INC.	United States	100.00%	North American holding company and headquarters

KYOCERA AMERICA, INC.	United States	100.00%	Manufacture and sale of semiconductor parts

KYOCERA OPTICS, INC.	United States	100.00%	Sale of optical instruments

KYOCERA INDUSTRIAL CERAMICS CORPORATION	United States	100.00%	Manufacture and sale of fine ceramic-related products and sale of electronic devices

KYOCERA SOLAR, INC.	United States	100.00%	Manufacture and sale of solar energy products

KYOCERA WIRELESS CORP.	United States	100.00%	Manufacture and sale of telecommunications equipment

KYOCERA WIRELESS (INDIA) PVT. LIMITED	India	100.00%	R&D of telecommunications equipment

KYOCERA TELECOMMUNICATIONS RESEARCH CORP.	United States	100.00%	R&D of telecommunications equipment

KYOCERA TYCOM CORPORATION	United States	100.00%	Manufacture and sale of micro drills

KYOCERA MEXICANA, S.A. DE C.V.	Mexico	100.00%	Manufacture of fine ceramic-related products and telecommunication-related products

YASHICA KYOCERA GmbH	Germany	100.00%	Sale of optical instruments

KYOCERA FINECERAMICS GmbH	Germany	100.00%	Sale of fine ceramic-related products and electronic devices

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
KYOCERA MITA AMERICA, INC.	United States	100.00%	Sale of information equipment

KYOCERA MITA (U.K.) LTD.	United Kingdom	100.00%	Sale of information equipment

KYOCERA MITA AUSTRALIA PTY. LTD.	Australia	100.00%	Sale of information equipment

KYOCERA MITA EUROPE B.V.	Netherlands	100.00%	Sale of information equipment

KYOCERA MITA DEUTSCHLAND GmbH	Germany	100.00%	Sale of information equipment

KYOCERA MITA FRANCE S.A.	France	100.00%	Sale of information equipment

KYOCERA MITA ITALIA S.P.A.	Italy	100.00%	Sale of information equipment

KYOCERA MITA CORPORATION	Japan	100.00%	Manufacture and sale of information equipment

KYOCERA MITA JAPAN CORPORATION	Japan	100.00%	Sale of information equipment

KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.	China	90.00%	Manufacture and sale of information equipment

KYOCERA ASIA PACIFIC PTE. LTD.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices

YASHICA HONG KONG, CO., LTD.	Hong Kong	100.00%	Intermediary services as to sale of optical instruments

UNIVERSAL OPTICAL INDUSTRIES LTD.	Hong Kong	100.00%	Manufacture and sale of optical instruments

PIAZZA INVESTMENT CO., LTD.	Hong Kong	100.00%	Real estate leasing

P.T. KYOCERA INDONESIA	Indonesia	100.00%	Manufacture and sale of electronic devices

KYOCERA YASHICA DO BRASIL INDÚSTRIA E COMÉRCIO LTDA.	Brazil	100.00%	Manufacture and sale of optical instruments

Name	Country of Incorporation	Percentage held by Kyocera	Main Business

SHANGHAI KYOCERA ELECTRONICS CO., LTD.	China	90.00%	Manufacture and sale of fine ceramic-related products and electronic devices

SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.	China	100.00%	Real estate leasing

SHANGHAI KYOCERA TRADING CO., LTD	China	100.00%	Security service of PHS base stations and handsets Sale on import of electronic parts and materials

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.	China	90.00%	Manufacture and sale of optical instruments

KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.	China	70.00%	Manufacture and sale of telecommunications equipment

KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.	China	90.00%	Manufacture and sale of solar energy products

KYOCERA PRECISION TOOLS KOREA CO., LTD.	Korea	90.00%	Manufacture and sale of cutting tools

AVX CORPORATION	United States	70.10%	Manufacture and sale of electronic devices

KYOCERA ELCO CORPORATION	Japan	100.00%	Manufacture and sale of electronic devices

KYOCERA ELCO KOREA CO., LTD.	Korea	100.00%	Manufacture and sale of electronic devices

KYOCERA ELCO HONG KONG LTD.	Hong Kong	100.00%	Sale of electronic devices

KYOCERA COMMUNICATION SYSTEMS CO., LTD.	Japan	76.30%	Development and sale of software

KYOCERA OPTEC CO., LTD.	Japan	100.00%	Manufacture and sale of optical instruments

KYOCERA SOLAR CORPORATION	Japan	100.00%	Sale of solar energy products

KYOCERA LEASING CO., LTD.	Japan	100.00%	Various leasing services, property management and financing services

Name	Country of Incorporation	Percentage held by Kyocera	Main Business

KYOCERA REALTY DEVELOPMENT CO., LTD.	Japan	100.00%	Real estate services

HOTEL KYOCERA CO., LTD.	Japan	100.00%	Hotel management and operations

HOTEL PRINCESS KYOTO CO., LTD.	Japan	100.00%	Hotel management and operations

KYOCERA INTERNATIONAL CO., LTD.	Japan	100.00%	Insurance and travel agency

KYOCERA CHEMICAL CORPORATION	Japan	100.00%	Manufacture and sale of electronic material

KINSEKI, LIMITED	Japan	100.00%	Manufacture and sale of electronic device products

KYOCERA SLC TECHNOLOGIES CORPORATION	Japan	100.00%	Manufacture and sale of organic multilayer printed circuit board

KYOCERA DISPLAY INSTITUTE CO., LTD.	Japan	100.00%	R&D, manufacture and sale of organic electro luminescence display

And other 108 companies

Subsidiaries and Affiliates accounted for by the equity method

TAITO CORPORATION	Japan	36.02%	Amusement services

And other 15 companies

5. Employees

At March 31, 2004, Kyocera had 57,870 employees, of whom 13,798 work for Fine Ceramics Group, 22,643 work for Electronic Device Group, 17,359 work for Equipment Group, 3,058 work for Others and 1,012 work for Corporate. Kyocera’s number of employees at March 31, 2004 increased by 8,450 compared with at March 31, 2003 due mainly to that Kinseki, Limited and its consolidated subsidiaries became Kyocera Corporation’s wholly-owned subsidiaries and the number of employees of the subsidiaries in China increased.

Kyocera Corporation had 13,604 employees, and their average age and average service years were 37.3 and 14.6, respectively. The average yearly salary for Kyocera Corporation’s employees was ¥5,900,401. Kyocera Corporation’s labor union does not belong to labor unions organized by industry. The labor unions of several subsidiaries belong to labor unions organized by industry. There is no material item to be specifically addressed regarding relationship between labor and management.

Item 2.	Business Overview

1. Summary of Financial Results

(1) Financial Results

(Yen in millions)

	Fiscal Years		Percentage Change (%)
	2003	2004
Net sales	1,069,770	1,140,814	6.6
Profit from operations	83,388	108,962	30.7
Income before income taxes	76,037	115,040	51.3
Net income	41,165	68,086	65.4
Diluted earnings per share (yen)	220.86	364.78	—
Average exchange rates:
U.S. dollar (yen)	122	113	—
Euro (yen)	121	133	—

(Yen in millions)

	Fiscal Years		Percentage Change (%)
	2003	2004
Orders	1,093,554	1,183,388	8.2
Fine Ceramics Group	238,419	264,439	10.9
Electronic Device Group	236,883	267,444	12.9
Equipment Group	538,967	565,929	5.0
Others	93,103	104,052	11.8
Adjustments and eliminations	(13,818)	(18,476)	—

(Yen in millions)

	Fiscal Years		Percentage Change (%)
	2003	2004
Production (sales price base)	1,032,097	1,140,987	10.6
Fine Ceramics Group	231,358	256,703	11.0
Electronic Device Group	223,976	254,932	13.8
Equipment Group	521,910	558,941	7.1
Others	54,853	70,411	28.4

(Yen in millions)

	Fiscal Years		Percentage Change (%)
	2003	2004
Net sales	1,069,770	1,140,814	6.6
Fine Ceramics Group	238,867	255,805	7.1
Electronic Device Group	227,962	256,906	12.7
Equipment Group	529,784	545,811	3.0
Others	85,084	100,505	18.1
Adjustments and eliminations	(11,927)	(18,213)	—

(Yen in millions)

	Fiscal Years		Percentage Change (%)
	2003	2004
Income before income taxes	76,037	115,040	51.3
Fine Ceramics Group	18,797	31,139	65.7
Electronic Device Group	11,816	5,047	(57.3)
Equipment Group	40,020	31,257	(21.9)
Others	7,412	9,683	30.6
Corporate	(5,619)	34,871	—
Equity in earnings of affiliates and unconsolidated subsidiaries	3,092	2,575	(16.7)
Adjustments and eliminations	519	468	(9.8)

Commencing in fiscal 2004, operating profit of Precision Machine Division of Kyocera Corporation previously included within “Others,” have been charged to “Corporate.” Accordingly, previously published net sales and income before income taxes of operating segment for fiscal 2003 was reclassified.

Although personal consumption remained low, the Japanese economy during fiscal 2004 showed signs of a mild recovery, driven by such factors as expanded capital expenditures in the private sector, increased exports and an improvement in corporate earnings. The U.S. economy registered steady growth, led mainly by a rise in personal consumption and capital expenditures, while in Europe, despite initial sluggishness, the economy began to manifest signs of recovery in the second half of fiscal 2004. Notwithstanding a temporary production slowdown caused by Severe Acute Respiratory Syndrome (SARS) at the beginning of fiscal 2004, Asian economy continued to progress strongly after SARS had been brought under control, particularly on the back of solid growth in the Chinese economy.

In the electronics industry, digital consumer products market and the computer-related equipment market, notably in the area of notebook PCs expanded. The mobile handset market advanced steadily from the summer of 2003, as rising popularity for models equipped with color LCD displays and built-in cameras propelled increased demand for new products and replacements.

Sales of Kyocera Chemical Corporation and its consolidated subsidiaries (KCC) were included in Kyocera’s consolidated net sales from the start of fiscal 2004, as were sales of Kinseki, Limited and its consolidated subsidiaries (Kinseki) for the eight months period from August 2003 and sales of Kyocera SLC Technologies Corporation (KST) for the seven months period from September 2003. Consolidated orders, productions and net sales for fiscal 2004 increased compared with fiscal 2003 due to a recovery in demand in the electronics industry.

Profit from operations increased compared with fiscal 2003, due mainly to the strong performance in information equipment, particularly digital multifunction products, Fine Ceramics Group, and a gain in the amount of ¥18,917 million was recorded in the fourth quarter of fiscal 2004 (January to March 2004) due to the settlement for a substitutional portion of Employee Pension Funds despite AVX recorded a one-time charges of ¥10,351 million related to the write-down of its current inventories of Tantalum material and purchase commitments based on long-term contracts in the second quarter of fiscal 2004 (July to September 2003). As a result, income before income taxes increased compared with fiscal 2003, and net income increased due partially to the absence of ¥2,256 million from the cumulative effect of a change in accounting principle, which was recorded in fiscal 2003.

The yen appreciated 9 yen, or 7.4% against the U.S. dollar and depreciated 12 yen, or 9.9% against the Euro compared with the average exchange rates in fiscal 2003, respectively. In terms of net sales, the effects of the rising yen against the U.S. dollar outweighed the positive impact of the weak yen against Euro. Accordingly, net sales after translation into yen were pushed down by approximately ¥42,700 million compared with fiscal 2003. Also, income before income taxes after translation into yen was pushed down by approximately ¥3,900 million compared with fiscal 2003.

On December 22, 2003, an agreement was reached for settlement of all the disputes between Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company in the U.S. on the one hand and ourselves on the other. Pursuant to this settlement, Kyocera has paid US$331.5 million (¥35,454 million.) This expense for settlement has been charged off from accrued litigation expenses. The excess accrual of ¥2,284 million has been recorded as a reversal of cost of sales.

1) Fine Ceramics Group

Sales in this segment increased compared with fiscal 2003. Demand was brisk for fine ceramic parts, notably LCD fabrication equipment and sapphire substrates for projectors and LEDs, and sales grew significantly for consumer-related products, such as solar energy products and cutting tools. Sales of semiconductor parts rose compared with fiscal 2003 on account of increased demand for mobile handsets and DSCs, which drove higher sales of SMD packages, ceramic module substrates for mobile handsets and image sensing device packages. Sales of organic packages and substrates for computers also increased considerably.

Operating profit in this segment significantly increased compared with fiscal 2003, as a result of a recovery in the electronics market, the positive impact of cost reductions and a substantial rise in the profitability of semiconductor parts and consumer-related products.

2) Electronic Device Group

Production in Asia declined at the beginning of fiscal 2004, due mainly to SARS, which caused a drop in demand for components. Once the disease had been brought under control, however, demand for components, especially for mobile handsets, recovered rapidly. In particular, sales of capacitors, connectors and LCDs grew appreciably owing to greater demand for mobile handsets, especially with color displays. Furthermore, sales of Kinseki were added to the total sales in this segment from August 2003. Consequently, sales in this segment increased compared with fiscal 2003.

Due to the efforts to promote group synergies in the field of development, manufacturing and marketing and to reorganize management system, sales and profit of capacitors and timing devices improved in the second half of fiscal 2004. However, the aforementioned one-time charges related to the write-down of tantalum materials as well as restructuring costs at AVX resulted in a decline in income before income taxes compared with fiscal 2003.

3) Equipment Group

The mobile handset business in North America experienced strong sales on account of the release of new models during the Christmas season and expansion of customer base, generating a significant increase in sales. In the domestic market, Kyocera introduced, in the second half of fiscal 2004, new models equipped with an electronic compass that support KDDI’s navigation system, Ez Navi Walk, as well as models that support the third generation (3G) mobile service, “WIN.” Despite these efforts, sales fell short of the high level registered in fiscal 2003. Operating profit in this segment declined as increasing development costs for mobile handset in Japan and price erosion of mobile handsets and PHS-related products in China offset the improvement in profitability at the U.S. subsidiary.

In optical instruments, the sales drop of conventional still cameras forced sales down strikingly. DSCs, however, enjoyed a large increase in sales, especially in Japan, due mainly to the release of 12 new products, notably a series equipped with R-TUNE, an image processing chip that vastly improves the continuous shot function. A decrease in sales coupled with development costs for new DSCs caused profits to drop here.

New product introductions basing upon the “ECOSYS” concept, such as color copiers, printers and MFPs, and also from very favorable market response to enhanced product reliability brought increase of large orders of printers and better performance in printer sales by copier dealers. These made the sales of information equipment rose. A change in product lineup to increase the portion of high-value-added items and cost reduction efforts by standardization of engines between the printers and the MFPs and by expanded production in China, resulted in an increase in income before income taxes.

4) Others

KCC contributed to sales and profits from the beginning of fiscal 2004, while Kyocera Communication Systems Co., Ltd. and its consolidated subsidiaries (KCCS) and Kyocera Leasing Co., Ltd. and its consolidated subsidiaries posted major sales and profit gains. These resulted in increases in net sales and income before income taxes in this segment compared to fiscal 2003.

Geographic Segments

(Yen in millions)

	Fiscal Years		Percentage Change (%)
	2003	2004
Net Sales	1,069,770	1,140,814	6.6
Japan	423,190	456,807	7.9
United States of America	264,755	251,326	(5.1)
Asia	178,384	194,302	8.9
Europe	144,293	156,929	8.8
Others	59,148	81,450	37.7

1) Japan

Sales of consumer-related products, such as solar generating systems, and sales in “Others” including those of KCCS, achieved growth. Sales of Kinseki and KST were included, which were newly consolidated during fiscal 2004.

2) United States of America

Sales declined due to negative impact from the yen’s appreciation against the U.S. dollar and to the decreased sales of Electronic Device Group.

3) Asia

Higher demand for Electronic Device Group for mobile handsets and PC-related equipment brought increase of the overall sales.

4) Europe

Sales of consumer-related products, including modules for solar energy products, and information equipment grew.

(2) Cash flow

Cash and cash equivalents at the end of fiscal 2004 increased by ¥62,822 million to ¥361,132 million compared with the end of fiscal 2003.

1) Cash Flows from Operating Activities

Net cash provided by operating activities in fiscal 2004 decreased by ¥98,179 million to ¥62,575 million from fiscal 2003 of ¥160,754 million. This was due mainly to increases in receivables and inventories, and in addition, a cash payment related to the settlement regarding LaPine Case of ¥35,454 million, although net income increased by ¥26,921 million to ¥68,086 million compared with fiscal 2003.

2) Cash Flows from Investing Activities

Net cash provided by investing activities in fiscal 2004 increased by ¥88,093 million to ¥29,581 million from net cash used in fiscal 2003 of ¥58,512 million. This was due to an increase in proceeds from sales and maturities of securities, and in addition, withdrawal of restricted cash to pay for the settlement regarding LaPine Case.

3) Cash Flows from Financing Activities

Net cash used in financing activities in fiscal 2004 decreased by ¥54,240 million to ¥20,422 million from fiscal 2003 of ¥74,662 million. This was due mainly to a decrease in purchase of treasury stock.

Cash Flows Indexes

The ratio of market capitalization to total assets for in fiscal 2004 improved compared with fiscal 2003. Other indices below have been stable for these five years and Kyocera maintains a desirable financial and cash position.

	Fiscal Years
	2000	2001	2002	2003	2004
Stockholders’ equity to total assets	65.6%	59.2%	63.2%	61.4%	64.3%
Market capitalization to total assets	266.6%	124.6%	101.2%	66.5%	91.3%
Interest bearing debts per operating cash flows (years)	1.2	1.5	1.5	1.2	3.2
Operating cash flows per interest paid (ratio)	34.7	37.3	26.6	49.8	20.6

All indexes are computed on a consolidated basis.

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

2. Production, Orders Received and Sales

As information on production, orders and sales for Kyocera is analogous to net sales, please refer to results for each operating segment in” 1. Summary of Financial Results.”

3. Remaining Challenges

It is expected the operating environment to improve further in fiscal 2005 as the Japanese economy recovers amid continued economic expansion overseas, led by the U.S. and Asian markets. Electronics industry prospects are also good due to projected growth in demand for mobile phones, digital consumer products and others.

Kyocera promotes “high-value-added diversification,” which remains the cornerstone of achieving Kyocera’s strategic objective to be a creative company that continues to grow in the 21st century.

Kyocera faces three major challenges in fiscal 2005 to raise performance further through our management policy which had been promoted by fiscal 2004.

(1) Improve profitability by maximizing group synergies in development, production and sales in the components and equipment businesses.

In Kyocera’s components businesses, this will include stronger sales connections between AVX in Electronic Device Group. At the same time, Kyocera plans to raise revenue by developing new customers in China and other Asian markets and by expanding orders. In timing devices, Kyocera plans to maximize synergy within its sales organizations and the development and production capabilities of Kyocera Kinseki Corporation (renamed from Kinseki Limited. in April 2004) and its consolidated subsidiaries. In addition, Kyocera plans to expand China-based manufacturing capacity to maximize earnings growth.

In the equipment business, Kyocera’s objective is to optimize mobile phone development and production capabilities in Japan, China and the U.S. In information equipment, Kyocera will continue to seek cost reductions through China-based production.

(2) Expand sales of products with high market share in the digital consumer products market.

As the market for camera-equipped mobile phones continues to grow, Kyocera will strive to expand sales of ceramic packages, which are used in imaging elements. Other areas of prospective revenue growth include organic packages and multilayer substrates for computer equipment and digital consumer products; fine ceramic parts used in semiconductor and LCD fabrication equipment; and sapphire substrates. In solar energy business, Kyocera plans to create a global production system with heightened capacity and strive for business expansion to meet growing worldwide demand.

(3) Create a newfound revenue base by cultivating new market through innovative applications of existing technology.

As just one example, Kyocera is supplying new terminals and base stations based on PHS technology for a wireless broadband Internet-access service that began commercial operations in Australia in March 2004. Kyocera intend to build on this achievement by developing products for other markets and enhance its leading position in the PHS market.

4. Business Risks

The followings are the business risks that may influence Kyocera’s operating results, stock price, and financial positions. These are assumed and judged at the end of fiscal 2004.

(1) Continued or increasing weakness in the Japanese or global economy may significantly reduce demand for Kyocera’s products

In spite for the uncertain situations that indicate SARS problem, strained Iraq situation, domestic deflations, after the summer of 2003, Japanese economy has gradually recovered with the increased corporate capital expenditures and exports supported by the growing demand for IT-related products in the U. S. and the growing demand in China. But global economy including the U.S. is now in the unpredictable situations. Kyocera predicts the situation will continue to be chaotic in considering the yen’s appreciation and the rises in prices of oil and certain materials. Kyocera is substantially dependent for its growth on the markets for semiconductors and components for mobile phone handsets and PC-related equipment. Though these markets have been expanding favorably in accordance with growing demand for digital appliances since fiscal 2003, these may be badly affected by sluggish consumer spending brought by economy recession.

(2) Unexpected changes in economic, political and legal conditions in China, in which Kyocera is becoming increasingly active, may have an adverse effect on Kyocera’s business

Based on its expectation that the Chinese markets for cellular telephones and IT-related products, including personal computers and printers, will continue to grow rapidly, Kyocera has been making substantial investments in new production and marketing facilities in China. Kyocera now has four principal production facilities, located in Shanghai, Dongguan and Guiyang, Tianjin and Kyocera plans to make substantial additional investments to increase production capacity at these sites and to increase its marketing and distribution capabilities in China. Although the Chinese economy has been growing at a rapid rate in recent years, and the central government has been increasingly utilizing market forces as opposed to central economic planning, growth has been uneven among various regions of the country and among various sectors of the economy. Unexpected changes in the central government’s economic policy or in the business climate including those due to changes in institutional systems in various parts of the country may adversely affect its IT-related markets, in which Kyocera seeks to sell its products. In addition, China is in the process of developing a comprehensive system of laws and regulations dealing with economic matters, and foreign corporations currently active in the country, such as Kyocera, face risks and uncertainties including enforcement of contractual terms, administrative intrusion by local governments and difficulty with expatriation of profits.

(3) Kyocera sells a diverse variety of products, and in each of its businesses Kyocera is subject to intense competitive pressures, including in terms of price, technological change, product development, quality and speed of delivery, and these pressures are likely to increase in the near term

Kyocera sells a wide variety of products and therefore faces a broad range of competitors from large international companies to relatively small, rapidly growing and highly specialized companies. Kyocera has a variety of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Kyocera may not fund or invest in certain of its businesses to the same degree as its competitors, or these competitors may have greater financial, technical, and marketing resources available to them than the portion of its business against which they compete. While some of the factors that drive competition vary by product area, price and speed of delivery are factors in all areas of Kyocera’s business. Price pressure has been intense, and this trend was intense in particularly in PHS markets in China in fiscal 2004. Kyocera predicts that its production prices will continue to be down over fiscal 2005 partly depending on the demand and competition situation. In production businesses in which Kyocera produces specialized parts for its customers’ products, its competitive position depends significantly on being involved early in the process of creating a new product that fits its customer’s needs. This requires maintaining close ties with its customers so that Kyocera can ensure that it is able to meet required specifications and be the first supplier to create and deliver the product. Kyocera’s gross margins may be reduced if it cannot maintain these important relationships or market share or if it is forced in the future to further reduce prices in response to the actions of its competitors.

(4) Kyocera’s products are difficult to manufacture, and small manufacturing defects can adversely affect its production yields and operating results

The manufacture of the majority of Kyocera’s products is a highly complex and precise process. Kyocera ordinarily outsources the fabrication of certain components and sub-assemblies of its products, often to sole source suppliers or a limited number of suppliers. Kyocera has experienced occasional delays in obtaining components and sub-assemblies because the manufacturing process for these items is very complex and requires a long lead-time. Kyocera’s revenues derived from sales of these products will be materially and adversely affected if Kyocera is unable to obtain a high quality, reliable and timely supply of these components and sub-assemblies. In addition, any reduction in the precision of these components will result in sub-standard end products and will cause delays and interruptions in Kyocera’s production cycle.

Within Kyocera’s manufacturing facilities, minute impurities, difficulties in the production process or other factors can cause a substantial percentage of its products to be rejected or non-functional. These factors can result in lower than expected production yields, which delay product shipments and may materially and adversely affect Kyocera’s operating results. Because the majority of Kyocera’s costs of manufacture are relatively fixed, production yield and capacity utilization rate are critical to its financial results.

(5) Since 60 percent of Kyocera’s revenues have been from foreign sales in recent years, various export risks may disproportionately affect its revenues

Kyocera’s sales to customers located outside Japan accounted for 60% of its total revenues in fiscal 2004. Kyocera believes that international sales will continue to account for a significant percentage of its revenues. Therefore, the following export risks may disproportionately affect Kyocera’s revenues:

•	a strong yen may make Kyocera’s products less attractive to foreign purchasers;

•	political and economic instability may inhibit export of Kyocera’s products;

•	Kyocera may experience difficulties in the timeliness of collection of foreign accounts receivable and be forced to write off receivables from foreign customers;

•	tariffs and other barriers may make Kyocera’s products less cost competitive;

•	shipping costs of Kyocera’s products may increase;

•	Kyocera may have difficulty in staffing and managing its international operations; and

•	the laws of certain foreign countries may not adequately protect Kyocera’s trade secrets and intellectual property.

(6) Currency exchange rate fluctuations could adversely affect Kyocera’s financial results

Kyocera conducts business in countries outside of Japan, which exposes it to fluctuations in foreign currency exchange rates. Kyocera may enter into short-term forward exchange or option contracts to hedge this risk according to its outlook on future exchange rates; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on its business. Fluctuations in foreign currency exchange rates may affect its results of operations and the value of its foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which Kyocera and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of imported items required in its operations.

(7) Industry demand for skilled employees, particularly engineering and technical personnel, exceeds the number of personnel available

Kyocera’s future success depends, in part, on its ability to attract and retain certain key personnel, including engineering, operational and management personnel. Kyocera anticipates that it will need to hire additional skilled personnel in all areas of its business. The competition for attracting and retaining these employees, especially engineers in key fields, including software design in telecommunications, is intense. Because of this intense competition for these skilled employees, Kyocera may be unable to retain its existing personnel or attract additional qualified employees in the future.

(8) Insufficient protection of Kyocera’s trade secrets and patents could have a significant adverse impact on its competitive position

Kyocera’s success and competitive position depend on protecting its trade secrets and other intellectual property. Kyocera’s strategy is to rely both on trade secrets and patents to protect its manufacturing and sales processes and products, but reliance on trade secrets is only an effective business practice insofar as trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed. Kyocera takes certain measures to protect its trade secrets, including executing non-disclosure agreements with certain of its employees, joint venture partners, customers and suppliers. If parties breach these agreements or the measures Kyocera takes are not properly implemented, Kyocera may not have an adequate remedy. Disclosure of its trade secrets or reverse engineering of its proprietary products, processes or devices could materially and adversely affect its business, financial condition and results of operations.

Kyocera is actively pursuing patents on some of its recent inventions, but these patents may not be issued. Even if these patents are issued, they may be challenged, invalidated or circumvented. In addition, the laws of certain other countries may not protect Kyocera’s intellectual property to the same extent as Japanese laws.

(9) Kyocera may require licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affect its results of operations

From time to time Kyocera has received, and may receive in the future, notice of claims of infringement of other parties’ proprietary rights and licensing offers to commercialize third party patent rights. Although Kyocera is not currently involved in any litigations relating to its intellectual property except in the ordinary course of its business, Kyocera cannot assure that:

•	infringement claims (or claims for indemnification resulting from infringement claims) will not be asserted against Kyocera,

•	future assertions against Kyocera will not result in an injunction against the sale of infringing or allegedly infringing products or otherwise significantly impair its business and results of operations; or

•	Kyocera will not be required to obtain licenses, the expense of which may adversely affect its results of operations.

(10) Future initiatives and in-process research and development may not produce the desired results

Kyocera intends to expand its product lines to satisfy customer demand in its target markets. Unexpected technical delays in completing these initiatives could lengthen development schedules and result in lower revenues based on the products or technologies developed from these initiatives. There can be no assurance that the products derived from Kyocera’s in-process research and development activities will achieve market acceptance.

(11) Kyocera may have to incur impairment losses on its investments in equity securities

Kyocera holds investments in equity securities of companies not affiliated with itself, which Kyocera generally holds on a long-term basis for business relationship purposes. A substantial portion of these investments consists of shares of common stock of public companies in Japan, including Japanese banks and other financial institutions. Kyocera holds 13.5% of the issued shares of KDDI (Japanese telecommunication service provider). As of March 31, 2004, the aggregate fair value of equity securities included in available-for-sale securities was ¥363,548 million, with gross unrealized gains in the amount of ¥102,568 million and gross unrealized losses in the amount of ¥57 million. If there is a decline in the fair value, i.e., the market price, of the shares Kyocera holds in those companies over a period of time, and it determines that the decline is other-than-temporary under the guidance of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” Kyocera will need to record an impairment loss for the applicable fiscal period. During fiscal 2004, Kyocera recorded losses on devaluation of investment securities in the amount of ¥1,030 million, mainly due to managements’ estimation that certain non-public companies in which Kyocera invested would need considerable periods to show profitability in their operating activities. For some of the equity securities Kyocera owns, including the KDDI shares it owns, Kyocera intends to keep its ownership at the current level in light of the importance of its business relationships with the issuers of these equity securities. For other equity securities in its portfolio, although Kyocera may dispose of them over time, market conditions may not permit it to do so at the time, speed or price it may wish.

5. Significant Patents and Licenses and Agreement

(1) The following table shows significant license agreements.

Kyocera Corporation

Counter Party	Country	Contents	Period
Philips Electronics N.V.	Netherlands	License under patents regarding optical disk system	From June 28, 1993 to patent expiration

Semiconductor Energy Laboratory Co., Ltd.	Japan	License under patents regarding amorphous silicon drums and devices using such drums	From February 15, 1994 to patent expiration

International Business Machines Corporation	United States	License under patents regarding ceramic products, electric/ electronic parts and components License under patents regarding information processing systems	From June 30, 1995 to patent expiration

Qualcomm Incorporated	United States	License under patents regarding cellular phones using CDMA technology	From August 31, 1996 to patent expiration

Solar Physics Corporation	United States	License under patents regarding amorphous silicon drums and devices using such drums	From February 5, 1997 to patent expiration

Johnson Marthey Semiconductor Packages, Inc.	United States	License regarding semiconductor packages and printed circuit boards	From June 11, 1997 to June 11, 2007

Philips Electronics N.V.	Netherlands	License under patents regarding global system mobile communication (“GSM”) cellular handsets	From February 15, 1999 to February 11, 2009

Hitachi Displays, Ltd.	Japan	License under patents regarding liquid crystal display elements	From April 1, 1999 to March 31, 2007

NEC Corporation	Japan	License under patents regarding PDC handsets and PHS handsets	From July 1, 2000 to September 14, 2010

Advanced Ceramics Research Incorporated	United States	License to use technology and patents regarding ceramic fiber	From September 15, 2000 to patent expiration

Ricoh Company, LTD	Japan	License under patents regarding electronic photo printer	From June 1, 2001 to May 31, 2006

Counter Party	Country	Contents	Period
Lucent Technologies GRL Corporation	United States	License under patents regarding wireless subscriber equipment	From August 28, 2001 to December 31, 2004

Eastman Kodak Company	United States	License under patents regarding digital camera	From April 1, 2002 to March 31, 2012

Forgent Networks, Inc./ Compression Labs, Inc.	United States	License under patents regarding digital camera	From October 30, 2002 to September 17, 2007

Toshiba Corporation	Japan	License under patents regarding aluminum nitride	From January 1, 2003 to December 31, 2007

Seiko Epson Corporation	Japan	License under patents regarding LCD panel modules (Super twisted nematic (“STN”)	From January 1, 2003 to December 31, 2007

Koninklijke Philips Electronics N.V.	Netherlands	License under patents regarding PDC handsets and PHS handsets	From March 19, 2003 to patent expiration

NEC Corporation	Japan	License under patents regarding telecommunications handsets based on STD-T53 and IS-95 standard.	From August 1, 2003 to April 28, 2015

International Business Machines Corporation	United States	License under patents regarding SLC technology	From September 1, 2003 to patent expiration

Motorola Incorporated	United States	License under patents regarding cellular phone	From January 1, 2004 to March 31, 2004

KMC

Counter Party	Country	Contents	Period
Canon Incorporated	Japan	License under patents regarding digital camera	From April 1, 2002 to patent expiration

(2) Agreement concerning exchange of shares

Kyocera Corporation concluded exchange of shares agreement with Kinseki, Limited on May 21, 2003 and executed exchange of shares on August 1, 2003. For the detail of this agreement, please refer to “Business Combinations” on page 17 of Annual Report for the year ended March 31, 2004, which is Exhibit Number 1 of this Form 6K.

(3) Agreement concerning business transfer

Kyocera and IBM Japan, Ltd. reached an agreement for the transfer to Kyocera Corporation from IBM Japan, Ltd. of the SLC business of Yasu Site of IBM Japan, Ltd. For the detail of this agreement, please refer to “Business Combinations” on page 17 of Annual Report for the year ended March 31, 2004, which is Exhibit Number 1 of this Form 6K.

(4) Agreement concerning corporate division

On April 1, 2004, the marketing division of Kinseki, Limited was transferred into the marketing division of the electronic components of Kyocera Corporation and the manufacturing division of the crystal components related business of Kyocera Corporation was transferred to Kinseki, Limited.

On April 1, 2004, the organic package division of Kyocera Corporation was transferred into Kyocera SLC Technologies Corporation.

In connection with the business consolidation between Kyocera Corporation and Kobe Steel, Ltd. in medical material businesses, the meetings of their respective Boards of Directors held on May 21, 2004, resolved that the medical material businesses of both companies shall be separated from their other businesses through corporate splits and shall be amalgamated into Japan Medical Materials Corporation, a successor company to be jointly established by Kyocera and Kobe Steel, Ltd., effective as from September 1, 2004.

6. Research and Development Activities

Kyocera constantly strives to expand the components and equipment businesses by promoting “high-value-added diversification” and developing new products and technologies to drive growth.

(1) Fine Ceramics Group

Kyocera is enhancing the development of ceramic packages and organic packages that are even smaller, high speed, denser and more advanced than before, with the objective of providing optimum packages for devices that will be used in digital consumer products.

Kyocera focuses on the development of fine ceramic parts with superior heat and abrasion resistant features. In particular, Kyocera is pressing ahead with the development of millimeter-wave modules and fuel-injection pump components for diesel engines in the automotive market, in which mid-term growth is expected. These products meet calls for safe and eco-friendly components and rising demand for automotive electronics.

In environmental preservation market, Kyocera is promoting the development of low cost solar modules that boast high conversion efficiency, and solid oxide fuel cells for the high-growth-potential home-use.

(2) Electronic Device Group

Kyocera is working to develop highly advanced electronic devices for the digital consumer products market that are smaller, lighter, less power consumption and can handle higher frequencies. In the capacitor business, Kyocera is developing various capacitors by utilizing properties of materials, such as ceramic, tantalum and niobium oxide in the range from commodity capacitors to high-value-added products such as high capacitance capacitors.

Efforts are also being made to develop high frequency modules for next-generation mobile communications terminals, and to strengthen the development of timing devices by maximizing synergies within Kyocera .

(3) Equipment Group

The telecommunications equipment business is conducting fundamental research into communications technology, as well as into software, voice recognition and EV-DO technologies for mobile phones in close conjunction with Kyocera Telecommunications Research Corp., established in the U.S.. At the same time, it is pressing ahead with the advancement of PHS technology, particularly in terms of high-speed wireless data communications systems.

The information business is strengthening its color and monochrome MFPs and printers with enhanced reliability and image quality through the integration of thin film devices technologies and based on the concepts of ecology and economy.

The optical instruments business is striving to develop digital camera modules for mobile phones and camera modules for automobiles.

(4) Others

KCC is promoting the development of environmentally friendly materials, while also strengthening the development of organic materials through the close relationship with Kyocera Corporation’s organic package business and Electronic Device Group.

KCCS is bolstering development of network services and security systems in line with the advent of the ubiquitous network age.

R&D expenses for fiscal 2004 decreased ¥638 million, or 1.3%, compared to fiscal 2003, and totaled ¥46,630 million, which represents 4.1% to net sales. By operating segment, R&D expenses increased by ¥1,163 million, or 15.3%, to ¥8,748 million in Fine Ceramics Group, and by ¥23 million, or 2.9%, to ¥823 million in Others. However, R&D expenses decreased by ¥489 million, or 4.9%, to ¥9,487 million in Electronic Device Group, and by ¥1,335 million, or 4.6%, to ¥27,572 million in Equipment Group.

7. Operating and Financial Review and Prospects

With respect to this part, please refer to the following pages of Annual Report for the year ended March 31, 2004, which is Exhibit Number 1 of this Form 6K.

Item 3.	Equipment and Facilities

1. Overview of capital expenditures

Capital expenditures for fiscal 2004 totaled ¥54,937 million, increased by ¥14,323 million, or 35.3% compared with fiscal 2003. The main focus was on the construction of production lines for new products and the streamlining of production processes to improve productivity in Fine Ceramics Group, Electronic Device Group and Equipment Group.

All required funds for fiscal 2004 were financed from internal funds. Capital expenditures by operating segment were: ¥13,307 million in Fine Ceramics Group, up ¥5,212 million, or 64.4%, compared to fiscal 2003; ¥18,612 million in Electronic Device Group, up ¥5,111 million, or 37.9%; ¥18,303 million in Equipment Group, up ¥4,992 million, or 37.5%; ¥1,099 million in Others, down ¥2,954 million, or 72.9%; and, ¥3,616 million in Corporate, up ¥1,962 million, or 118.6%.

2. Information on Equipment and Facilities

The following table shows major Equipment and Facilities at March 31, 2004.

Name of Plant	Location	Principal Products Manufactured	Book Value for tangible assets	Number of employee
Kyocera Corporation

Kagoshima Sendai Plant	Sendai, Kagoshima	Semiconductor parts, electronic components, fine ceramic parts	16,137	2,323

Kagoshima Kokubu Plant	Kokubu, Kagoshima	Semiconductor parts, electronic components, fine ceramic parts	19,447	3,247

Yokaichi Plant	Yokaichi, Shiga	Electronic components, fine ceramic parts, solar heat collectors, solar cells	16,195	1,184

Hokkaido Kitami Plant	Kitami, Hokkaido	Fine ceramic parts, telecommunications equipment, single crystal	4,034	677

Domestic Subsidiaries

KYOCERA REALTY DEVELOPMENT CO., LTD.	Shibuya, Tokyo	Hotel and buildings for lease	18,708	340

KYOCERA MITA CORPORATION	Chuo, Osaka	Information handling equipment, page printers	4,916	1,856

KYOCERA ELCO CORPORATION	Yokohama, Kanagawa	Electronic components	3,402	280

KYOCERA CHEMICAL CORPORATION	Kawaguchi, Saitama	Electronic material and components	5,554	563

KINSEKI, LTD	Komae, Tokyo	Electronic components	13,752	175

KYOCERA SLC TECHNOLOGIES CORPORATION	Yasu, Shiga	Organic multilayer printed circuit board	4,840	278

Overseas Subsidiaries

AVX CORPORATION	Myrtle Beach South Carolina, U.S.A	Electronic components	5,375	1,485

AVX CZECH REPUBLIC. S.R.O	Lanskron, Czech Republic	Electronic components	7,530	3,188

AVX LTD.	Paignton, U. K.	Electronic components	3,386	734

AVX ELECTRONICS CO., LTD	Tianjin, China	Electronic components	2,415	316

KYOCERA WIRELESS CORP.	San Diego, California, U.S.A.	Mobile phones	2,001	2,292

KYOCERA MITA OFFICE EQUIPMENT CO.,LTD	Dongguan, Guangdong, China	Information handling equipment, page printers	2,293	3,581

KSS ELECTRONICS	Lamphun,Thailand	Electronic components	3,281	2,286

		Fine ceramic related parts	5,259	2,586

SHANGHAI KYOCERA ELECTRONICS CO., LTD	Shanghai, China	Electronic components	5,899	1,742

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD	Dongguan, Guangdong, China	Optical equipments	2,172	2,896

3. Plans for New Investments or Disposal

(1) New investments

Kyocera conducts a diverse range of operations in each of four operating segments. Plans to construct or enhance facilities are not determined on a project-by-project basis at the end of fiscal 2004. Accordingly, planned investment is shown on an operating segment basis.

Operating segment	Planned investments in fiscal 2005 (Yen in Millions)	Details and objectives	Investments method
Fine Ceramics Group	18,000	Install equipment to expand production of semiconductor parts and consumer-related products	Internal funding

Electronic Device Group	19,000	Install equipment to expand production of new products	As above

Equipment Group	17,000	Install equipment to expand production of new products	As above

Others	2,000	Install equipment to expand production of electronic component materials	As above

Corporate	6,000	Upgrade business sites	As above

Total	62,000	—	—

(Notes) 1. National and regional consumption taxes are not included in the above amounts.

    2. Investment plans for each operating segment are follows.

    1) Fine Ceramics Group

Plans for investment are scheduled to expand production of ceramic packages, solar energy products and cutting tools.

    2) Electronic Device Group

Plans for investment are scheduled to expand production of new products at Kyocera Corporation.

    3) Equipment Group

Plans for investment are scheduled to expand production of next-generation mobile phones, information equipment and camera modules.

    4) Others

Plans for investment are scheduled to expand production at KCC.

    5) Corporate

Plans for investment are scheduled to upgrade domestic business sites to enhance environmental preservation.

(2) Sales and disposal

Excluding disposal and sale related to the renewal of ordinary equipment, there are no plans to sell or remove equipment that would have any significant impact on production capabilities.

Item 4.	Information on KYOCERA CORPORATION

1. Authorized Capital and Common Stock

(1) Number of Authorized Capital and Common Stock

1) Authorized Capital

Article 5 of the Articles of Incorporation of Kyocera Corporation provides that the total number of shares authorized for issuance by Kyocera Corporation is 600,000,000 shares.

2) Number of Shares of Common Stock Issued

At June 28, 2004, and March 31, 2004, number of shares issued was 191,309,290, registered on Tokyo, Osaka Stock Exchange in Japan and New York Stock Exchange in U.S.A. as follows:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock Common Stock American Depositary Shares	Tokyo Stock Exchange Osaka Stock Exchange New York Stock Exchange

(2) Stock Acquisition Rights

The following table shows stock acquisition rights issued pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan at May 31, 2004, and March 31, 2004.

	March 31, 2004	May 31, 2004
Number of stock acquisition rights	10,410	10,306
Class of shares issued for stock acquisition rights	Common Stock	Common Stock
Number of shares issued for stock acquisition rights	1,041,000	1,030,600
Amount to be paid in upon exercise of stock acquisition rights	7,900	7,900
Exercise period for stock acquisition rights	From October 1, 2003 to September 30, 2008	From October 1, 2003 to September 30, 2008

Conditions for exercise of stock acquisition rights

(i) In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii) In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier),up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv) Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

(3) Status of Common Stock and Capital

The following table shows a change in number of shares and amounts of capital and additional paid-in capital.

(Yen in millions except number of shares)

Date of issuance	Increased number of shares issued	Number of shares issued	Increased amount of capital	Total amount of capital	Increased amount of additional paid- in capital	Total amount of additional paid- in capital
August 1, 2002*1	990,990	191,309,290	—	115,703	11,351	185,838
August 1, 2003*2	—	191,309,290	—	115,703	6,717	192,555

*1	On August 1, 2002, to accomplish the exchange of shares agreement with Toshiba Chemical Corporation (currently renamed as Kyocera Chemical Corporation), Kyocera Corporation newly issued shares of common stock.

*2	Resulted from the exchange of shares with Kinseki, LTD(currently renamed as Kyocera Kinseki Corporation).

(4) Category of Shareholders

The following table shows a category of shareholders at March 31, 2004. ( 1 unit = 100 shares)

Category	Number of shareholders	Number of units held	Number of units held/Number of units issued (%)
Government	1	58	0.00%
Financial institutions	228	671,172	35.19%
Securities firms	36	21,496	1.13%
Other Japanese entities	953	127,829	6.70%
Foreign entities, etc.	670	635,588	33.32%
Of which individuals	6	65	0.00%
Individuals and others	76,196	451,366	23.66%
Total	78,084	1,907,509	100.00%

Aggregated number of shares constituting less than one unit	—	558,390	—

(5) Major Shareholders

The following table shows the ten largest shareholders of record of Kyocera Corporation at March 31, 2004.

Name	Shares owned (in thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	16,291	8.52%
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,392	6.48%
The Bank of Kyoto, Ltd.	7,218	3.77%
Kazuo Inamori	6,806	3.56%
The Inamori Foundation	4,680	2.45%
UFJ Bank Limited	3,931	2.05%
Keiai Kosan K.K.	3,550	1.85%
State Street Bank and Trust Company (Standing proxy: The Mizuho Corporate Bank, Limited)	3,468	1.81%
Barkley’s Bank PLC Barkley’s Capital Securities (Standing proxy: Standard Chartered Bank)	2,853	1.49%
The Dai-ichi Mutual Life Insurance Company	2,748	1.44%
Total	63,937	33.42%

(6) Voting Rights

The following table shows voting rights of common stock of Kyocera Corporation at March 31, 2004.

	Number of shares	Number of voting rights
Shares without voting rights	—	—
Shares with limited voting rights	—	—
Shares with full voting rights (treasury stock)	3,827,500 shares of common stock	—
Shares with full voting rights (other)	186,923,400 shares of common stock	1,869,234
Shares constituting less than one unit	558,390 shares of common stock	—
Total number of shares issued	191,309,290 shares of common stock	—
Total voting rights of all shareholders	—	1,869,234

All of Treasury stocks of 3,825,000 shares were held by Kyocera Corporation, and its ownership to total number of shares issued was 2.00% at March 31, 2004. (There were another 2,500 shares which were not held by Kyocera Corporation substantially but were named as Kyocera Corporation.)

(7) Stock Options

Kyocera Corporation provides stock option plans.

These plans were also resolved in the 49th (on June 25, 2003) and the 50th (on June 25, 2004) Ordinary General Shareholders Meeting of Kyocera Corporation to be provided by issuing stock acquisition rights pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

The following table shows details of the stock option plans.

Date of resolution	June 25, 2003
Parties who are provided the rights (number of parties)	Directors of Kyocera Corporation and its consolidated subsidiary (79) Corporate Auditor (7), Executive Officer or employee, as determined pursuant to Kyocera Corporation’s Board’s approval (1,302)

Class of shares issued for stock acquisition rights	See (2) Stock Acquisition Rights

Number of shares	Same as above

Amount to be paid in upon exercise of stock acquisition rights	Same as above

Exercise period for stock acquisition rights	Same as above

Conditions for exercise of stock acquisition rights	Same as above

Restriction on transfer of the stock acquisition rights	Same as above

Date of resolution	June 25, 2004
Parties who are provided the rights (number of parties)	Directors of Kyocera Corporation and its consolidated subsidiary, Corporate Auditor, Executive Officer or employee, as determined pursuant to Kyocera Corporation’s Board’s approval

Class of shares issued for stock acquisition rights	Common Stock

Number of shares	1,500,000

Amount to be paid in upon exercise of stock acquisition rights	See Note below

Exercise period for stock acquisition rights	From October 1, 2004 to September 30, 2008

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the Acquisition Rights Holder must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months(or until the date of expiration of the exercise period thereof, if such date comes earlier),up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

Restriction on transfer of the stock acquisition rights	Transfer of stock acquisition rights shall be subject to approval at the meeting of the Board of Directors of Kyocera Corporation

(Note)

The Exercise Price shall be the average of the closing price of the shares of the Common Stock of Kyocera Corporation at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of Kyocera Corporation) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one (1) yen; provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of Kyocera Corporation on the day of issuance of the stock acquisition rights (if there is no closing price on such day, on the day immediately preceding such day), the Exercise Price shall be the closing price on the day of issuance of the stock acquisition rights.

Provided that when Kyocera Corporation makes stock split or stock consolidations after issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Split ratio (or consolidation ratio)

Provided, further, that in the event of any issuance by Kyocera Corporation of new shares or any disposition of its own shares of Common Stock at a price less than the market price thereof (excluding issuance or disposition as a result of exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	Number of shares in issued	+	Increase in number of shares as a result of new issue	x	Issue price per share
Market price per share prior to new issue
				Number of shares in issue	+	Increase in number of shares as a result of new issue

2.Treasury Stock

(1) Purchase of treasury stocks under the resolution in the 49th Ordinary General Shareholders Meeting of Kyocera Corporation

Type of stock purchased : Common stock

	Number of shares	Total amount (yen)
Resolution in the 49[t]h (on June 25, 2003) Ordinary General Shareholders Meeting of Kyocera Corporation (2.61% of the issued and outstanding shares of Kyocera Corporation at June 25, 2003)	5,000,000	50,000,000,000
Purchase of treasury stocks under the resolution	—	—
Unexercised amount under the resolution	5,000,000	50,000,000,000
Ratio of unexercise (%)	100	100

At June 25, 2004, number of treasury stocks reissued was 16,400, and total amount was ¥134,449,143.

At June 25,2004,number of transfer of treasury stocks accompanying merger and exchange of shares and corporate split was 2,529,154,and total amount was ¥20,739,064,440.

All of treasury stocks of 3,711,946 shares were held by Kyocera Corporation at June 25, 2004.

(2) Resolutions of “Acquisition of its own stock by Kyocera Corporation” in the 50th Ordinary General Shareholders Meeting of Kyocera Corporation

(i) Type of stock to be purchased

None

(ii) Aggregate number of shares to be purchased

None

(iii) Maximum aggregate purchase price of the stock

None

3. Basic Policy on Profit Distribution

Since its public offering, Kyocera has endeavored to increase dividends per share in line with improvements in performance. Kyocera has also boosted share dividends by actively applying free-share distributions and stock splits.

In the coming years, Kyocera will work to further improve earnings per share and cash flow, and on the basis of the results, will share its success in the form of dividends in accordance with holistic judgments. Kyocera’s goal of constantly enhancing profitability will ensure greater returns for stockholders. In order to be a “creative company that continues to grow in the 21th century,” Kyocera will strive at the same time to be a market leader in the three strategic areas of telecommunications and information processing, environmental protection and quality of life. Accordingly, Kyocera aims to cultivate new businesses, markets and to develop technologies, acquiring external management resources when necessary to achieve this objective. Kyocera will also enhance technological prowess and marketing force in each of the businesses Kyocera is in, and select an optimal structure for each by leveraging Group resources, to build up a “winning” competitive structure, without limiting ourselves to any single formula. Kyocera will prioritize a healthy and stable financial position and retain a high level of internal reserves to facilitate the execution of this management strategy.

Kyocera Corporation decided at the Annual General Meeting of Shareholders held on June 25, 2004 that a year-end dividend was 30 yen per share, in addition to the interim dividend of 30 yen per share already paid. The total cash dividend to shareholders was 60 yen per share, same as in fiscal 2003.

Board of meeting for the decision of interim dividend for fiscal 2004 was held on October 28, 2003.

4. Price Range of Shares

(1) The following table shows price range of shares of Kyocera Corporation in the last five fiscal years.

	Price per share of common stock (yen)
Fiscal Years	High	Low
2000	28,000	6,200
2001	19,500	9,000
2002	12,900	7,000
2003	10,070	5,630
2004	8,970	5,570

Share prices were quoted from Tokyo Stock Exchange.

(2)The following table shows price range of shares of Kyocera Corporation for the last six months in fiscal 2004.

	Price per share of common stock (yen)
	High	Low
October, 2003	7,000	6,200
November, 2003	6,920	6,180
December, 2003	7,280	6,430
January, 2004	8,120	7,220
February, 2004	8,100	7,140
March, 2004	8,970	8,060

Share prices were quoted from Tokyo Stock Exchange.

5. Directors and Senior Management

The following table shows Kyocera Corporation’s Directors and Corporate Auditors.

Name	Date of Birth	Position	Since	Shares Owned (Thousands)

Kazuo Inamori	January 30, 1932	Chairman Emeritus	1959	6,806

Kensuke Itoh	December 17, 1937	Chairman of the Board and Representative Director	1975	557

Yasuo Nishiguchi	October 9, 1943	Representative Director and President, Executive Officer	1987 (President 1999)	4

Masahiro Umemura	August 8, 1943	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate Development Division)	1991	5

Michihisa Yamamoto	November 13, 1942	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate General Affairs Division)	1987	9

Yuzo Yamamura	December 4, 1941	Director (President and Representative Director of KYOCERA ELCO CORP.	1987	82

Naoyuki Morita	April 8, 1942	Director (President and Representative Director of KYOCERA COMMUNICATION SYSTEMS CO., LTD.)	1987	6

Koji Seki	December 8, 1937	Director (Chairman and Representative Director of KYOCERA MITA CORP.)	1989	4

Noboru Nakamura	October 6, 1944	Director (Executive Vice President and Representative Director of KYOCERA CHEMICAL CORPORATION)	1991	3

Isao Kishimoto	November 30, 1943	Director (President and Representative Director of KYOCERA KINSEKI CORPORATION)	1993	4

Name	Date of Birth	Position	Since	Shares Owned (Thousands)

Hisao Hisaki	July 2, 1946	Director and Managing Executive Officer	1991	3

Rodney N. Lanthorne	February 5, 1945	Director (President of KYOCERA INTERNATIONAL, INC.)	1989	3 (ADR)

John S. Gilbertson	December 4, 1943	Director (CEO and President of AVX CORPORATION)	1995	15 (ADR)

Atsushi Mori	September 9, 1937	Full-time Corporate Auditor	2002	10

Yasuo Akashi	May 29, 1944	Full-time Corporate Auditor	2003	7

Osamu Nishieda	January 10, 1943	Corporate Auditor	1993	1,000

Shinji Kurihara	August 25, 1927	Corporate Auditor	2003	1

6. Corporate Governance

Kyocera’s corporate governance is designed to ensure extremely sound, transparent and effective management and thereby best protect the interests of stockholders. No discussion of corporate governance at Kyocera would be complete without first looking at the “Kyocera Philosophy,” which provides both the moral and intellectual backbone for Kyocera’s management style.

The “Kyocera Philosophy” was created by Kyocera’s founder, as he codified his views on the subject of business management. He was convinced that one of the most important points for the management of the company was that the “Kyocera Philosophy” should apply to the actions of all who work for the enterprise—directors, managers and employees alike. The “Kyocera Philosophy” embodies many principles, covering subjects ranging from the fundamentals of business management to the specifics of day-to-day operations. Its principles demand impartial, fair and totally transparent management, while emphasizing the importance of maximizing profits by eliminating waste, minimizing expenses and maximizing revenues. The “Kyocera Philosophy” demands particularly high standards of ethical behavior from all leaders within the company. Managers are never allowed to put their personal interests ahead of the company’s interests. From the beginning, Kyocera has been guided by principles that have naturally worked toward achieving the corporate governance goals mentioned above.

Kyocera’s management believes that the standards and criteria applied by all members of the enterprise hold the key to achieving the aims of corporate governance. At its core, the “Kyocera Philosophy” exhorts workers to use the criterion of what they judge “the right thing to do as human being” as the basis for guiding all actions and decisions. Because of their universal nature, the principles of the “Kyocera Philosophy” are as applicable to Kyocera’s worldwide operations as they are to any other business.

During fiscal 2004, Kyocera managers around the world attended an aggregated total of 19,440 training and education sessions designed to promote deeper understanding of the “Kyocera Philosophy.” The “Kyocera Philosophy” also formed an important part of our orientation efforts for new recruits and on-the-job training programs. In fiscal 2005, Kyocera plans to extend these programs to cover all employees in Japan. A total of 755 managers at Kyocera subsidiaries outside Japan received training along these lines in fiscal 2004.

Kyocera emphasizes a so-called “amoeba” management system in which operations are managed at the level of small groups. This system is believed to reflect the “Kyocera Philosophy” best, and is regarded as the source of Kyocera’s strength in creating highly motivated management by getting all employees involved in the daily operation of the company.

Explicit delegation of responsibilities to small groups has the added advantage of promoting transparency in all details of management, while creating a system that promotes efficiency. In Kyocera’s experience, these processes maintain sound business management practices, which in turn translate into greater benefits for all stakeholders.

To make these principles work in practice, a system of checks and balances is also crucial. Kyocera has adopted the corporate governance model outlined in the Commercial Code of Japan that is based on the use of corporate auditors. In this system, the board of corporate auditors oversees the management decisions of the board of directors and policy execution by executive officers.

Of four corporate auditors, two are appointed externally. Kyocera implemented an executive officer system, in which the functions of business execution and supervision of management have been separated to further raise management efficiency. The Board of Directors consist of 13 people, including eight members from Kyocera group management who are not responsible for business execution of Kyocera Corporation.

In addition, to ensure a systematic and sustained approach to compliance management throughout Kyocera, Kyocera established a Risk Management Department.

By respecting the “Kyocera Philosophy” as a corporate culture and completing internal management control system apart from management aspect, Kyocera aims to achieve solid corporate governance as our stockholders expect.

<Compensation paid to Directors and Corporate Auditors, and Audit Fee paid to Independent Registered Public Accounting Firm>

The aggregate amount of compensation, including bonuses, paid by Kyocera Corporation for fiscal 2004 to all Directors and Corporate Auditors was as follows:

To Directors :	¥579 million
To Corporate Auditors:	¥54 million
Total compensation :	¥633 million

The aggregate amount of audit fee paid by Kyocera Corporation for fiscal 2004 to Independent Registered Public Accounting Firm was as follows:

Audit fee related to audit report:	¥98 million
Audit fee related to others :	¥8 million
Total audit fee:	¥106 million

Item 5.	Accounting Information

Consolidated Financial Statements and Non-consolidated Financial Statements

(1) Pursuant to the article 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements,” the consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(2) Pursuant to “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963, “Regulation for Financial Statements”), the non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP).

The non-consolidated financial statements for fiscal 2003 are prepared in conformity with pre-amendment of Regulation for Financial Statements, and the non-consolidated financial statements for fiscal 2004 are prepared in conformity with amendment of Regulation for Financial Statements.

Pursuant to provision of additional rule 2 of “Cabinet order to partly revise Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements”(Cabinet order No.5, January 30, 2004), the non-consolidated financial statements for the year ended March 31, 2004 are prepared in conformity with pre-amendment of Regulation for Financial Statements.

(3) The non-consolidated financial statements are expressed by rounding down to millions of yen till fiscal 2003. From fiscal 2004 these are expressed by rounding off to millions of yen.

1. Consolidated Financial Statements

(1) Consolidated Financial Statements

With respect to this part, please refer to the following pages of Annual Report for the year ended March 31, 2004, which is Exhibit Number 1 of this Form 6K.

(2) Other Supplemental Information

< Bond >

None

< Borrowings >

See the Note 9 “Short-term Borrowings and Long-term Debt (Annual Report).”

< Valuation and Qualifying Accounts >

	Yen in millions
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to other Accounts(A)	Deductions (B)	Balance at End of Period
For the year ended March 31, 2004:
Allowance for doubtful accounts	¥55,990	¥1,938	¥(173)	¥(14,963)	¥42,792
Allowance for sales returns	4,207	632	(431)	—	4,408
Allowance for valuation losses on inventories	10,212	1,790	—	(2,786)	9,216

Total	¥70,409	¥4,360	¥(604)	¥(17,749)	¥56,416

(A)	Foreign currency translation adjustments and beginning balance of newly consolidated subsidiaries

(B)	Charge-offs

NON-CONSOLIDATED FINANCIAL STATEMENTS

RESULTS FOR THE YEAR ENDED MARCH 31, 2004

KYOCERA CORPORATION

Kyocera Corporation

The non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date of the board of directors’ meeting for the results for the year : April 27, 2004

Date of the general meeting of shareholders : June 25, 2004

1. Results for the year ended March 31, 2004 :

(1) Results of operations :

	Years ended March 31,
	2004	2003
Net sales	¥494,035 million	¥482,834 million
% change from the previous year	2.3%	(3.3)%
Profit from operations	41,222 million	42,407 million
% change from the previous year	(2.8)%	10.5%
Recurring profit	61,788 million	54,685 million
% change from the previous year	13.0%	(3.1)%
Net income	60,663 million	27,923 million
% change from the previous year	117.2%	(19.0)%

Earnings per share :
Basic	¥324.70	¥149.45
Diluted	¥324.69	—

Return on equity	6.4%	3.2%
Recurring profit to total assets	5.3%	5.0%
Recurring profit to net sales	12.5%	11.3%

Notes :

1. Average number of common stock outstanding during the year

Year ended March 31, 2004 :	186,644,145 shares
Year ended March 31, 2003 :	186,338,707 shares

2. Change in accounting policies: None

(2) Dividend information :

	Years ended March 31,
	2004	2003
Year-end dividends per share	¥30.00	¥30.00
Interim dividends per share	30.00	30.00
Annual dividends per share	60.00	60.00
Annual aggregate amount of dividends paid	11,249 million	11,099 million
Dividends to net income	18.5%	40.1%
Dividends to stockholders’ equity	1.1%	1.3%

BALANCE SHEETS

ASSETS

	Yen in millions
	March 31,				Increase (Decrease)
	2004		2003
	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥192,928		¥208,418		¥(15,490)
Trade notes receivable	50,414		47,526		2,888
Trade accounts receivable	85,441		74,155		11,285
Marketable securities	—		14,649		(14,650)
Finished goods and merchandise	20,010		21,829		(1,819)
Raw materials	20,058		19,413		644
Work in process	21,904		19,838		2,065
Supplies	742		525		217
Deferred income taxes	10,806		28,592		(17,786)
Short-term loans	3,178		4,036		(858)
Other accounts receivable	5,772		2,737		3,034
Refundable income taxes	2,645		—		2,645
Other current assets	1,349		1,191		158
Allowances for doubtful accounts	(144)		(26)		(118)

Total current assets	415,103	33.4	442,887	40.5	(27,785)

Fixed assets :
Tangible fixed assets :
Buildings	36,499		38,924		(2,426)
Structures	2,275		2,451		(177)
Machinery and equipment	37,163		36,012		1,151
Vehicles	30		28		1
Tools, furniture and fixtures	9,232		9,016		215
Land	31,972		30,386		1,585
Construction in progress	1,634		650		984

Total tangible fixed assets	118,805	9.6	117,472	10.7	1,333

Intangible assets :
Patent rights and others	3,178		2,576		601

Total intangible assets	3,178	0.3	2,576	0.2	601

Investments and other assets :
Investments in securities	420,622		300,916		119,706
Investments in subsidiaries	242,929		194,160		48,768
Investments in subsidiaries other than equity securities	25,078		24,244		833
Long-term loans	10,540		10,456		84
Long-term prepaid expenses	6,791		3,935		2,855
Other investments	4,157		5,002		(845)
Allowances for doubtful accounts	(241)		(1,030)		789
Allowances for impairment loss on securities	(5,950)		(5,950)		—

Total investments and other assets	703,926	56.7	531,736	48.6	172,190

Total fixed assets	825,909	66.6	651,785	59.5	174,124

Total assets	¥1,241,012	100.0	¥1,094,672	100.0	¥146,339

LIABILITIES

	Yen in millions
	March 31,				Increase (Decrease)
	2004		2003
	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥51,684		¥50,766		¥917
Other payables	14,012		63,600		(49,588)
Accrued expenses	6,355		7,571		(1,216)
Income taxes payables	45		8,500		(8,455)
Deposits received	2,176		2,722		(547)
Accrued bonuses	10,658		10,900		(242)
Provision for warranties	650		778		(128)
Provision for sales returns	184		217		(33)
Other current liabilities	52		201		(149)

Total current liabilities	85,816	6.9	145,257	13.3	(59,441)

Non-current liabilities :
Deferred income taxes	90,977		15,154		75,822
Accrued pension and severance costs	33,148		67,596		(34,448)
Directors’ retirement allowance	985		1,176		(190)
Other non-current liabilities	348		341		6

Total non-current liabilities	125,458	10.1	84,267	7.7	41,190

Total liabilities	211,274	17.0	229,525	21.0	(18,251)

STOCKHOLDERS’ EQUITY

Common stock	115,703	9.3	115,703	10.5	—
Additional paid-in capital	192,555	15.5	185,838	17.0	6,716
Retained earnings:
Legal reserves	17,207		17,206		—
Reserve for special depreciation	2,393		3,148		(756)
Reserve for research and development	1,000		1,000		—
Reserve for dividends	1,000		1,000		—
Reserve for retirement benefits	300		300		—
Reserve for overseas investments	1,000		1,000		—
General reserve	487,828		469,828		18,000
Unappropriated retained earnings	61,588		29,421		32,167

Total retained earnings	572,316	46.2	522,904	47.8	49,411

Net unrealized gain on other securities	180,520	14.5	92,735	8.5	87,785
Treasury stock, at cost	(31,356)	(2.5)	(52,033)	(4.8)	20,678

Total stockholders’ equity	1,029,738	83.0	865,147	79.0	(164,590)

Total liabilities and stockholders’ equity	¥1,241,012	100.0	¥1,094,672	100.0	¥146,339

STATEMENTS OF INCOME

	Yen in millions
	Years ended March 31,				Increase (Decrease)
	2004		2003
	Amount	%	Amount	%	Amount	%
Recurring profit and loss :
Operating income and expenses :
Net sales	¥494,035	100.0	¥482,834	100.0	¥11,201	2.3
Cost of sales	385,752	78.1	374,225	77.5	11,527	3.1
Selling, general and administrative expenses	67,061	13.6	66,201	13.7	860	1.3

Profit from operations	41,222	8.3	42,407	8.8	(1,186)	(2.8)

Non-operating income and expenses :
Non-operating income :
Interest and dividend income	17,757	3.6	13,472	2.8	4,284	31.8
Foreign currency transaction gains, net	1,267	0.3	—	—	1,267	—
Other non-operating income	4,666	0.9	6,105	1.2	(1,439)	(23.6)

Total non-operating income	23,690	4.8	19,577	4.0	4,112	21.0

Non-operating expenses :
Interest expense	16	0.0	19	0.0	(4)	(17.9)
Foreign currency transaction losses, net	—	—	4,650	1.0	(4,650)	—
Other non-operating expenses	3,108	0.6	2,631	0.5	477	18.1

Total non-operating expenses	3,124	0.6	7,300	1.5	(4,177)	(57.2)

Recurring profit	61,788	12.5	54,685	11.3	7,103	13.0

Non-recurring gain and loss :
Non-recurring gain	36,701	7.4	7,230	1.5	29,470	407.6
Non-recurring loss	1,414	0.3	13,339	2.7	(11,926)	(89.4)

Income before income taxes	97,075	19.6	48,576	10.1	48,499	99.8
Income taxes – current	3,807	0.7	13,046	2.7	(9,240)	(70.8)
Income taxes – deferred	32,605	6.6	7,605	1.6	25,000	328.7

Net income	60,663	12.3	27,923	5.8	32,739	117.2

Unappropriated retained earnings brought forward from the previous year	6,553		7,048
Net realized loss on treasury stock, at cost	3		0
Interim dividends	5,625		5,550

Unappropriated retained earnings at the end of the year	¥61,588		¥29,421

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2004	2003
Unappropriated retained earnings	¥61,588	¥29,421	¥32,167
Reversal of reserves:
Reversal of reserve for special depreciation	710	841	(132)

Total	62,298	30,262	32,035

To be appropriated as follows:
Dividends (30 yen per share)	5,624	5,548	76
Directors' bonuses (Note)	60	75	(15)
Reserve for special depreciation	321	86	234
General reserve	48,000	18,000	30,000

Unappropriated retained earnings carried forward to the next year	¥8,293	¥6,552	¥1,740

Note :	Corporate auditors' bonuses of 6 million yen and 3 million yen are included in directors' bonuses in 2004 and 2003, respectively.

1. Summary of significant accounting policies :

(1) Valuation of securities :

Held-to-maturity securities :	Amortized cost method
Investments in subsidiaries and affiliates :	Cost determined by the moving average method
Other securities
Marketable :	Based on market price of balance sheet date
(Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
Non-marketable :	Cost determined by the moving average method

(2) Valuation of derivative financial instruments : Mark-to-market method

(3) Valuation of inventories

Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at cost which is determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost which is determined by the first-in, first-out method.

(4) Depreciation of fixed assets :

Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

(5) Accounting for allowance and accruals :

Allowances for doubtful accounts :

Allowances for doubtful accounts are provided based on the past actual ratio of losses on bad debts in addition to estimation of uncollectable amount based on the analysis of certain individual receivables.

Allowances for impairment losses on securities :

Allowances for impairment losses on securities are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end. Unrecognized prior year service cost is amortized over estimated average remaining service period of employees by using the straight-line method. Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

(Supplemental information)

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law,” Kyocera Corporation was approved by the Ministry of the Health, Labour and Welfare for the transfer to the government of the obligation for benefits related to past employee service under the substitutional portion of employee benefit obligation on December 1, 2003. Kyocera Corporation transfered to the government the substitutional portion of employee benefit obligation and related plan assets on March 11, 2004. Gain of 32,721 million yen on the transfer was included in non-recurring gain for the year ended March 31,2004.

(6) Translation of assets and liabilities denominated in foreign currencies into Japanese yen :

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(7) Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

(8) Consumption taxes are separately identified from each transaction.

2. Notes to the balance sheets :

	Yen in millions
	March 31,
	2004	2003
(1) Accumulated depreciation of tangible fixed assets	¥318,482	¥312,256
(2) Time deposit pledged as collateral	—	¥56,368
(3) Discounted trade notes receivable	—	¥16
(4) Guarantee	¥34,049	¥22,844

3. Notes to the statements of income :

(1) Major items in non-recurring gain and loss :

	Yen in millions
	Years ended March 31,
	2004	2003
1) Non-recurring gain :
Settlement gain for a substitutional
portion of employee benefit obligation	¥32,721	—
Gain on sale of investment in an affiliate	¥3,670	—
Gain on disposal of tangible fixed assets	¥309	¥365
Reversal of allowance for doubtful accounts	¥0	¥6,651
2) Non-recurring loss :
Loss on disposal of tangible fixed assets	¥791	¥1,205
Loss on devaluation of investment in securities	¥617	¥6,180
Allowance for impairment loss on investment in subsidiary	—	¥5,950

(2) Depreciation and amortization :

	Yen in millions
	Years ended March 31,
	2004	2003
Tangible fixed assets	¥26,323	¥28,357
Intangible assets	¥1,673	¥2,168

4. Note for marketable securities:

Market value for investment in subsidiaries and affiliates:

	Yen in millions
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥210,168	¥144,264

Investment in affiliates	¥6,541	¥20,789	¥14,248

5. Significant subsequent events:

To enhance the synergetic effects of Kyocera Group and to further boost the crystal related business, Kinseki, LTD (On August 1, 2003, that was made a wholly-owned subsidiary) and Kyocera Corporation reorganized the crystal related business on April 1, 2004. In details, Kinseki's marketing division was transferred into the marketing division of the electronic components business of Kyocera Corporation, and the manufacturing division of the crystal components related business of Kyocera Corporation was transferred to Kinseki, LTD. Accompaning this diversion, Kinseki, LTD changed its name to Kyocera Kinseki Corporation on April 1, 2004. On April 1, 2004, in gathering manegerial resources of Kyocera Group and to enhance the synergetic effects of Kyocera Group and to further boost the organic package division, organic package division of Kyocera Corporation was transferred into Kyocera SLC Technologies Corporation (On August 12, 2003, that was made a wholly-owned subsidiary).